Form 10-K, Exhibit 13
period 1994-01-01
NASH FINCH CO
filed 1994-03-31
CIK 69671

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF

        FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS

     Total sales and revenues increased 8.3% for the 52 weeks of fiscal 1993 to $2.724 billion compared to $2.515 billion in the 53 weeks of 1992 and $2.343 billion in 1991. The increase is primarily attributed to the acquisitions of the military wholesale business of B. Green & Company, which occurred at the end of fiscal 1992, and the 16-store Easter chain, which was acquired at the end of the second quarter of fiscal 1993.


     In 1993, wholesale sales increased 9.7%. When sales gains realized from acquisitions and the effect of an additional week of operations last year are excluded, the increase was 1.7%. Sales growth continued to be hampered by a general weakness in the economy and deflation in food prices. An internally measured inflation index showed a deflation rate of .75 % in food prices in 1993 compared to an inflation rate of .5 % in 1992. Wholesale sales for 1992 improved over 1991 due to the acquisition of the Tidewater Wholesale Grocery division in January 1992, and the additional week of sales in 1992.


     Retail sales for 1993 increased 5.1% overall due to acquisitions and the opening of new and expanded stores. When the effects of stores acquired or sold during the year and the extra week of sales last year are eliminated, however, the result is a decline of 1.3%. This is principally attributable to increasing competitive pressures in certain market areas and, to a lesser extent, deflation in food prices. Retail sales increased 2.0% in 1992 compared to 1991 largely due to the additional week of sales.
     Gross margins were 14.6%, 14.6% and 14.8% in 1993, 1992 and 1991, respectively. Although wholesale sales, which typically achieve lower margins than retail, accounted for a slightly greater proportion of total sales in fiscal 1993 than in 1992, margin improvements for both wholesale and retail segments were sufficient to offset any reduction that might have resulted from the proportionate change in sales. The decrease in margins in 1992 compared to 1991 resulted from a higher proportion of lower margin wholesale sales.


     Margin improvements in 1993 were the result of an increase in sales, as a percentage of total sales, of higher margin product categories.

     Selling, general and administrative expenses, as a percentage of revenues were 12.2% in 1993 compared to 11.9% in 1992 and 1991. During 1993, the Company increased its provision for bad debts by $10.1 million compared with $3.7 million in 1992. This represented a substantial portion of the increase in expense over the prior year. The increased provision primarily consisted of approximately $5.0 million relating to the bankruptcy of a multi-store customer in the Southeast and $3.1 million associated with the debt-workout acquisition of 23 Food Folks stores which was completed in January 1994 (see Note 13 of notes to consolidated financial statements). It is the Company's intention to operate these stores as part of its corporate retail operations. Selling, general and administrative expenses showed no change as a percent of revenues in 1992 compared to 1991. Cost containment measures have been successful in controlling costs, especially in the areas of health care and workers' compensation in each of the last two years compared to fiscal 1991. The Company continues to concentrate on cost controls as well as productivity gains in an effort to reduce operating expenses.

     Depreciation and amortization expense increased 7.7% and 3.5% for 1993 and 1992 compared to their respective prior years. These changes are consistent with increases in property, plant and equipment and intangible assets. Depreciation and amortization expense for 1993 also reflects the expense related to acquisitions which occurred at the end of 1992 as well as the mid-year 1993 acquisition of 16 retail stores.
     Interest expense in 1993 increased 8.8% over 1992 as a result of greater average short-term borrowings partially offset by more favorable borrowing rates. As a percentage of revenues, interest expense was .37%, .36% and .38% for 1993, 1992 and 1991, respectively. The increase in capital lease obligations also contributed to higher interest expense in fiscal 1993.

     Earnings before income taxes decreased $5.9 million, or 18.2%, from fiscal 1992. The decrease is attributed to higher bad debt expense at the wholesale level which was partially offset by the profit contribution of the recent acquisitions, especially our Baltimore-based military distribution operation. Retail operations in 1993, both corporate and independent, were hampered by more intense competitive pressures in certain regions. This is expected to continue in 1994 making expense control for our wholesale and retail segments imperative to increasing both profit and return on investment.

     The operating results of Nash DeCamp, the Company's produce marketing subsidiary, were excellent. Nash DeCamp enjoyed a record year of revenues and earnings as a result of improved prices for most commodities in contrast to the excessive supply of quality fruit and depressed markets which adversely affected 1992.

     The Company's effective tax rates are 40.5%, 38.4% and 38.1% for 1993, 1992 and 1991, respectively. The rate increase reflects the new federal tax legislation enacted in 1993 and higher state tax rates. The increase in 1992 over 1991 was due to a reduction in the federal targeted jobs credit and higher state tax rates.


LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its capital needs through a combination of internal and external sources. These sources include retained earnings, short- term bank borrowings, various types of long-term debt, leasing and equity financing. As external financing is required in the future, the Company believes that its conservative debt structure and strong financial position will continue to support its ability to obtain the required funds.

     Cash provided from operations increased from $30.8 million in 1992 to $83.0 million in 1993. The main reason for this increase was that inventories in existing businesses decreased by $26.5 million in 1993 compared with an increase in inventories in 1992 of $22.2 million. This reduction in 1993 represents the results of sustained efforts to effectively manage inventories thereby freeing cash to fund other corporate needs.

     The Easter group of stores was acquired during 1993 for cash totaling $27.0 million. The acquisition included 16 stores located in Iowa, Illinois and Missouri.

     The ratio of current assets to current liabilities at the close of 1993, 1992 and 1991 was 1.37%, 1.45% and 1.55%, respectively. The decrease in current ratio and working capital is principally the result of utilizing short-term financing to fund acquisitions. The Company may consider alternate financing at a later date. The Company's short- term liquidity is, however, stronger than its current ratio would indicate because, as shown in the notes to the January 1, 1994 consolidated financial statements, the replacement value of inventories is $42.5 million more than the reported LIFO inventory values.

     Excluding acquisitions and capital leases, capital expenditures were $36.4 million in 1993, a decrease of $6.6 million from $43.0 million in 1992. Capital expenditures include improvements to distribution centers and existing retail stores and new store construction. Truck and trailer replacement continued in accordance with pre-established schedules to maintain an up-to-date delivery fleet. Capital expenditures for 1994 are estimated at $40.9 million, exclusive of acquisitions.

     Dividend payments in 1993 were $.72 per share, up from $.71 per share in 1992. These amounts represented 49% and 38% of net earnings in 1993 and 1992, respectively.

     On April 2, 1992, the Company sold notes receivable with an approximate principal balance of $22.8 million to an investor for cash. In addition, new loans to customers totaling $15.9 million were made during 1993 compared with $23.0 million in 1992.

     Long-term debt decreased from $92.1 million at the end of 1992 to $89.8 million at the end of 1993. The amount of long-term debt at the end of 1992 includes short-term debt of $25.0 million reclassified for financial statement presentation purposes to long-term debt based on commitments entered into and finalized subsequent to year end. Long- term debt and capitalized leases as a percentage of total capital decreased from 33.0% at the end of 1992 to 32.9% at the end of 1993. Return on average stockholders' equity was 8.1% in 1993, down from 10.8% in 1992.

     At year end, the Company had $115 million in informal committed and uncommitted short-term lines of credit with banks. Short-term bank borrowing arrangements have been sufficient to meet funding requirements. Short-term bank borrowings averaged $43.2 million during 1993 and were $38.3 million at year end. Borrowings ranged from a high of $77.5 million, before reclassification of $25.0 million to long- term as explained above, to a low of $18.0 million during the year. Interest on short-term borrowings were generally at negotiated rates. Lines of credit are renewable each year under terms to be negotiated. The Company believes that additional short-term credit would be available if needed.


     Stockholders' equity increased to $199.3 million at the end of 1993 from $191.2 million at the end of the previous year. This increase will provide an additional equity base for future growth.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      Nash Finch Company Common Stock is traded in the national over-the-counter market under the symbol NAFC. The following table sets forth, for each of the calendar periods indicated, the range of high and low closing sales prices for the Common Stock as reported by the NASDAQ National Market System, and the cash dividends paid per share of Common Stock. Prices do not include adjustments for retail mark-ups, mark-downs or commissions. At January 1, 1994 there were 2,074 stockholders of record.


                                                                Dividends
                            1993                 1992           Per Share
                       -------------          -----------      ------------
                       High      Low          High    Low       1993  1992
- --------------------------------------------------------------------------

First Quarter       $23 1/4    18 1/4      19 1/2    17  1/4    .18   .17
Second Quarter       21 3/4    19 1/4      19 1/4    17  3/8    .18   .17
Third Quarter        22 1/2    19 3/8      19 3/4    17  1/4    .18   .18
Fourth Quarter       20 1/2    17          19 1/4    16  1/4    .18   .19


NASH FINCH COMPANY AND SUBSIDIARIES

Quarterly Financial Information (Unaudited)




A summary of quarterly financial information
is presented.
                                           First Quarter          Second Quarter         Third Quarter             Fourth Quarter
                                              12 Weeks                12 Weeks                16 Weeks           12 Weeks   13 Weeks
                                        --------------------     -----------------      ------------------     ---------------------

(In thousands, except per share amounts)  1993       1992         1993       1992         1993       1992         1993       1992
- ------------------------------------------------------------------------------------------------------------------------------------


Net sales and other income            $  601,066    531,883      631,266    567,871      856,551    784,421      634,652    631,263

Cost of sales                            516,583    454,212      540,365    483,600      726,926    668,911      541,375    541,122

Earnings before income taxes               4,021      3,698        8,218      7,765        5,384     10,217        9,055     10,918

Income taxes                               1,568      1,433        3,205      3,009        2,364      3,959        3,667      4,129

Net earnings                               2,453      2,265        5,013      4,756        3,020      6,258        5,388      6,789

Percent to sales and revenues                .41        .42          .79        .83          .36        .80          .84       1.08

Net earnings per share                $      .23        .21          .46        .44          .27        .57          .50        .63


Average number of shares outstanding      10,872     10,871       10,872     10,872       10,872     10,872       10,872     10,872


[LOGO]


                       NASH-FINCH COMPANY AND SUBSIDIARIES

                        Consolidated Financial Statements

                       January 1, 1994 and January 2, 1993

[LOGO]

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Nash Finch Company:


We have audited the accompanying consolidated balance sheets of Nash Finch Company and subsidiaries as of January 1, 1994 and January 2, 1993 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended January 1, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nash Finch Company and subsidiaries at January 1, 1994 and January 2, 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 1994 in conformity with generally accepted accounting principles.

As discussed in notes 1, 6 and 11 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, and Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, in 1993.


                                        KPMG Peat Marwick

March 1, 1994

NASH FINCH COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets


    January 1, 1994 and January 2, 1993
    (In thousands, except per share amounts)

    ASSETS                                                     1993         1992
    ------------------------------------------------------------------------------
    Current assets:
      Cash on hand                                         $      890          789
      Accounts and notes receivable, net                       95,952       97,292
      Inventories                                             186,637      205,024
      Prepaid expenses                                          7,391        6,668
      Deferred tax assets                                       4,055          397
                                                              -------      -------
        Total current assets                                  294,925      310,170


    Investments at net equity                                   7,137        6,108
    Notes receivable, noncurrent                               20,187       17,275

    Property, plant and equipment:
      Land                                                     26,652       24,417
      Buildings and improvements                              105,650      100,772
      Furniture, fixtures, and equipment                      209,172      199,420
      Leasehold improvements                                   26,016       25,596
      Construction in progress                                  5,914        5,654
      Assets under capitalized leases                           9,210        3,759
                                                              -------      -------
                                                              382,614      359,618
      Less accumulated depreciation and amortization         (196,350)    (184,340)
                                                              -------      -------
        Net property, plant and equipment                     186,264      175,278
                                                              -------      -------
    Intangible assets, net                                      9,512        2,854
    Other assets                                                3,629        1,930


                                                              -------      -------
        Total assets                                       $  521,654      513,615
                                                              -------      -------
                                                              -------      -------


    See accompanying notes to consolidated financial statements.


    LIABILITIES AND STOCKHOLDERS' EQUITY                       1993         1992
    ------------------------------------------------------------------------------

    Current liabilities:
      Outstanding checks, net of cash in banks             $   14,301       19,890
      Short-term debt payable to banks                         38,300       47,500
      Current maturities of long-term debt and
         capitalized lease obligations                          3,980        3,822
      Accounts payable                                        119,970      113,732
      Accrued expenses                                         27,032       21,647
      Income taxes                                              4,315        7,100
      Other current liabilities                                 7,123          --
                                                              -------      -------
          Total current liabilities                           215,021      213,691

    Long-term debt                                             89,811       92,114
    Capitalized lease obligations                               8,076        2,031
    Deferred compensation                                       9,065        9,638
    Other                                                         417        4,937

    Stockholders' equity:
      Preferred stock - no par value,
        Authorized 500 shares;  none issued                       --           --
      Common stock of $1.66-2/3 par value.  Authorized
        25,000 shares;  issued 11,224 shares                   18,706       18,706
      Additional paid-in capital                               11,954       11,944
      Retained earnings                                       171,670      163,624
                                                              -------      -------
                                                              202,330      194,274
      Less cost of 351 shares and 352 shares of
        common stock in treasury, respectively                 (3,066)      (3,070)
                                                              -------      -------

          Total stockholders' equity                          199,264      191,204

    Commitments (Notes 5, 8 and 9)                                --           --
                                                              -------      -------

          Total liabilities and stockholders' equity       $  521,654      513,615
                                                              -------      -------
                                                              -------      -------


    NASH FINCH COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings

Fiscal years ended January 1, 1994,
January 2, 1993 and December 28, 1991        1993           1992          1991
(In thousands, except per share amounts)  (52 weeks)    (53 weeks)   (52 weeks)
- -------------------------------------------------------------------------------
Income:
  Net sales                             $  2,679,410      2,474,013     2,307,410
  Other revenues                              44,125         41,425        35,868
                                           ---------      ---------     ---------
    Total revenues                         2,723,535      2,515,438     2,343,278
Cost and expenses:
  Cost of sales                            2,325,249      2,147,845     1,997,462
  Selling, general and
    administrative, and other
    operating expenses                       332,349        298,663       279,933
  Depreciation and amortization               29,145         27,038        26,124
  Interest expense                            10,114          9,294         8,966
                                           ---------      ---------     ---------
    Total costs and expenses               2,696,857      2,482,840     2,312,485

    Earnings before income taxes              26,678         32,598        30,793


Income taxes                                  10,804         12,530        11,738
                                           ---------      ---------     ---------
    Net earnings                        $     15,874         20,068        19,055
                                           ---------      ---------     ---------
                                           ---------      ---------     ---------
Weighted average number of
  common shares outstanding                   10,872         10,872        10,871
                                           ---------      ---------     ---------
                                           ---------      ---------     ---------

Earnings per share                      $       1.46           1.85          1.75
                                           ---------      ---------     ---------
                                           ---------      ---------     ---------

See accompanying notes to consolidated financial statements.

 NASH FINCH COMPANY AND SUBSIDIARIES
 Consolidated Statements of Stockholders' Equity



 Fiscal years ended January 1, 1994,
 January 2, 1993 and December 28, 1991
 (In thousands, except per share amounts)      Common Stock        Additional                   Treasury Stock          Total
                                          ---------------------     paid-in    Retained      --------------------    stockholder'
                                          Shares         Amount     capital    earnings      Shares         Amount     equity
- ---------------------------------------------------------------------------------------------------------------------------------

 Balance at December 29, 1990             11,224     $   18,706      11,929     139,829        (354)    $   (3,076)     167,388
 Net earnings                               --             --          --        19,055         --             --        19,055
 Dividend declared of $.70 per share        --             --          --        (7,610)        --             --        (7,610)
 Treasury stock issued upon exercise of
   options and other insignificant items    --             --             9        --             1              4           13
                                          ------         ------      ------     -------        -----        -------     -------

 Balance at December 28, 1991             11,224         18,706      11,938     151,274        (353)        (3,072)     178,846
 Net earnings                               --             --          --        20,068         --             --        20,068
 Dividend declared of $.71 per share        --             --          --        (7,718)        --             --        (7,718)
 Treasury stock issued upon exercise of
   options and other insignificant items    --             --             6        --             1              2            8
                                          ------         ------      ------     -------        -----        -------     -------

 Balance at January 2, 1993               11,224         18,706      11,944     163,624        (352)        (3,070)     191,204
 Net earnings                               --             --          --        15,874                                  15,874
 Dividend declared of $.72 per share        --             --          --        (7,828)        --             --        (7,828)
 Treasury stock issued upon exercise of
   options and other insignificant items    --             --            10        --             1              4           14
                                          ------         ------      ------     -------        -----        -------     -------


 Balance at January 1, 1994               11,224     $   18,706      11,954     171,670        (351)    $   (3,066)     199,264
                                          ------         ------      ------     -------        -----        -------     -------
                                          ------         ------      ------     -------        -----        -------     -------

 See accompanying notes to consolidated financial statements.

    NASH FINCH COMPANY AND SUBSIDIARIES

 Consolidated Statements of Cash Flows

 Fiscal years ended January 1, 1994,
 January 2, 1993 and December 28, 1991                          1993           1992           1991
 (In thousands)                                            (52 weeks)     (53 weeks)     (52 weeks)
 ---------------------------------------------------------------------------------------------------

 Cash flows from operating activities:
   Net earnings                                          $     15,874         20,068         19,055
   Adjustments to reconcile net earnings to net cash
    provided by operating activites:
     Depreciation and amortization                             29,145         27,038         26,124
     Provision for bad debts                                   10,146          3,668          1,430
     Recovery from losses on closed lease locations              (499)          (847)        (1,012)
     Deferred income taxes                                     (4,395)        (2,835)          (411)
     Deferred compensation                                       (573)           129             17
     Earnings of equity investments                            (1,534)          (965)          (618)
     Other                                                         65            137             (2)
   Changes in current assets and liabilities:
     Accounts and notes receivable                               (161)        (5,676)       (11,476)
     Inventories                                               26,464        (22,242)         5,752
     Prepaid expenses                                            (411)        (1,474)           409
     Accounts payable                                           6,238          6,755             27
     Accrued expenses                                           5,385          2,631         (2,698)
     Income taxes                                              (2,785)         4,429           (890)
                                                              --------       --------       --------
       Net cash provided by operating activities         $     82,959         30,816         35,707
                                                              --------       --------       --------
 Cash flows from investing activities:
   Dividends received                                             506            435            510
   Disposals of property, plant and equipment                  13,435          8,091          4,244
   Additions to property,  plant  and  equipment
     excluding capital leases                                 (36,382)       (42,991)       (36,836)
   Businesses acquired                                        (27,087)       (40,041)          --
   Investment in an unconsolidated company                       --           (3,000)          --
   Loans to customers                                         (15,942)       (22,977)       (10,264)
   Payments from customers on loans                             8,286          7,500          7,287
   Loans sold including current portion                          --           22,847           --
   Other                                                         (261)           (37)            65
                                                              --------       --------       --------
       Net cash used for investing activities            $    (57,445)       (70,173)       (34,994)
                                                              --------       --------       --------

 Cash flows from financing activities:
   Dividends paid                                              (7,828)        (7,718)        (7,610)
   Proceeds (payments) of short-term debt                      (9,200)        39,900         (4,300)
   Proceeds from long-term debt                                  --           25,000         15,000
   Payments of long-term debt                                  (2,352)       (15,895)        (7,528)
   Payments of capitalized lease obligations                     (458)          (174)          (352)
   Other                                                           14              8             13
                                                              --------       --------       --------
       Net cash (used for) provided by
         financing activities                                 (19,824)        41,121         (4,777)
                                                              --------       --------       --------
       Net increase (decrease) in cash                   $      5,690          1,764         (4,064)
                                                              --------       --------       --------
                                                              --------       --------       --------

 See accompanying notes to consolidated financial statements.

NASH FINCH COMPANY AND SUBSIDIARIES

Notes to Consolidated
Financial Statements

(1)  ACCOUNTING POLICIES

Fiscal Year

     The Company's fiscal year ends on the Saturday nearest to December 31. Fiscal year 1993 was a 52-week year; 1992 was a 53-week year while 1991 was 52 weeks.

Principles of Consolidation

     The accompanying financial statements include the accounts of Nash Finch Company (the Company), its majority-owned subsidiaries and Nash Finch
Company's share of net earnings or losses of 50%-owned companies. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain reclassifications were made to prior year amounts to conform with the fiscal 1993 presentation.

Cash and Cash Equivalents

     In the accompanying financial statements, freely transferable cash in banks has been netted for presentation purposes against checks outstanding that have been drawn on other bank accounts. For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, short-term investments with original maturities of three months or less, and outstanding checks, net of cash in banks.

Inventories

     Inventories are stated at the lower of cost or market. At January 1, 1994 and January 2, 1993, approximately 91% of the Company's inventories are valued on the last-in, first-out (LIFO) method. During fiscal 1993 the Company recorded a LIFO credit of $2.0 million primarily due to an overall reduction in certain product costs during the year. The remaining inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method of accounting for inventories had been used, inventories would have been $42.5 million and $44.5 million higher at January 1, 1994 and January 2, 1993, respectively.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Assets under capitalized leases are recorded at the present value of future lease payments or fair market value, whichever is lower. Expenditures which improve or extend the life of the respective assets are capitalized while maintenance and repairs are expensed as incurred.

Intangible Assets

     Intangible assets consist primarily of covenants not to compete and goodwill, and are carried at cost less accumulated amortization. Costs are amortized over the estimated useful lives of the related assets ranging from 2-20 years. Amortization expense charged to operations for fiscal years ended January 1, 1994, January 2, 1993 and December 28, 1991 was $1.3 million, $.2 million and $.3 million, respectively. The accumulated amortization of intangible assets was $2.8 million and $1.4 million at January 1, 1994 and January 2, 1993, respectively.

Depreciation and Amortization

     Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements and capitalized leases are amortized to expense on a straight-line basis over the term of the lease.

Income Taxes

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted Statement 109 in 1993 and determined that the cumulative effect on prior years earnings was not material.


Earnings per Share

     Earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during each year. Options granted under the Company's stock option plans are considered common stock equivalents but have been excluded from the computation since the effect is not material.

(2) ACQUISITIONS

     On June 21, 1993, the Company acquired sixteen supermarket stores (the Easter Stores) from Easter Enterprises, Inc. for approximately $27.0 million. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of the Easter Stores are included in the accompanying consolidated financial statements from the date of the acquisition. Included in the purchase price is a covenent not to compete valued at $3.0 million. The purchase price resulted in an excess of acquisition costs over net assets acquired of approximately $3.6 million. The noncompete convenant and goodwill are being amortized on a straight-line basis over a period of five years and fifteen years, respectively.

     On January 26, 1992, the Company acquired Tidewater Wholesale Grocery located in Chesapeake, Virginia, from Provigo Corp., a wholly-owned subsidiary of Provigo, Inc., for approximately $14.3 million. The results of Tidewater's operations are included in the accompanying consolidated financial statements from the date of acquisition.

     On December 31, 1992 the Company completed two acquisitions. It purchased the assets of a military wholesale distribution business from B. Green & Company, Inc. in Baltimore, Maryland for approximately $20 million. In addition, it acquired the operating assets of five supermarkets in Central Wisconsin from a former customer for approximately $5.7 million.

The following unaudited pro forma summary for fiscal years 1993 and 1992 combines the consolidated results of the Company, the Easter Stores and the military distribution business as if the acquisitions had occurred at the beginning of the 1993 and 1992 fiscal years.

The unaudited pro forma summary is not necessarily indicative either of results of operations that would have occurred had the purchase been made during the periods presented, or of future results of operations of the combined companies (in thousands, except per share amounts).


                                             1993        1992
                                          ----------  ----------

Net sales                                $2,781,987  2,775,603
Net earnings                                 16,605     21,985
Earnings per share                             1.53       2.02

(3)  ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable at the end of fiscal years 1993 and 1992 are comprised of the following components
(in thousands):

                                             1993       1992

                                          ---------  ---------

Customer notes receivable                  $  4,301      3,040
Customer accounts receivable                 80,370     81,622
Other receivables                            12,983     13,340
Allowance for doubtful accounts              (1,702)      (710)
                                          ---------  ---------

 Net current accounts and
    notes receivable                       $ 95,952     97,292
                                          ---------  ---------
                                          ---------  ---------

                                               1993       1992
                                          ---------  ---------

Noncurrent notes receivable                $ 27,007     20,119
Allowance for doubtful accounts              (6,820)    (2,844)
                                          ---------  ---------
 Net non-current notes receivable          $ 20,187     17,275
                                          ---------  ---------
                                          ---------  ---------

     Operating results include bad debt expense totaling $10.1 million, $3.7 million, and $1.4 million during fiscal years 1993, 1992 and 1991, respectively.

     On April 2, 1992, the Company sold customer notes totaling $22.8 million. The notes, which have maturities through the year 2000, were sold at face value with limited recourse as to certain notes. The Company is responsible for collection of the notes and remits the principal plus a floating rate of interest to the purchaser on a monthly basis. Proceeds from the sale of the notes receivable were used to pay off short-term bank debt.

     The remaining balances of such sold notes receivable totaled $11.8 million and $17.9 million at January 1, 1994 and January 2, 1993, respectively. The Company is contingently liable should these notes become uncollectible. The reserve for contingent losses on sold notes is $7.1 million at January 1, 1994 and $4.0 million at January 2, 1993, respectively. At January 1, 1994 this reserve is classified as an other current liability since it relates entirely to the transaction described in Note 13.

     Substantially all notes receivable are based on floating interest rates which adjust to changes in market rates. As a result, the carrying value of notes receivable approximates market value.

(4)  LINES OF CREDIT AND OUTSTANDING CHECKS

     Formal and informal lines of credit are maintained at various banks. Generally, banks are compensated through fees on used and unused lines of credit. At January 1, 1994 unused lines of credit amount to $26.7 million.

(5)  LONG-TERM DEBT

     Long-term debt at the end of the fiscal years 1993 and 1992 is summarized as follows (in thousands):

                                               1993       1992
                                             ------    -------

    Industrial development bonds,
       3.8% to 11% due in annual
       installments through 2006            $ 7,175      7,370

    Term loans, 7.5% to 9.9%
       due in semi-annual
       installments through 2006             76,000     77,000

    Notes payable and mortgage
       notes, 8% to 13.5% due in various
       installments through 2006             10,154     11,224
                                             ------    -------

                                             93,329     95,594
    Less current maturities                   3,518      3,480
                                             ------    -------

                                           $ 89,811     92,114
                                             ------    -------
                                             ------    -------

     During the first quarter of fiscal 1993, the Company finalized a $25 million long-term credit facility with two insurance companies. The proceeds of this long-term loan were used to replace $25 million outstanding on the short-term lines of credit with banks. Accordingly, this amount was classified as long-term debt at January 2, 1993. Under the new loan, interest is fixed at 7.5%.

     At January 1, 1994, land, buildings, and other assets pledged to secure outstanding mortgage notes and obligations under issues of industrial development bonds have a depreciated cost of approximately $8.3 million and $6.7 million, respectively.

     Aggregate annual maturities of long-term debt for the five fiscal years after January 1, 1994 are as follows (in thousands):


     1994                                  $  3,518
     1995                                     5,369
     1996                                    14,353
     1997                                     6,415
     1998 and thereafter                     63,674


     Interest paid was $10.1 million, $9.3 million, and $9.0 million, for the fiscal years 1993, 1992 and 1991, respectively.

     Based on borrowing rates currently available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt utilizing discounted cash flows is $ 98.5 million.

(6) INCOME TAXES

     As discussed in Note 1, the Company adopted Statement 109 as of January 3, 1993. The effect of this change in accounting for income taxes was not material. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

Income tax expense for fiscal years 1993, 1992 and 1991 is made up of the following components (in thousands):


                                    1993       1992       1991
                                 -------     ------      -----
  Current:
     U.S. Federal                $12,334     12,500      9,163
     State and local               2,865      2,796      1,912

  Deferred:
     U.S. Federal                 (3,558)    (2,324)       522
     State and local                (837)      (442)       141
                                 -------     ------      -----
             Total               $10,804     12,530     11,738
                                 -------     ------      -----
                                 -------     ------      -----

     Deferred income tax expense (benefit) results from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The source of these differences and the tax effect of each for fiscal years 1992 and 1991 are as follows (in thousands):


                                               1992       1991
                                             ------      -----

Excess of tax over
  financial statement
  depreciation                              $  (795)      (768)
Provision for deferred
  compensation                                  (50)        (7)
Provision for losses at
  closed locations                              398        524
Provision for bad debts                      (1,122)      (237)
Provision for health
  care claims                                  (582)     1,151
Inventory capitalization                       (348)         9
Other, net                                     (267)        (9)
                                             ------      -----
                                            $(2,766)       663
                                             ------      -----
                                             ------      -----

     Total  income  tax expense  represents effective   tax rates  of 40.5%,
38.4% and 38.1%, for the fiscal years 1993, 1992 and 1991, respectively. The reasons for differences compared with the U.S. federal statutory tax rate (expressed as a percentage of pretax income) are as follows:


                                    1993       1992       1991
                                   -----      -----      -----
U.S. federal statutory
  tax rate                          35.0%      34.0%      34.0%

Items affecting federal
  income tax rate:
   State and local taxes,
     net of federal income
     tax benefit                     4.9        4.8        4.4
   Other, net                         .6        (.4)       (.3)
                                   -----      -----      -----

     Effective tax rate             40.5%      38.4%      38.1%
                                   -----      -----      -----
                                   -----      -----      -----

     Income taxes paid were $18.0 million, $11.1 million and $13.1 million during fiscal years 1993, 1992 and 1991, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 1994 are presented as follows (in thousands):


Deferred tax assets:
Accounts and notes receivable,
  principally due to allowance for
  doubtful accounts                                   $   6,235

Inventories, principally due to
  additional costs inventoried for
  tax purposes pursuant to the
  Tax Reform Act of 1986                                  1,653

Health care claims, principally due
  to accrual for financial
  reporting purposes                                        345

Deferred compensation, principally due
  to accrual for financial reporting purposes             3,608

Compensated absences, principally due
  to accrual for financial reporting purposes             1,124

Compensation and casualty loss, principally
  due to accrual for financial reporting
  purposes                                                1,407

Other                                                     1,372
                                                         ------
       Total gross deferred tax assets                   15,744
 Less valuation allowance                                   --
                                                         ------

       Net deferred tax assets                           15,744
                                                         ------

Deferred tax liabilities:
     Plant and equipment, principally due
     to differences in depreciation                       7,255

     Inventories, principally due to
     differences in LIFO basis                            2,724
     Other                                                  569
                                                          -----
       Total gross deferred tax liabilities              10,548
                                                          -----

       Net deferred tax asset                          $  5,196
                                                          -----
                                                          -----

     Since it is more likely than not that the deferred tax asset of $15,744 will be principally realized through carry back to taxable income in prior years, in future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income and tax planning strategies, the Company has determined that it is not required to establish a valuation allowance for the deferred tax asset as required by Statement 109.

(7)  STOCK RIGHTS AND OPTIONS

     Under the Company's 1986 Stockholder Rights Plan, as amended January 18, 1990, one right is attached to each outstanding share of common stock. Each right entitles the holder to purchase, under certain conditions, one-half share of common stock at a price of $28.75 ($57.50 per full share). The rights are not yet exercisable and no separate rights certificates have been distributed. All rights expire on March 31, 1996.

     The rights become exercisable 20 days after a "flip-in event" has occurred or 10 business days (subject to extension) after a person or group makes a tender offer for 15% or more of the Company's outstanding common stock. A flip-in event would occur if a person or group acquires (1) 15% of the Company's outstanding common stock, or (2) an ownership level set by the Board of Directors at less than 15% if the person or group is deemed by the Board of Directors to have interests adverse to those of the Company and its stockholders. The rights may be redeemed by the Company at any time prior to the occurrence of a flip-in event at $.01 per right. The power to redeem may be reinstated within 20 days after a flip-in event occurs if the cause of the occurrence is removed.

     Upon the rights becoming exercisable, subject to certain adjustments or alternatives, each right would entitle the holder (other than the acquiring person or group, whose rights become void) to purchase a number of shares of the Company's common stock having a market value of twice the exercise price of the right. If the Company is involved in a merger or other business combination, or certain other events occur, each right would entitle the holder to purchase common shares of the acquiring company having a market value of twice the exercise price of the right. Within 30 days after the rights become exercisable following a flip-in event, the Board of Directors may exchange shares of Company common stock or cash or other property for exercisable rights.

     The Company provides a stock incentive plan for officers and key employees which provides for the granting of stock options and restricted stock awards. Under the terms of the plan, stock options are granted at 100% of fair market value at dates of grant and are exercisable over a maximum of five years. Restricted stock awards are subject to certain restrictions on transferability that lapse after specified employment periods. At January 1, 1994, options to purchase 1,500 shares of common stock of the Company, at an average price of $23.00 per share, have been granted and are outstanding. No restricted stock awards have been granted. An additional 243,796 shares are reserved for the granting of future stock options and restricted stock awards.

     Changes in outstanding options during the three fiscal years ended January 1, 1994 are summarized as follows (in thousands):


                                                  Options
                           Options               currently
                         outstanding            exercisable
                      -----------------      ------------------

                                Option                    Option
                    Shares       price      Shares         price
- ----------------------------------------------------------------

Balance at
  December 29,
  1990                166     $ 4,213          41        $ 1,032

Options
  granted or
  becoming
  exercisable:
     1991              --          --          42         1,076
     1992              --          --          42         1,057
     1993              --          --          37           930

Options
  exercised:
     1991              --          --          --            --
     1992              --          --          --            --
     1993              --          --          --            --

Options
  lapsed:
     1991             (20)       (507)        (20)         (507)
     1992             (19)       (477)        (19)         (477)
     1993            (106)     (2,678)       (106)       (2,678)

Options
  canceled:
     1991              (7)       (188)         (4)         (106)
     1992             (10)       (258)         (9)         (233)
     1993              (3)        (70)         (3)          (70)

Balance at
     January 1,
                      ---        ----         ---         -----
     1994               1     $    35           1       $    24
                      ---        ----         ---         -----
                      ---        ----         ---         -----


(8)  LEASE AND OTHER COMMITMENTS

     A substantial portion of the store and warehouse properties of the Company are leased. The following table summarizes assets under capitalized leases (in thousands):


                                         1993            1992
                                        ------          ------

Buildings and improvements              $9,210           3,759
Less accumulated amortization           (3,537)         (3,228)
                                        ------          ------
     Net assets under capitalized
       leases                           $5,673             531
                                        ------          ------
                                        ------          ------

     At January 1, 1994, future minimum rental payments under noncancelable leases and subleases are as follows (in thousands):

                                       Operating       Capital
                                        leases          leases
                                       ---------       -------

1994                                  $ 16,307           1,314
1995                                    13,848           1,280
1996                                    12,934           1,188
1997                                    11,115           1,148
1998- later years                       71,208          12,751
                                       ---------       -------
Total minimum lease payments (a)      $125,412          17,681
                                       ---------
                                       ---------

Less imputed interest
   (rates ranging from 7.9% to 11.5%)                  (9,143)
                                                       -------

Present value of net
  minimum lease payments                                 8,538
Less current maturities                                   (462)
                                                       -------

Capitalized lease obligations                          $ 8,076
                                                       -------
                                                       -------


(a) Future minimum payments for operating and capital leases have not been reduced by minimum sublease rentals receivable under noncancelable subleases. Total future minimum sublease rentals related to operating and capital lease obligations as of January 1, 1994 are $53 million and $5 million, respectively.


     Total rental expense under operating leases for fiscal years 1993, 1992 and 1991 is as follows (in thousands):


                                  1993        1992       1991
                                 ------      ------     ------

Total rentals                   $27,706      25,384     24,323
Less real
 estate taxes,
 insurance and
 other occupancy
 costs                           (2,312)     (2,236)    (2,299)
                                 ------      ------     ------
Minimum rentals                  25,394      23,148     22,024
Contingent rentals                  248         394        414
Sublease rentals                 (7,060)     (7,107)    (7,264)
                                 ------      ------     ------

                                $18,582      16,435     15,174
                                 ------      ------     ------
                                 ------      ------     ------

     Most of the Company's leases provide that the Company pay real estate taxes, insurance and other occupancy costs applicable to the leased premises. Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities. Operating leases often contain renewal options. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

     The Company has guaranteed certain lease and promissory note obligations of customers aggregating approximately $19 million.

(9)  CONCENTRATION OF CREDIT RISK

     The Company provides financial assistance in the form of secured loans to some of its affiliated independent retailers for inventories, store fixtures and equipment, working capital and store improvements. Loans are secured by liens on inventory or equipment or both, by personal guarantees and by other types of collateral. In addition, the Company guarantees lease and promissory note obligations of customers.

     As of January 1, 1994, the Company has retained the credit risk associated with outstanding secured loans with a customer which were sold in April 1992. These loans and the Company's guarantee of the customer's bank debt total $11.4 million at January 1, 1994 (See Note 13).

     As of January 1, 1994, the Company has guaranteed outstanding promissory note obligations of one customer in the amount of $7.6 million and of another customer in the amount of $4.0 million.

     In the normal course of business, the Company's produce marketing operation in California makes cash advances to produce growers during various product growing seasons, to fund production costs. Such advances are repayable at the end of the respective growing seasons. Unpaid advances are generally secured by liens on real estate. At January 1, 1994, $ 7.2 million in advances are outstanding.

     The Company establishes allowances for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Management believes that adequate provisions have been made for any doubtful accounts.


(10) EMPLOYEE BENEFIT PLANS

     The Company has a profit sharing plan covering substantially all employees meeting specified requirements. Contributions, determined by the Board of Directors, are made to a noncontributory profit sharing trust based on profit performances. Profit sharing expense for 1993, 1992 and 1991 was $3.6 million, $4.0 million and $3.8 million, respectively.

     Certain officers and key employees are participants in a deferred compensation plan providing fixed benefits payable in equal monthly installments upon retirement. Annual increments to the deferred compensation plan are charged to earnings.

(11) POSTRETIREMENT HEALTH CARE BENEFITS

     The Company provides certain health care benefits for retired employees. Substantially all of the Company's employees become eligible for those benefits when they reach normal retirement age and have a minimum of 15 years of service with the Company. Prior to 1993, the cost of retiree health care benefits was recognized as expense as claims were paid. Claims paid were $68,000 and $123,000, in fiscal 1992 and 1991, respectively.

     During the fourth quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106, EMPLOYER'S ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. SFAS 106 requires that costs of providing postretirement benefits be expensed over an employee's service term and not on a pay-as-you-go basis. The Company has adopted SFAS 106 on a prospective basis, electing to amortize the liability of $4.9 million over the next twenty years.

The periodic postretirement benefit cost for 1993 under Statement 106 was as follows (in thousands):

                                                          1993
                                                         -----

     Service costs                                        $250
     Interest costs                                        381
     Amortization of unrecognized
       transition obligation                               248
                                                         -----
     Net postretirement costs                             $879
                                                         -----
                                                         -----

The actuarial present value of benefit obligations at January 1, 1994 is as follows (in thousands):

     Retirees eligible for benefits                     $1,743
     Active employees fully eligible                       470
     Active employees not fully eligible                 2,491
                                                        ------
                                                        $4,704
                                                        ------
                                                        ------

The assumed annual rate of future increases in per capita cost of health care benefits was 15.0% in 1993, declining 1% per year to 9.0% in 1999 and .5% per year to 6.5% in 2004 and thereafter. Increasing the health care cost trend by 1% in each year would increase the accumulated benefit obligation by $227,646 at January 1, 1994 and the service and interest costs by $39,334 for 1993. The discount rate used in determining the accumulated benefit obligation was 7.5%.


(12)  SEGMENT INFORMATION

     The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets.

     The Company's wholesale distribution segment sells to independently owned retail food stores and institutional customers while the retail distribution segment sells directly to the consumer. Produce marketing includes farming, packing and marketing operations.

     Operating profit is net sales and revenues, less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate expenses, interest expense, interest income, income taxes and equity in income from equity-owned companies. Wholesale distribution operating profits on sales through company- owned stores have been allocated to the retail segment.

     Identifiable assets are those used exclusively by that industry segment or an allocated portion of assets used jointly by two industry segments. Corporate assets are principally cash and cash equivalents, notes receivable, corporate office facilities and equipment.


Major segments of business
(in thousands)

                                 1993          1992        1991
- ---------------------------------------------------------------

Net sales and other
 operating revenues:
  Wholesale distribution    $1,836,405     1,673,955   1,517,039
  Retail distribution          841,664       801,101     785,073
  Produce marketing
   and other                    37,718        34,408      35,448
                             ---------     ---------   ---------
    Total net sales and
      other operating
      revenues              $2,715,787     2,509,464   2,337,560
                             ---------     ---------   ---------
                             ---------     ---------   ---------
Operating profit:
  Wholesale distribution $      23,697        28,730      28,975
  Retail distribution            7,704         9,302       5,067
  Produce marketing
   and other                     2,786         1,386       2,211
                             ---------     ---------   ---------
    Total operating
      profit                    34,187        39,418      36,253
                             ---------     ---------   ---------
  Interest income                2,604         2,474       3,506
  Interest expense             (10,113)       (9,294)     (8,966)
                             ---------     ---------   ---------
    Earnings before
      income taxes          $   26,678        32,598      30,793
                             ---------     ---------   ---------
                             ---------     ---------   ---------
Identifiable assets:
  Wholesale distribution    $  237,554       245,520     197,011
  Retail distribution          195,454       177,764     163,302
  Produce marketing
    and other                   37,394        36,475      32,751
  Corporate                     51,252        53,856      36,584
                             ---------     ---------   ---------
                            $  521,654       513,615     429,648
                             ---------     ---------   ---------
                             ---------     ---------   ---------
Capital Expenditures:
  Wholesale distribution    $    9,199        10,585       9,051
  Retail distribution           18,947        22,224      22,991
  Produce marketing
    and other                    5,564         2,101       1,957
  Corporate                      2,672         8,081       2,837
                             ---------     ---------   ---------
                            $   36,382        42,991      36,836
                             ---------     ---------   ---------
                             ---------     ---------   ---------
Depreciation and
   amortization:
  Wholesale distribution    $   11,641        11,281      11,056
  Retail distribution           14,093        12,675      12,616
  Produce marketing
    and other                    1,396         1,230       1,137
  Corporate                      2,015         1,852       1,315
                             ---------     ---------   ---------
                            $   29,145        27,038      26,124
                             ---------     ---------   ---------
                             ---------     ---------   ---------

(13)  SUBSEQUENT EVENT

   Effective January 31, 1994, the Company acquired the assets of Food Folks, Inc., a former customer with twenty- three stores located in the Carolina's. Under the terms of the agreement, assets with a fair market value of approximately $12.4 million will be transferred to the Company in exchange for $1.8 million in cash, the assumption of liabilities of $3.2 million and the forgiveness of $7.4 million in debt, sold with limited recourse (see Note 3) net of a bad debt reserve established by the Company. This transaction will be accounted for as a troubled debt restructuring in fiscal 1994.

NASH  FINCH  COMPANY
Consolidated Summary of Operations


Eleven years ended January 1, 1994 (not covered by Independent Auditors' Report)

(Dollar amounts in thousands except
    per share amounts)                    1993          1992          1991           1990          1989          1988
                                        (52 weeks)    (53 weeks)    (52 weeks)     (52 weeks)    (52 weeks)    (52 weeks)
- -------------------------------------------------------------------------------------------------------------------------

Sales and revenues                  $   2,715,787     2,509,464      2,337,560     2,369,054     2,219,451     2,091,822
Other income                                7,748         5,974          5,718         5,799         4,312         6,012
                                       ----------     ---------      ---------     ---------     ---------     ---------
Total sales, revenues and other
    income                              2,723,535     2,515,438      2,343,278     2,374,853     2,223,763     2,097,834
Cost of sales                           2,325,249     2,147,845      1,997,462     2,036,335     1,904,041     1,807,448
Selling, general, administrative,
    and other operating expenses,
    including warehousing and
    transportation expenses               328,703       294,700        276,144       271,735       264,024       230,221
Interest expense                           10,114         9,294          8,966         8,670         8,277         8,106
Depreciation and amortization              29,145        27,038         26,124        25,551        23,170        20,193
Profit sharing contribution                 3,646         3,963          3,789         3,603         3,089         2,832
Provision for income taxes                 10,804        12,530         11,738        11,129         8,010        10,859
                                       ----------     ---------      ---------      ---------     ---------     ---------
Net earnings                        $      15,874        20,068         19,055        17,830        13,152        18,175
                                       ----------     ---------      ---------      ---------     ---------     ---------
                                       ----------     ---------      ---------      ---------     ---------     ---------
Earnings per share:                 $        1.46          1.85           1.75          1.64          1.21          1.67
                                       ----------     ---------      ---------      ---------     ---------     ---------
                                       ----------     ---------      ---------      ---------     ---------     ---------

Cash dividends declared
    per common share    (2)         $         .72           .71            .70           .69           .67           .65
                                       ----------     ---------      ---------      ---------     ---------     ---------
                                       ----------     ---------      ---------      ---------     ---------     ---------

Average number of common shares
    outstanding during period
    (in thousands)      (2)                10,872        10,872         10,871        10,870        10,868        10,881
                                       ----------     ---------      ---------      ---------     ---------     ---------
                                       ----------     ---------      ---------      ---------     ---------     ---------

Pre-tax earnings as a percent
    of sales and revenues                     .98          1.30           1.31          1.22           .95          1.38
Net earnings as a percent of
    sales and revenues                        .58           .80            .81           .75           .59           .87
Effective income tax rate                    40.5          38.4           38.1          38.4          37.9          37.4
Current assets                      $     294,925       310,170        239,850       234,121       212,264       219,956
Current liabilities                 $     215,021       213,691        154,993       159,439       128,159       153,068
Net working capital                 $      79,904        96,479         84,857        74,682        84,105        66,888
Ratio of current assets to
    current liabilities                      1.37          1.45           1.55          1.47          1.66          1.44
Total assets                        $     521,654       513,615        429,648       416,233       380,771       388,269
Capital expenditures                $      36,382        42,991         36,836        36,129        34,635        52,019
Long-term obligations
   (long-term debt and
    capitalized lease obligations)  $      97,887        94,145         82,532        74,333        77,950        66,216




                                           1987          1986           1985          1984          1983
                                        (52 weeks)    (53 weeks)     (52 weeks)    (52 weeks)    (52 weeks)
                                        ----------    ---------      ---------      ---------     ---------

Sales and revenues                 $    1,938,758      1,573,717     1,323,294     1,235,327     1,140,599
Other income                                4,590          3,640         4,106         2,992         2,389
                                       ----------     ---------      ---------      ---------     ---------
Total sales, revenues and other
    income                              1,943,348      1,577,357     1,327,400     1,238,319     1,142,988
Cost of sales                           1,682,667      1,360,537     1,142,464     1,070,226       986,402
Selling, general, administrative,
    and other operating expenses,
    including warehousing and
    transportation expenses               198,553        165,713       140,798       128,653       120,586
Interest expense                            8,087          6,497         5,732         4,199         3,428
Depreciation and amortization              18,389         16,249        14,279        12,034        10,933
Profit sharing contribution                 2,734          2,349         2,101         2,038         1,934
Provision for income taxes                 14,416         12,178        10,020         9,483         8,638
                                       ----------      ---------     ---------      ---------     ---------
Net earnings                        $      18,502         13,834        12,006        11,686        11,067
                                       ----------      ---------     ---------      ---------     ---------
                                       ----------      ---------     ---------      ---------     ---------
Earnings per share:                 $        1.75           1.35          1.18          1.15          1.09
                                       ----------      ---------     ---------      ---------     ---------
                                       ----------      ---------     ---------      ---------     ---------
Cash dividends declared
    per common share    (2)         $         .57            .52           .50           .49           .47
                                       ----------      ---------     ---------      ---------     ---------
                                       ----------      ---------     ---------      ---------     ---------
Average number of common shares
    outstanding during period
    (in thousands)      (2)                10,576         10,244        10,196        10,179        10,155
                                       ----------      ---------     ---------      ---------     ---------
                                       ----------      ---------     ---------      ---------     ---------
Pre-tax earnings as a percent
    of sales and revenues                    1.69           1.65          1.66          1.71          1.72
Net earnings as a percent of
    sales and revenues                        .95            .88           .90           .94           .97
Effective income tax rate                    43.8           46.8          45.5          44.8          43.8
Current assets                      $     209,305        182,676       125,051       117,772       105,481
Current liabilities                 $     127,608        120,687        77,867        71,465        61,091
Net working capital                 $      81,697         61,989        47,183        46,306        44,390
Ratio of current assets to
    current liabilities                      1.64           1.51          1.61          1.65          1.73
Total assets                        $     352,187        313,908       239,767       223,024       195,070
Capital expenditures                $      29,680         26,969        25,438        26,954        18,055
Long-term obilgations
    (long-term debt and
    capitalized lease obligations)         66,988         61,588        42,250        42,639        34,214


Stockholders' equity               $      199,264       191,204        178,846       167,388       157,024       151,043
Stockholders' equity
   per share, (1), (2)             $        18.33         17.59          16.45         15.40         14.45         13.90
Return on average stockholders'
   equity                          $         8.13         10.85          11.01         10.99          8.54         12.45
Number of common stockholders
   of record at year-end                    2,074         2,087          2,122         2,138         2,146         2,227
Common stock high price, (2),  (3)         23 1/4        19 3/4         20 1/4        25 1/4        25 3/4        27 1/2
Common stock low price, (2), (3)           17            16 1/4         16 1/2        16 1/4        21 1/4        18




Stockholders' equity                $     140,850       116,416        107,384       100,094        93,405
    Stockholders' equity
        per share, (1), (2)         $       12.97         11.34          10.51          9.84          9.17
    Return on average stockholders'
        equity                      $       14.38         12.36          11.57         12.08         12.29
    Number of common stockholders
        of record at year-end               2,234         1,829          1,868         1,881         1,807
    Common stock high price, (2), (3)      26 1/2        19 1/8         15 5/8         9 1/4            11
    Common stock low price, (2), (3)       14 3/4        14 3/4          9 1/4         6 3/4         4 1/2

(1)      Based on outstanding shares at year-end.

(2)      Adjusted to reflect 3-for-2 stock split 1983 and 2-for-1 stock split 1987.

(3)      High and low closing sale price.  Prior to February 1985 high and low bid quotation.
