Form 10-K405, Exhibit 13
NASH FINCH CO
filed 1995-03-31
CIK 69671

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     Total sales and revenues increased 4.0% during fiscal 1994 to $2.832 billion compared to $2.724 billion in 1993 and $2.515 billion in 1992. Fiscal years 1994 and 1993 were 52-week years while 1992 contained 53 weeks. The increase in 1994 is largely attributed to the growth of wholesale sales to a number of new convenience store accounts in the Southeast, and full year sales volume of the Easter store chain that was acquired at mid-year of fiscal 1993. In addition, the incremental retail sales resulting from the acquisition of the 23-store Food Folks chain in January 1994 from a former customer, also contributed to the increase in total revenues in fiscal 1994.

     In 1994, wholesale revenues were $1.855 billion, an increase of 1.0% over $1.836 billion in 1993. Wholesale gains were offset by the transfer of the Food Folks volume which, due to acquisition, is reported under the retail segment of the business in 1994. If reported on the same basis as fiscal 1993, wholesale sales, including the Food Folks volume, would reflect an increase of 3.4% compared to 9.7% in 1993. The 1993 increase was primarily due to the acquisition of the military wholesale business of
B. Green & Company, Inc. which  occurred at the end of fiscal 1992.

     In 1994, retail segment revenues increased 10% to $926 million from $842 million in 1993, because of the supermarket acquisitions mentioned above. However, due to continued strong competitive pressures in certain retail market areas, same store sales were essentially flat in 1994. Retail revenues for 1993 increased 5.1% over 1992 due to acquisitions and the opening of new and expanded stores.

     Gross margins were 14.9% in 1994 compared to 14.6% in 1993 and 1992. The increase reflects a greater proportion of retail sales which typically achieve higher margins. Margins at the wholesale level have been negatively affected by price reductions and changes in promotional allowance practices that were initiated by the tobacco industry in the second half of fiscal 1993. Retail margins showed improvement over fiscal 1993 due to an increase of specialty department sales for which gross margins are higher. Also, store acquisitions consisted of smaller conventional supermarkets which operate at higher margins than the larger warehouse-type stores. Gross margins for fiscal 1993 compared to 1992 showed improvements in both wholesale and retail segments. However, since there was a greater proportion of lower margin wholesale sales, no overall improvement was shown in 1993.

     The Company's internally measured food price index showed inflation of .70% in fiscal 1994 compared to deflation of .75% in 1993. This resulted in a LIFO charge in fiscal 1994 of $1.4 million compared to a credit of $2.0 million last year.

     Selling, general and administrative expenses as a percent of total revenues were 12.5%, 12.2% and 11.9% in 1994, 1993 and 1992, respectively. The increase in 1994 reflects the growth in the retail segment of the business which operates at higher expense levels. In addition, the Company recognized greater employee health care claims costs in 1994, as well as costs associated with upgrading management information systems in certain distribution centers in the Southeast. In 1993, selling, general and administrative expenses were increased by a provision for bad debts of $8.1 million related to two customer accounts. This provision represented a substantial portion of the increase in expense over fiscal 1992.

     Depreciation and amortization expense increased 9.2% and 7.8% for 1994 and 1993 compared to their respective prior years. The additional expense reflects increases in property, plant and equipment and intangible assets. Amortization of intangibles increased $.9 million, primarily due to the full year's amortization of intangibles recognized from the Easter stores acquisition, compared to a partial year's expense in 1993.

     Interest expense increased $1.3 million or 12.6% over 1993 because of higher borrowing rates which were slightly offset by lower average daily short-term borrowing. Short-term borrowing averaged $41.6 million during 1994 compared to $43.2 million during 1993 and $27.7 million in 1992. As a percent of revenues, interest expense was .40%, .37% and .36% for 1994, 1993 and 1992, respectively.

     Due to a number of factors, earnings before income taxes decreased 3.2% compared to fiscal 1993 and have not returned to levels realized in 1992. Retail operations continue to show sluggish results because of strong competition in some areas. Earnings from wholesale operations were negatively affected by the substantially lower margins on tobacco products realized by warehouse distribution centers servicing convenience store customers. Also, the operating results of the Company's produce marketing operation, Nash DeCamp, were negatively affected by poor domestic market conditions which resulted from excess supplies of quality product which depressed product prices.

     The effective tax rates are 40.0%, 40.5% and 38.4% for 1994, 1993 and 1992, respectively. The rate reduction for 1994 reflects lower effective state tax rates and an increase in the federal targeted jobs credit earned. The 1993 rate was higher than the previous year because of legislation passed in 1993 which increased the federal tax rate by 1%.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its capital needs through a combination of internal and external sources. These sources include cash flow from operations, short-term bank borrowings, various types of long-term debt, leasing and equity financing. As external financing is required in the future, the Company believes that its debt structure and financial position will continue to support its ability to obtain the required funds.

     Cash provided from operations in 1994 was $36.4 million compared to $83.0 million last year. The 1993 amount included a $26.5 million dollar reduction in inventory, while the 1994 amount included an increase of $6.9 million. This increase is attributed primarily to a larger number of corporate-owned stores in 1994, increasing the Company's inventory investment not only at retail, but also at wholesale level. The remaining reduction in operating cash flows is attributed to net changes in elements of working capital and non-cash related adjustments to net earnings.

     Short-term bank borrowings amounted to $41.4 million at year-end 1994, compared to $38.3 million and $47.5 million at the end of 1993 and 1992, respectively. The Company had committed lines of credit totaling $30 million with additional uncommitted lines of $90 million from a total of eight banks.

     During 1994, the Company paid a total of $8.6 million in cash, $7.0 million of which was used to repurchase notes previously sold, all related to a troubled debt restructure agreement whereby it acquired twenty-three Food Folks stores. In 1993, the Easter group of stores was acquired for cash totaling $27.0 million. Businesses were acquired during 1992 for cash totaling $40.0 million. These included Tidewater Wholesale Grocery, the military wholesale business of B. Green & Company, Inc. and five supermarkets in Wisconsin.

     Working capital was $89.5 million at year-end 1994 compared with $79.9
million at year-end 1993,  an increase of $9.2 million.   The ratio of
current assets to current liabilities at the close of 1994, 1993 and 1992 was 1.41%, 1.37% and 1.45%, respectively. The Company's short-term liquidity is, however, stronger than its current ratio would indicate because, as shown in the notes to the December 31, 1994 consolidated financial statements, the replacement value of inventories is $43.9 million more than the reported LIFO inventory values.

     Excluding acquisitions and capital leases, capital expenditures were $35.0 million in 1994, a decrease of $1.4 million from $36.4 million in 1993. Capital expenditures include improvements to distribution centers and existing retail stores and new store construction. Truck and trailer replacement continued in accordance with pre-established schedules to maintain an up-to-date delivery fleet. Capital expenditures for 1995 are estimated at $31.3 million, exclusive of acquisitions.

     Dividend payments in 1994 were $.73 per share, up from $.72 per share in 1993. These amounts represented 51% and 49% of net earnings in 1994 and 1993, respectively.

     The Company provided financial assistance in the form of secured loans totalling $8.0 million during 1994 compared with $15.9 million in 1993.
The proceeds of these loans are generally used to finance the acquisition of fixtures and inventories by new and existing customers.

     Long-term debt decreased from $89.8 million at the end of 1993 to $85.3 million at the end of 1994. Long-term debt and capitalized leases as a percentage of total capital decreased from 32.9% at the end of 1993 to 31.8% at the end of 1994. Return on average stockholders' equity was 7.6% in 1994, down from 8.1% in 1993.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
----------------------------------------------------------------------

     Nash Finch Company Common Stock is traded in the national over-the-counter market under the symbol NAFC. The following table sets forth, for each of the calendar periods indicated, the range of high and low closing sales prices for the Common Stock as reported by the NASDAQ National Market System, and the cash dividends paid per share of Common Stock. Prices do not include adjustments for retail mark-ups, mark-downs or commissions. At December 31, 1994 there were 2,074 stockholders of record.

-----------------------------------------------------------------------

                                                        Dividends
                     1994              1993             Per Share
                  ----------        ----------          ----------
                  High   Low        High   Low          1994  1993
-----------------------------------------------------------------------
First Quarter   $ 18 1/4  16       23 1/4  18 1/4      .18   .18
Second Quarter    18      16       21 3/4  19 1/4      .18   .18
Third Quarter     18      16 1/4   22 1/2  19 3/8      .18   .18
Fourth Quarter    17      15 3/8   20 1/2  17          .19   .18
-----------------------------------------------------------------------

NASH FINCH COMPANY AND SUBSIDIARIES

Quarterly Financial Information (Unaudited)

---------------------------------------------------------------------------------------------------------------------------------

A summary of quarterly financial information is presented.

                                                First Quarter         Second Quarter        Third Quarter         Fourth Quarter
                                                  12 Weeks               12 Weeks             16 Weeks               12 Weeks
                                           --------------------     ------------------    -----------------    -----------------
(In thousands, except per share amounts)        1994      1993       1994       1993       1994      1993        1994     1993


Net sales and other income                 $  618,165    601,066    670,362    631,266    886,956   856,551    656,517   634,652
Cost of sales                                 527,696    516,583    566,167    540,365    754,113   726,926    562,316   541,375
Earnings before income taxes                    4,320      4,021      8,761      8,218      6,806     5,384      5,923     9,055
Income taxes                                    1,749      1,568      3,549      3,205      2,756     2,364      2,276     3,667
Net earnings                                    2,571      2,453      5,212      5,013      4,050     3,020      3,647     5,388
Percent to sales and revenues                     .41        .41        .78        .79        .46       .36        .56       .84
Net earnings per share                     $      .24        .23        .48        .46        .37       .27        .33       .50

Average number of shares outstanding           10,872     10,872     10,872     10,872     10,872    10,872     10,874     10,872

---------------------------------------------------------------------------------------------------------------------------------

NASH FINCH COMPANY AND SUBSIDIARIES
Consolidated Statements of Earnings

------------------------------------------------------------------------------------------------

Fiscal years ended December 31, 1994,
January 1, 1994, and January 2, 1993                 1994              1993              1992
(In thousands, except per share amounts)          (52 weeks)        (52 weeks)        (53 weeks)
-------------------------------------------------------------------------------------------------
Income:
Net sales                                   $     2,779,330         2,679,410         2,474,013
Other revenues                                       52,670            44,125            41,425
                                            ---------------         ---------         ---------
Total revenues                                    2,832,000         2,723,535         2,515,438

Cost and expenses:
Cost of sales                                     2,410,292         2,325,249         2,147,845
Selling, general and
administrative, and other
operating expenses                                  352,683           332,349           298,663
Depreciation and amortization                        31,831            29,145            27,038
Interest expense                                     11,384            10,114             9,294
                                            ---------------         ---------         ---------
Total costs and expenses                          2,806,190         2,696,857         2,482,840

Earnings before income taxes                         25,810            26,678            32,598

Income taxes                                         10,330            10,804            12,530
                                            ---------------         ---------         ---------
Net earnings                                $        15,480            15,874            20,068
                                            ---------------         ---------         ---------
                                            ---------------         ---------         ---------
Weighted average number of
common shares outstanding                            10,873            10,872            10,872
                                            ---------------         ---------         ---------
                                            ---------------         ---------         ---------
Earnings per share                          $          1.42              1.46              1.85
                                            ---------------         ---------         ---------
                                            ---------------         ---------         ---------

-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

[KPMG Peat Marwick LLP Letterhead]


                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Nash Finch Company:


We have audited the accompanying consolidated balance sheets of Nash Finch Company and subsidiaries as of December 31, 1994 and January 1, 1994 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nash Finch Company and subsidiaries at December 31, 1994 and January 1, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                                   /s/ KPMG Peat Marwick LLP
                                                   KPMG Peat Marwick LLP

March 3, 1995

NASH FINCH COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------------------
Fiscal years ended December 31, 1994,
January 1, 1994, and January 2, 1993                           1994           1993             1992
(In thousands)                                            (52 weeks)     (52 weeks)       (53 weeks)
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                            $  15,480         15,874           20,068
  Adjustments to reconcile net earnings to net cash
   provided by operating activites:
    Depreciation and amortization                            31,831         29,145          27,038
    Provision for bad debts                                   2,187         10,146           3,668
    Recovery from losses on closed lease locations              366           (499)           (847)
    Deferred income taxes                                     2,874         (4,395)         (2,835)
    Deferred compensation                                      (539)          (573)            129
    Earnings of equity investments                             (902)        (1,534)           (965)
    Other                                                      (545)            65             137
  Changes in current assets and liabilities:
    Accounts and notes receivable                            (9,418)          (161)         (5,676)
    Inventories                                              (6,880)        26,464         (22,242)
    Prepaid expenses                                         (1,087)          (411)         (1,474)
    Accounts payable                                          2,631          6,238           6,755
    Accrued expenses                                          2,553          5,385           2,631
    Income taxes                                             (2,172)        (2,785)          4,429
                                                          ----------      ---------       ---------
      Net cash provided by operating activities              36,379         82,959          30,816
                                                          ----------      ---------       ---------

Cash flows from investing activities:
  Dividends received                                            618            506             435
  Disposals of property, plant and equipment                 12,501         13,435           8,091
  Additions to property, plant and equipment
    excluding capital leases                                (34,965)       (36,382)        (42,991)
  Businesses acquired                                        (8,614)       (27,087)        (40,041)
  Investment in an unconsolidated company                      --             --            (3,000)
  Loans to customers                                         (7,958)       (15,942)        (22,977)
  Payments from customers on loans                            8,093          8,286           7,500
  Loans sold including current portion                         --              --           22,847
  Other                                                        (902)          (261)            (37)
                                                          ----------       ---------      ---------
      Net cash used for investing activities                (31,227)       (57,445)        (70,173)
                                                          ----------       ---------      ---------
Cash flows from financing activities:
  Dividends paid                                             (7,938)        (7,828)         (7,718)
  Proceeds (payments) of short-term debt                      3,100         (9,200)         39,900
  Proceeds from long-term debt                                 --             --            25,000
  Payments of long-term debt                                 (2,933)        (2,352)        (15,895)
  Payments of capitalized lease obligations                  (1,576)          (458)           (174)
  Other                                                          35             14               8
                                                          ----------       ---------      ---------
      Net cash (used for) provided by
        financing activities                                 (9,312)       (19,824)         41,121
                                                          ----------      ---------       ---------

      Net (decrease) increase in cash                     $  (4,160)        5,690            1,764
                                                          ----------      ---------       ---------
                                                          ----------      ---------       ---------

-----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NASH FINCH COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets

------------------------------------------------------------------------------
December 31, 1994 and January 1, 1994
(In thousands, except per share amounts)

Assets                                                      1994        1993
------------------------------------------------------------------------------
Current assets:
  Cash on hand                                           $   1,078         890
  Accounts and notes receivable, net                        98,859      95,952
  Inventories                                              198,637     186,637
  Prepaid expenses                                           8,626       7,391
  Deferred tax assets                                        2,322       4,055
                                                         ---------   ---------
      Total current assets                                 309,522     294,925


Investments at net equity                                    7,432       7,137
Notes receivable, noncurrent                                16,441      20,187

Property, plant and equipment:
  Land                                                      27,556      26,652
  Buildings and improvements                               107,149     105,650
  Furniture, fixtures, and equipment                       214,564     209,172
  Leasehold improvements                                    28,205      26,016
  Construction in progress                                   2,039       5,914
  Assets under capitalized leases                           12,423       9,210
                                                         ---------   ---------
                                                           391,936     382,614
  Less accumulated depreciation and amortization          (204,985)   (196,350)
                                                         ---------   ---------
    Net property, plant and equipment                      186,951     186,264
                                                         ---------   ---------

Intangible assets, net                                       7,810       9,512
Other assets                                                 3,448       3,629


                                                         ---------   ---------
      Total assets                                       $ 531,604     521,654
                                                         ---------   ---------
                                                         ---------   ---------

------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

------------------------------------------------------------------------------


Liabilities and Stockholders' Equity                        1994         1993
------------------------------------------------------------------------------
Current liabilities:
  Outstanding checks, net of cash in banks                $ 18,649      14,301
  Short-term debt payable to banks                          41,400      38,300
  Current maturities of long-term debt and
    capitalized lease obligations                            5,685       3,980
  Accounts payable                                         122,602     119,970
  Accrued expenses                                          29,585      27,032
  Income taxes                                               2,144       4,315
  Other current liabilities                                   --         7,123
                                                          --------    --------
      Total current liabilities                            220,065     215,021

Long-term debt                                              85,289      89,811
Capitalized lease obligations                               10,671       8,076
Deferred compensation                                        8,526       9,065
Other                                                          784         417

Stockholders' equity:
  Preferred stock - no par value.
    Authorized 500 shares; none issued                        --          --
  Common stock of $1.66-2/3 par value. Authorized
    25,000 shares; issued 11,224 shares                     18,706      18,706
  Additional paid-in capital                                11,977      11,954
  Foreign currency translation adjustment -
    net of a $381 deferred tax benefit                       (572)        --
  Retained earnings                                        179,212     171,670
                                                          --------    --------
                                                           209,323     202,330
  Less cost of 349 shares and 351 shares of
    common stock in treasury, respectively                 (3,054)     (3,066)
                                                          --------    --------
      Total stockholders' equity                           206,269     199,264

Commitments (Notes 5, 8 and 9)                                --          --
                                                          --------    --------
      Total liabilities and stockholders' equity          $531,604     521,654
                                                          --------    --------
                                                          --------    --------

------------------------------------------------------------------------------

NASH FINCH COMPANY AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

----------------------------------------------------------------------------------------------------------------------------------
Fiscal years ended December 31, 1994,
January 1, 1994 and January 2, 1993                                                   Foreign
(In thousands, except per share amounts)       Common stock    Additional             currency      Treasury stock       Total
                                            -----------------    paid-in   Retained  translation  -----------------  stockholders'
                                            Shares     Amount    capital   earnings  adjustment   Shares     Amount      equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1991                11,224    $18,706     11,938    151,274        --       (353)   $(3,072)     178,846
Net earnings                                  --         --         --       20,068        --        --        --         20,068
Dividend declared of $.71 per share           --         --         --       (7,718)       --        --        --         (7,718)
Treasury stock issued upon exercise of
  options and other insignificant items       --         --            6       --          --          1          2            8
                                            ------    -------     ------    -------       ----      ----    -------      -------
Balance at January 2, 1993                  11,224     18,706     11,944    163,624        --       (352)    (3,070)     191,204
Net earnings                                  --         --         --       15,874        --        --        --         15,874
Dividend declared of $.72 per share           --         --         --       (7,828)       --        --        --         (7,828)
Treasury stock issued upon exercise of
  options and other insignificant items       --         --           10       --          --          1          4           14
                                            ------    -------     ------    -------       ----      ----    -------      -------
Balance at January 1, 1994                  11,224     18,706     11,954    171,670        --       (351)    (3,066)     199,264
Net earnings                                  --         --         --       15,480        --        --        --         15,480
Dividend declared of $.73 per share           --         --         --       (7,938)       --        --        --         (7,938)
Treasury stock issued upon exercise of
  options and other insignificant items       --         --           23       --          --          2         12           35
Foreign currency translation adjustment
  - net of a $381 deferred tax benefit        --         --         --         --         (572)      --        --           (572)
                                            ------    -------     ------    -------       ----      ----    -------      -------
Balance at December 31, 1994                11,224    $18,706     11,977    179,212       (572)     (349)   $(3,054)     206,269
                                            ------    -------     ------    -------       ----      ----    -------      -------
                                            ------    -------     ------    -------       ----      ----    -------      -------

--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NASH FINCH COMPANY AND SUBSIDIARIES

Notes to Consolidated
Financial Statements

(1)  ACCOUNTING POLICIES

Fiscal Year

     Nash Finch Company's fiscal year ends on the Saturday nearest to December 31. Fiscal years 1994 and 1993 were 52-week years, and fiscal year 1992 was a 53-week year.

Principles of Consolidation

     The accompanying financial statements include the accounts of Nash Finch Company (the Company), its majority-owned subsidiaries and the Company's share of net earnings or losses of 50%-owned companies. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

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

Inventories

     Inventories are stated at the lower of cost or market. At December 31, 1994 and January 1, 1994, approximately 89% and 91%, respectively, of the Company's inventories are valued on the last-in, first-out (LIFO) method. During fiscal 1994 the Company recorded a LIFO charge of $1.4 million compared to credit of $2.0 million in 1993. The remaining inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method of accounting for inventories had been used, inventories would have been $43.9 million and $42.5 million higher at December 31, 1994 and January 1, 1994, respectively.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Assets under capitalized leases are recorded at the present value of future lease payments or fair market value, whichever is lower. Expenditures which improve or extend the life of the respective assets are capitalized while maintenance and repairs are expensed as incurred.

Intangible Assets

     Intangible assets consist primarily of covenants not to compete and goodwill, and are carried at cost less accumulated amortization. Costs are amortized over the estimated useful lives of the related assets ranging from 2-20 years. Amortization expense charged to operations for fiscal years ended December 31, 1994, January 1, 1994 and January 2, 1993 was $2.2 million, $1.3 million and $.2 million, respectively. The accumulated amortization of intangible assets was $3.7 million and $2.8 million at December 31, 1994 and January 1, 1994, respectively.

Depreciation and Amortization

     Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements and capitalized leases are amortized to expense on a straight-line basis over the term of the lease.

Income Taxes

     Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per Share

     Earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during each year. Options granted under the Company's stock option plans are considered common stock equivalents but have been excluded from the computation since the effect is not material.

Foreign Currency Translation

     Adjustments resulting from the translation of assets and liabilities of a foreign investment are included in stockholders' equity.


(2)  TROUBLED DEBT RESTRUCTURE

     On January 31, 1994, the Company acquired the assets of Food Folks, Inc., a former customer with twenty-three stores located primarily in North Carolina, as part of a troubled debt restructuring agreement. Under the terms of the agreement, assets with a fair market value of approximately $12.1 million were transferred to the Company in exchange for $1.6 million in cash, the assumption of liabilities of $3.3 million and the forgiveness of $7.2 million in debt, net of a bad debt reserve established by the Company. The notes representing this debt were included in those sold with limited recourse on April 2, 1992 (see Note 3).

     On December 1, 1994, the Company acquired certain operating assets and real estate of six supermarkets with a fair market value of $4.6 million. The supermarkets, located in eastern Kentucky, were acquired from the bankrupt estates of Paintsville Foods, Inc., a former customer, and Wal-Lyn Management, Inc., one of its affiliates. The settlement, net of the fair market value of the assets transferred, resulted in a bad debt write-off of $5.5 million, substantially all of which was provided for as of January 1, 1994.

(3)  ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable at the end of fiscal years 1994 and 1993 are comprised of the following components (in thousands):

                                                            1994        1993
                                                          --------    --------
Customer notes receivable - current portion                $ 2,861       4,301
Customer accounts receivable                                82,394      80,370
Other receivables                                           15,173      12,983
Allowance for doubtful accounts                             (1,569)     (1,702)
                                                           -------     -------
  Net current accounts and notes receivable                $98,859      95,952
                                                           -------     -------
                                                           -------     -------
Noncurrent customer notes receivable                       $19,492      27,007
Allowance for doubtful accounts                             (3,051)     (6,820)
                                                           -------     -------
  Net noncurrent notes receivable                          $16,441      20,187
                                                           -------     -------
                                                           -------     -------

     Operating results include bad debt expense totaling $2.2 million, $10.1 million, and $3.7 million during fiscal years 1994, 1993 and 1992, respectively.

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

     The remaining balances of such sold notes receivable totaled $2.7 million and $11.8 million at December 31, 1994 and January 1, 1994, respectively. The
Company is contingently liable should these  notes  become  uncollectible.   A
reserve  for  contingent
losses on sold notes of $7.1 million was fully utilized as of December 31, 1994. At January 1, 1994 this reserve was classified as an other current liability since it relates entirely to the Food Folks transaction described in Note 2.

     Substantially all notes receivable are based on floating interest rates which adjust to changes in market rates. As a result, the carrying value of notes receivable approximates market value.

(4)  LINES OF CREDIT AND OUTSTANDING CHECKS

     Formal and informal lines of credit are maintained at various banks. Generally, banks are compensated through fees on used and unused lines of credit. At December 31, 1994 unused formal lines of credit amount to $25 million.

(5)  LONG-TERM DEBT

     Long-term debt at the end of the fiscal years 1994 and 1993 is summarized as follows (in thousands):

                                             1994        1993
                                           --------    --------
     Industrial development bonds,
       5.9% to 7.8% due in annual
       installments through 2008           $  5,875       7,175

     Term loans, 7.5% to 9.9%
       due in semi-annual
       installments through 2008             75,000      76,000

     Notes payable and mortgage notes,
       9.3% to 12.0% due in various
       installments through 2004              9,559      10,154
                                           --------    --------
                                             90,434      93,329
     Less current maturities                  5,145      3,518
                                           --------    --------
                                           $ 85,289      89,811
                                           --------    --------
                                           --------    --------

     At December 31, 1994, land, buildings, and other assets pledged to secure outstanding mortgage notes and obligations under issues of industrial development bonds have a depreciated cost of approximately $6.8 million and $5.1 million, respectively.

     During the first quarter of fiscal 1993, the Company finalized a $25 million long-term credit facility with two insurance companies. The proceeds of this long-term loan were used to replace $25 million outstanding on the short-term lines of credit with banks. Under the new loan, interest is fixed at 7.5%.

     Aggregate annual maturities of long-term debt for the five fiscal years after December 31, 1994 are as follows (in thousands):

     1995                                  $  5,145
     1996                                    14,101
     1997                                     6,124
     1998                                     6,678
     1999 and thereafter                     58,386

     Interest paid was $11.4 million, $10.1 million and $9.3 million, for the fiscal years 1994, 1993 and 1992, respectively.

     The Company entered into a three-year swap agreement with a major financial institution as a means of managing its interest expense. The agreement which is based on a notional amount of $25 million, calls for an exchange of interest payments with the Company receiving payments based on fixed rate and making payments based on a LIBOR floating rate. The amounts to be paid or received under the interest rate swap agreement are accrued consistent with terms of the agreement and market interest rates. The agreement expires in December 1996.

     Based on borrowing rates currently available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt utilizing discounted cash flows is $89.5 million.


(6) INCOME TAXES

     As discussed in Note 1, the Company adopted Statement 109 as of January 3, 1993. The effect of this change in accounting for income taxes was not material. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

Income tax expense for fiscal years 1994, 1993 and 1992 is made up of the following components (in thousands):

                                   1994       1993      1992
                                  ------     ------    ------
  Current:
     U.S. federal                $ 5,779     12,334    12,500
     State and local               1,296      2,865     2,796

  Deferred:
     U.S. federal                  2,691     (3,558)   (2,324)
     State and local                 564       (837)     (442)
                                 -------    -------   -------
             Total               $10,330     10,804    12,530
                                 -------    -------    -------
                                 -------    -------    -------

     Deferred income tax expense (benefit) results from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The source of these differences and the tax effect for fiscal year 1992 is as follows (in thousands):

                                                        1992
                                                      --------
Excess of tax over
  financial statement
  depreciation                                        $  (795)
Provision for deferred
  compensation                                            (50)
Provision for losses at
  closed locations                                        398
Provision for bad debts                                (1,122)
Provision for health
  care claims                                            (582)
Inventory capitalization                                 (348)
Other, net                                               (267)
                                                      -------
                                                      $(2,766)
                                                      -------
                                                      -------

     Total income tax expense represents effective tax rates of 40.0%, 40.5% and 38.4%, for the fiscal years 1994, 1993 and 1992, respectively. The reasons for differences compared with the U.S. federal statutory tax rate (expressed as a percentage of pretax income) are as follows:

                                              1994      1993      1992
                                              ----      ----      ----
U.S. federal statutory
  tax rate                                    35.0%     35.0%     34.0%

Items affecting federal
  income tax rate:
   State and local taxes,
     net of federal income
     tax benefit                               4.7       4.9       4.8
   Other, net                                   .3        .6       (.4)
                                              ----      ----      ----
     Effective tax rate                       40.0%     40.5%     38.4%
                                              ----      ----      ----
                                              ----      ----      ----

Income taxes paid were $9.2 million, $18.0 million and $11.1 million during fiscal years 1994, 1993 and 1992, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and January 1, 1994 are presented below (in thousands):

                                                             1994        1993
                                                            ------      ------
Deferred tax assets:
Accounts and notes receivable,
  principally due to allowance for
  doubtful accounts                                         $1,412       6,235

Inventories, principally due to
  additional costs inventoried for
  tax purposes pursuant to the
  Tax Reform Act of 1986                                     1,745       1,653

Health care claims, principally due
  to accrual for financial
  reporting purposes                                           684         345

Deferred compensation, principally due
  to accrual for financial reporting purposes                3,329       3,608

Compensated absences, principally due
  to accrual for financial reporting purposes                1,263       1,124

Compensation and casualty loss, principally
  due to accrual for financial reporting
  purposes                                                   1,842       1,407

Purchased intangibles                                          846         424

Closed locations                                               500         589

Other                                                          757         359
                                                            ------      ------
      Total gross deferred tax assets                       12,378      15,744
Less valuation allowance                                      --          --
                                                            ------      ------
      Net deferred tax assets                               12,378      15,744
                                                            ------      ------

Deferred tax liabilities:
Plant and equipment, principally due
  to differences in depreciation                             6,402       7,255

Inventories, principally due to
  differences in LIFO basis                                  2,661       2,724

Other                                                          993         569
                                                            ------      ------
      Total gross deferred tax liabilities                  10,056      10,548
                                                            ------      ------
      Net deferred tax asset                                $2,322       5,196
                                                            ------      ------
                                                            ------      ------

     Since it is more likely than not that the deferred tax asset of $12,378 and $15,744 at December 31, 1994 and January 1, 1994, respectively, will be principally realized through carry back to taxable income in prior years, in future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income and tax planning strategies, the Company has determined that there is no need to establish a valuation allowance for the deferred tax asset at December 31, 1994 and January 1, 1994 as required by Statement 109.


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

     On May 10, 1994, the stockholders approved a new stock incentive plan for officers and key employees. As a result of this action, a previous plan was terminated. For purposes of the new plan, a total of 645,296 shares (including 245,296 shares remaining from the previous plan) were reserved for the granting of stock options, restricted stock awards and performance unit awards. Stock options are granted at 100% of fair market value at date of grant and are exercisable over a term which may not exceed 10 years from date of grant. Restricted stock awards are subject to restrictions on transferability and such conditions for vesting, including continuous employment for specified periods of time, as may be determined at the date of grant. Performance unit awards are grants of rights to receive shares of stock if certain performance goals or criteria, determined at the time of grant, are achieved in accordance with the terms of the grants.

     All stock options granted under the former plan expired August 15, 1994. These options were also granted at 100% of fair market value at date of grant and were exercisable over a term of five years. No restricted stock awards were granted under the previous plan.

     At December 31, 1994 options to purchase 291,469 shares of common stock of the Company, at an average price of $16.86 per share and exercisable over a term of five years from the dates of grant, have been granted under the new plan and are outstanding. No restricted stock awards have been granted. Performance unit awards having a maximum potential payout of 76,389 shares have also been granted and are outstanding. Reserved for the granting of future stock options, restricted stock awards and performance unit awards are 277,438 shares.

     Changes in outstanding options during the three fiscal years ended December 31, 1994 are summarized as follows (in thousands):

                                                                    Average
                                                    Shares        Option Price
                                                (in thousands)   Per Share ($)
------------------------------------------------------------------------------
Options outstanding December 28, 1991                 139             25.34
     Exercised                                         --
     Surrendered                                      (29)            25.35
     Granted                                           --

------------------------------------------------------------------------------

Options outstanding January 2, 1993                   110             25.34
     Exercised                                         --
     Surrendered                                     (109)            25.37
     Granted                                           --

------------------------------------------------------------------------------

Options outstanding January 1, 1994                     1             23.00
     Exercised                                         (1)            16.88
     Surrendered                                       (7)            18.19
     Granted                                          298             16.86

------------------------------------------------------------------------------

Options outstanding December 31, 1994                  291            16.86

------------------------------------------------------------------------------
------------------------------------------------------------------------------

Options exercisable at:
     December 31, 1994                                  65            16.86
     January 1, 1994                                     1            23.00

(8)  LEASE AND OTHER COMMITMENTS

     A substantial portion of the store and warehouse properties of the Company are leased. The following table summarizes assets under capitalized leases (in thousands):

                                             1994       1993
                                            ------     ------
Buildings and improvements                 $12,423      9,210
Less accumulated amortization               (4,103)    (3,537)
                                           -------     ------
     Net assets under capitalized
       leases                              $ 8,320      5,673
                                           -------     ------
                                           -------     ------

     At December 31, 1994, future minimum rental payments under noncancelable leases and subleases are as follows (in thousands):

                                         Operating     Capital
                                          leases        leases
                                         ---------     -------
1995                                      $ 17,757      1,586
1996                                        15,684      1,494
1997                                        13,475      1,454
1998                                        12,097      1,407
1999 - later years                          64,190     16,487
                                          --------   --------
Total minimum lease payments (a)          $123,203     22,428
                                          --------
                                          --------
Less imputed interest
   (rates ranging from 7.9% to 11.5%)                 (11,217)
                                                     --------
Present value of net
  minimum lease payments                               11,211
Less current maturities                                  (540)
                                                     --------
Capitalized lease obligations                        $ 10,671
                                                     --------
                                                     --------

(a) Future minimum payments for operating and capital leases have not been reduced by minimum sublease rentals receivable under noncancelable subleases. Total future minimum sublease rentals related to operating and capital lease obligations as of December 31, 1994 are $48 million and $4 million, respectively.

     Total rental expense under operating leases for fiscal years 1994, 1993 and 1992 is as follows (in thousands):

                                   1994       1993       1992
                                 -------     ------     ------
Total rentals                    $28,978     27,706     25,384

Less real
 estate taxes,
 insurance and
 other occupancy
 costs                           (2,429)     (2,312)    (2,236)
                                 ------      ------     ------
Minimum rentals                  26,549      25,394     23,148
Contingent rentals                  148         248        394
Sublease rentals                 (7,716)     (7,060)    (7,107)
                                 ------      ------     ------
                                $18,981      18,582     16,435
                                 ------      ------     ------
                                 ------      ------     ------

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

     The Company has guaranteed certain lease and promissory note obligations of customers aggregating approximately $15.7 million.

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

     As of December 31, 1994, the Company has guaranteed outstanding promissory note obligations of one customer in the amount of $7.8 million and of another customer in the amount of $4.0 million.

     In the normal course of business, the Company's produce marketing operation in California makes cash advances to produce growers during various product growing seasons, to fund production costs. Such advances are repayable at the end of the respective growing seasons. Unpaid advances are generally secured by liens on real estate. At December 31, 1994, $9.1 million in notes and growers advances were outstanding.

     The Company establishes allowances for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Management believes that adequate provisions have been made for any doubtful accounts.


(10)  EMPLOYEE BENEFIT PLANS

     The Company has a profit sharing plan covering substantially all employees meeting specified requirements. Contributions, determined by the Board of Directors, are made to a noncontributory profit sharing trust based on profit performances. Profit sharing expense for 1994, 1993 and 1992 was $3.5 million, $3.6 million and $4.0 million, respectively.

     Certain officers and key employees are participants in a deferred compensation plan providing fixed benefits payable in equal monthly installments upon retirement. Annual increments to the deferred compensation plan are charged to earnings.

(11)  POSTRETIREMENT HEALTH CARE BENEFITS

     The Company provides certain health care benefits for retired employees. Substantially all of the Company's employees become eligible for those benefits when they reach normal retirement age and have a minimum of 15 years of service with the Company. Prior to 1993, the cost of retiree health care benefits was recognized as expense as claims were paid. Claims paid were $68,000 in fiscal 1992.

     During the fourth quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106, EMPLOYER'S ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company has adopted SFAS 106 on a prospective basis, electing to amortize the liability of $4.9 million over the next twenty years.

The periodic postretirement benefit costs under Statement 106 were as follows (in thousands):

                                             1994         1993
                                            ------       ------
     Service costs                          $  235         250
     Interest costs                            361         381
     Amortization of unrecognized
       transition obligation                   248         248
                                            ------       -----
     Net postretirement costs               $  844         879
                                            ------       -----
                                            ------       -----

The actuarial present value of benefit obligations at December 31, 1994 and January 1, 1994 are as follows (in thousands):

                                             1994         1993
                                            ------       ------
     Retirees eligible for benefits         $1,612       1,743
     Active employees fully eligible           466         470
     Active employees not fully eligible     3,191       2,491
                                            ------      ------
                                            $5,269       4,704
                                            ------      ------
                                            ------      ------

The assumed annual rate of future increases in per capita cost of health care benefits was 12.0% in fiscal 1994 declining at a rate of .5% per year to 6.5% in 2005 and thereafter. Increasing the health care cost trend by 1% in each year would increase the accumulated benefit obligation by $267,000 at December 31, 1994 and the service and interest costs by $40,000 for fiscal 1994. The discount rate used in determining the accumulated benefit obligation was 7.5%.


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

     Operating profit is net sales and revenues, less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate expenses, interest expense, interest income, income taxes and equity in income from equity-owned companies. Wholesale distribution operating profits on sales through Company-owned stores have been allocated to the retail segment.

     Identifiable assets are those used exclusively by that industry segment or an allocated portion of assets used jointly by two industry segments. Corporate assets are principally cash and cash equivalents, notes receivable, corporate office facilities and equipment.

Major segments of business
(in thousands)

------------------------------------------------------------------------------
                                                1994        1993        1992
------------------------------------------------------------------------------
Net sales and other operating
 revenues:
  Wholesale distribution                    $1,854,629   1,836,405   1,673,955
  Retail distribution                          925,772     841,664     801,101
  Produce marketing and other                   41,861      37,718      34,408
                                            ----------  ----------  ----------
    Total net sales and other
     operating revenues                     $2,822,262   2,715,787   2,509,464
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

Operating profit:
  Wholesale distribution                    $   24,593      23,697      28,730
  Retail distribution                            8,804       7,704       9,302
  Produce marketing and other                    1,122       2,786       1,386
                                            ----------  ----------  ----------
    Total operating profit                      34,519      34,187      39,418
                                            ----------  ----------  ----------
  Interest income                                2,675       2,604       2,474
  Interest expense                             (11,384)    (10,113)     (9,294)
                                            ----------  ----------  ----------
    Earnings before income taxes            $   25,810      26,678      32,598
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

Identifiable assets:
  Wholesale distribution                    $  201,404     237,554     245,520
  Retail distribution                          242,328     195,454     177,764
  Produce marketing and other                   42,597      37,394      36,475
  Corporate                                     45,275      51,252      53,856
                                            ----------  ----------  ----------
                                            $  531,604     521,654     513,615
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

Capital expenditures:
  Wholesale distribution                    $    8,372       9,199      10,585
  Retail distribution                           25,821      18,947      22,224
  Produce marketing and other                    2,072       5,564       2,101
  Corporate                                      1,913       2,672       8,081
                                            ----------  ----------  ----------
                                            $   38,178      36,382      42,991
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

Depreciation and amortization:
  Wholesale distribution                    $   11,660      11,641      11,281
  Retail distribution                           16,600      14,093      12,675
  Produce marketing and other                    1,513       1,396       1,230
  Corporate                                      2,058       2,015       1,852
                                            ----------  ----------  ----------
                                            $   31,831      29,145      27,038
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

NASH  FINCH  COMPANY
Consolidated Summary of Operations

----------------------------------------------------------------------------------------------------------------------------------
Eleven years ended December 31, 1994 (not covered by Independent Auditors' Report)

(Dollar amounts in thousands except
per share amounts)                                              1994        1993        1992        1991        1990        1989
                                                             (52 weeks)  (52 weeks)  (53 weeks)  (52 weeks)  (52 weeks)  (52 weeks)
----------------------------------------------------------------------------------------------------------------------------------
Sales and revenues                                          $2,822,262   2,715,787   2,509,464   2,337,560   2,369,054   2,219,451
Other income                                                     9,738       7,748       5,974       5,718       5,799       4,312
                                                            ----------   ---------   ---------   ---------   ---------   ---------
Total sales, revenues and other income                       2,832,000   2,723,535   2,515,438   2,343,278   2,374,853   2,223,763
Cost of sales                                                2,410,292   2,325,249   2,147,845   1,997,462   2,036,335   1,904,041
Selling, general, administrative,
  and other operating expenses,
  including warehousing and
  transportation expenses                                      349,190     328,703     294,700     276,144     271,735     264,024
Interest expense                                                11,384      10,114       9,294       8,966       8,670       8,277
Depreciation and amortization                                   31,831      29,145      27,038      26,124      25,551      23,170
Profit sharing contribution                                      3,493       3,646       3,963       3,789       3,603       3,089
Provision for income taxes                                      10,330      10,804      12,530      11,738      11,129       8,010
                                                            ----------   ---------   ---------   ---------   ---------   ---------
Net earnings                                                $   15,480      15,874      20,068      19,055      17,830      13,152
                                                            ----------   ---------   ---------   ---------   ---------   ---------
                                                            ----------   ---------   ---------   ---------   ---------   ---------

Earnings per share                                          $     1.42        1.46        1.85        1.75        1.64        1.21
                                                            ----------   ---------   ---------   ---------   ---------   ---------
                                                            ----------   ---------   ---------   ---------   ---------   ---------

Cash dividends declared per common share (2)                $      .73         .72         .71         .70         .69         .67
                                                            ----------   ---------   ---------   ---------   ---------   ---------
                                                            ----------   ---------   ---------   ---------   ---------   ---------
Average number of common shares outstanding
during period (in thousands) (2)                                10,873      10,872      10,872      10,871      10,870      10,868
                                                            ----------   ---------   ---------   ---------   ---------   ---------
                                                            ----------   ---------   ---------   ---------   ---------   ---------

Pre-tax earnings as a percent of sales and revenues                .91         .98        1.30        1.31        1.22         .95
Net earnings as a percent of sales and revenues                    .54         .58         .80         .81         .75         .59
Effective income tax rate                                         40.0        40.5        38.4        38.1        38.4        37.9
Current assets                                              $  309,522     294,925     310,170     239,850     234,121     212,264
Current liabilities                                         $  220,065     215,021     213,691     154,993     159,439     128,159
Net working capital                                         $   89,457      79,904      96,479      84,857      74,682      84,105
Ratio of current assets to current liabilities                    1.41        1.37        1.45        1.55        1.47        1.66
Total assets                                                $  531,604     521,654     513,615     429,648     416,233     380,771
Capital expenditures                                        $   34,965      36,382      42,991      36,836      36,129      34,635
Long-term obilgations (long-term debt and
  capitalized lease obligations)                            $   95,960      97,887      94,145      82,532      74,333      77,950

Stockholders' equity                                        $  206,269     199,264     191,204     178,846     167,388     157,024
Stockholders' equity per share (1), (2)                     $    18.97       18.33       17.59       16.45       15.40       14.45
Return on average stockholders' equity                      $     7.63        8.13       10.85       11.01       10.99        8.54
Number of common stockholders of record at year-end              2,074       2,074       2,087       2,122       2,138       2,146
Common stock high price (2), (3)                                18 1/4      23 1/4      19 3/4      20 1/4      25 1/4      25 3/4
Common stock low price (2), (3)                                 15 3/8      17          16 1/4      16 1/2      16 1/4      21 1/4


----------------------------------------------------------------------------------------------------------------------
Eleven years ended December 31, 1994 (not covered by Independent Auditors' Report)

(Dollar amounts in thousands except
per share amounts)                                              1988        1987        1986        1985        1984
                                                             (52 weeks)  (52 weeks)  (53 weeks)  (52 weeks)  (52 weeks)
----------------------------------------------------------------------------------------------------------------------
Sales and revenues                                          $2,091,822   1,938,758   1,573,717   1,323,294   1,235,327
Other income                                                     6,012       4,590       3,640       4,106       2,992
                                                            ----------   ---------   ---------   ---------   ---------
Total sales, revenues and other income                       2,097,834   1,943,348   1,577,357   1,327,400   1,238,319
Cost of sales                                                1,807,448   1,682,667   1,360,537   1,142,464   1,070,226
Selling, general, administrative,
  and other operating expenses,
  including warehousing and
  transportation expenses                                      230,221     198,553     165,713     140,798     128,653
Interest expense                                                 8,106       8,087       6,497       5,732       4,199
Depreciation and amortization                                   20,193      18,389      16,249      14,279      12,034
Profit sharing contribution                                      2,832       2,734       2,349       2,101       2,038
Provision for income taxes                                      10,859      14,416      12,178      10,020       9,483
                                                            ----------   ---------   ---------   ---------   ---------
Net earnings                                                $   18,175      18,502      13,834      12,006      11,686
                                                            ----------   ---------   ---------   ---------   ---------
                                                            ----------   ---------   ---------   ---------   ---------

Earnings per share                                          $     1.67        1.75        1.35        1.18        1.15
                                                            ----------   ---------   ---------   ---------   ---------
                                                            ----------   ---------   ---------   ---------   ---------

Cash dividends declared per common share (2)                $      .65         .57         .52         .50         .49
                                                            ----------   ---------   ---------   ---------   ---------
                                                            ----------   ---------   ---------   ---------   ---------
Average number of common shares outstanding
  during period (in thousands) (2)                              10,881      10,576      10,244      10,196      10,179
                                                            ----------   ---------   ---------   ---------   ---------
                                                            ----------   ---------   ---------   ---------   ---------
Pre-tax earnings as a percent of sales and revenues               1.38        1.69        1.65        1.66        1.71
Net earnings as a percent of sales and revenues                    .87         .95         .88         .90         .94
Effective income tax rate                                         37.4        43.8        46.8        45.5        44.8
Current assets                                              $  219,956     209,305     182,676     125,051     117,772
Current liabilities                                         $  153,068     127,608     120,687      77,867      71,465
Net working capital                                         $   66,888      81,697      61,989      47,183      46,306
Ratio of current assets to current liabilities                    1.44        1.64        1.51        1.61        1.65
Total assets                                                $  388,269     352,187     313,908     239,767     223,024
Capital expenditures                                        $   52,019      29,680      26,969      25,438      26,954
Long-term obilgations (long-term debt and
  capitalized lease obligations)                            $   66,216      66,988      61,588      42,250      42,639

Stockholders' equity                                        $  151,043     140,850     116,416     107,384     100,094
Stockholders' equity per share (1), (2)                     $    13.90       12.97       11.34       10.51        9.84
Return on average stockholders'equity                       $    12.45       14.38       12.36       11.57       12.08
Number of common stockholders of record at year-end              2,227       2,234       1,829       1,868       1,881
Common stock high price (2), (3)                                27 1/2      26 1/2      19 1/8      15 5/8       9 1/4
Common stock low price (2), (3)                                 18          14 3/4      14 3/4       9 1/4       6 3/4

(1)  Based on outstanding shares at year-end.
(2)  Adjusted to reflect 2-for-1 stock split 1987.
(3) High and low closing sale price. Prior to February 1985 high and low bid quotation.