Form 10-K405, Exhibit 13
period 1995-12-30
NASH FINCH CO
filed 1996-03-29
CIK 69671

                       NASH FINCH COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
This discussion of the Company's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and accompanying notes.



RESULTS OF OPERATIONS
-----------------------------------------------------------------------
                                           1995     1994      1993
-----------------------------------------------------------------------
Total Revenues . . . . . . . . . .        100.0%    100.0%    100.0%
                                          -----     -----     -----
                                          -----     -----     -----
Gross Margin . . . . . . . . . . .         14.5      14.9      14.6
Operating Expense. . . . . . . . .         12.1      12.5      12.2
Depreciation and Amortization. . .          1.0       1.1       1.1
Interest Expense . . . . . . . . .           .4        .4        .4
Earnings before Income Taxes . . .          1.0        .9        .9
Income Taxes . . . . . . . . . . .           .4        .4        .4
                                          -----     -----     -----
Net Earnings . . . . . . . . . . .           .6        .5        .5
                                          -----     -----     -----
                                          -----     -----     -----

REVENUES

Total revenues increased 2.0% during fiscal 1995 to $2.889 billion compared to $2.832 billion in 1994 and $2.724 billion in 1993. The increase in 1995 is largely attributable to continued growth of the military wholesale business from two distribution centers on the east coast and the addition of several new independent retail accounts during the year.

     Wholesale segment revenues increased 6.2% to $1.969 billion from $1.855 billion in 1994. The sale of Thomas & Howard of Hickory, Inc. ("T & H"), the Company's convenience store distributor, on December 2, 1995, had a negative effect on revenue gains for the year. Had the sale taken place as of year end, revenues would have been $20 million higher. The volume lost as a result of the T & H divestiture is expected to be more than offset in fiscal 1996 by the acquisition of Military Distributors of Virginia ("MDV"), which was completed January 2, 1996. Fiscal 1994 wholesale revenues increased 1.0% over 1993 due to the addition of new store accounts in the Southeast.

     Retail segment revenues declined 7.1% from $926 million in fiscal 1994 to $860 million in 1995. The reduction is primarily the result of the sale of three stores to existing independent customers and the closing of eight stores which were not meeting the Company's revenue and profit expectations. In spite of low food price inflation, deflation in some product groups and increasing competitive pressures in certain market areas, same store sales remained constant compared to last year. Retail revenues during 1994 increased 10% over 1993 largely due to the the acquisition of 23 Food Folks stores in North Carolina and six supermarkets in eastern Kentucky.

GROSS MARGINS

Gross margins were 14.5% in 1995 compared to 14.9% in 1994 and 14.6% in 1993. The decline reflects a growing proportion of wholesale revenues which achieve lower margins than retail. Wholesale revenues represented 68.4% of total revenues compared to 65.7% of total revenues last year. Although consolidated gross margins are lower, both wholesale and retail margins have improved compared to last year. Centralization of buying functions for several warehouses and increased margins on perishable products contributed to improved margins at the wholesale level. Further centralization of buying functions in fiscal 1996 should result in operational efficiencies and lower product costs. Overall retail margin improvements resulted from a greater sales mix of higher margin specialty departments in the stores. In 1994, retail margin improvements were attributed to the acquisition of a number of smaller conventional stores which operate at higher margins than larger warehouse-type stores.

     The LIFO charge for the year was $.1 million compared to $1.4 million in 1994 and a credit of $2.0 million in 1993. The current year charge is net of a $1.5 million credit related to a reduction in inventory levels by T & H prior to the sale of this subsidiary. The credit recognized in fiscal 1993 reflected the price declines initiated by tobacco companies during that year.

OPERATING EXPENSES

Operating expenses as a percent of total revenues were 12.1% in 1995 compared to 12.5% and 12.2% in 1994 and 1993, respectively. Expense levels this year were favorably impacted by an increasing proportion of wholesale business which typically operates at lower expense levels than retail. Productivity gains and tighter cost controls at the wholesale level also contributed to a reduction in overall expenses compared to last year.

     Operating expenses were negatively affected by a pretax provision of $1.6 million for continuing lease costs related to two closed stores. In addition, when comparing 1995 to 1994, the Company incurred an additional $3.6 million in information systems costs, largely related to preliminary research and initial project development of new computer systems.

     The upward trend in these computer-related costs is expected to continue through fiscal 1996 as further development occurs and the project moves toward implementation in late 1996 and throughout fiscal 1997.

     In 1994, operating expenses increased over 1993 due to a higher proportion of business by the Company owned retail stores.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense decreased 7.6% from 1994 expense levels. The decline reflects the reduction in the number of corporate stores owned, lower capital expenditures and several significant projects still in progress at the end of the fiscal year. The increase in 1994 compared to 1993 was primarily due to the full year depreciation and amortization costs resulting from the acquisition of the Easter supermarket chain in mid-year 1993.

INTEREST EXPENSE

Interest expense decreased 5.2% in 1995 due to a reduction in average short-term borrowings. Although average borrowing rates increased compared to last year, proceeds from both the sale of notes receivables and the T & H operation significantly reduced borrowing requirements in the second half of the year. As a percent of revenues, interest expense was .37%, .40% and .37% for 1995, 1994 and 1993, respectively.

EARNINGS BEFORE TAXES

Earnings before income taxes increased 10.8% compared to fiscal 1994. Wholesale performance improved due to the growth in military business, new independent customers and better expense controls. Retail segment results were negatively impacted by continuing competitive pressures and store closing costs. Nash DeCamp, the Company's produce marketing subsidiary showed improved earnings from both its domestic and South American farming operations over last year, when an excessive supply of quality product depressed product prices. Also, the sale of T & H capital stock resulted in the recognition of a pretax gain of $1.8 million this year, with an additional $1.7 million in consulting fees to be recognized over the next three years.

                       NASH FINCH COMPANY AND SUBSIDIARIES

INCOME TAXES

The effective tax rate decreased to 39.1% in 1995 from 40.0% in 1994 and 40.5% in 1993. The reduction was due to the utilization of available capital loss carryforwards to partially offset the taxable gain from the sale of T & H. The effective tax rate is expected to return to previous levels in 1996.

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

     Cash provided from operating activities was $75.4 million in 1995, an increase of $39.1 million over 1994. Improved asset management as well as the sale of T & H for cash, contributed largely to an overall reduction in the non-cash elements of working capital. As a result, working capital at December 30, 1995 of $104.0 million included cash and cash equivalents of $26.0 million. In addition, the sale or closing of a number of corporate stores during 1995 also contributed to the increase in positive cash flow from operations. In fiscal 1994, cash provided from operations decreased $46.6 million from the 1993 levels due primarily to the net increase in working capital, particularly inventories.

     At December 30, 1995 the Company had no outstanding short-term borrowings compared to $41.4 million and $38.3 million at the end of 1994 and 1993, respectively. The Company has committed lines of credit totaling $7.5 million and uncommitted lines of $47.5 million with a number of banks.

     On December 27, 1995, the Company entered into a 5-year, $100.0 million revolving credit facility with several participating banks. This financing was placed to provide sufficient funding for acquisitions, capital projects and working capital requirements. Management believes the Company will continue to have adequate access to short-term and long-term credit to meet its needs in the foreseeable future.

     Capital projects designed to maintain operating capacity, expand operations or improve efficiency totaled $33.3 million in 1995 compared to $34.9 and $36.4 in 1994 and 1993, respectively. These projects have typically been funded through operating cash flows. For 1996, capital spending is projected to be $62.1 million, a substantial increase over 1995 due to several retail store replacements, expansions and remodels, and information systems improvements.

     During 1995, the Company provided financial assistance in the form of secured loans totaling $9.2 million to new or existing independent retailers. These loans are generally used to maintain and grow their businesses. In September 1995, the Company established an on-going agreement with a bank to sell qualified customer notes at face value with recourse.

     Dividend payments in 1995 were $.74 per share, up from $.73 in 1994. These amounts represented 46% and 51% of net earnings in each year, respectively. Return on average stockholders' equity was 8.3% in 1995, up from 7.6% in 1994.

PRICE RANGE OF COMMON STOCK
AND DIVIDENDS
-------------------------------------------------------------------------------
NASH Finch Company Common Stock is traded in the national over-the-counter market under the symbol NAFC. The following table sets forth, for each of the calendar periods indicated, the range of high and low closing sales prices for the Common Stock as reported by the NASDAQ National Market System, and the cash dividends paid per share of Common Stock. Prices do not include adjustments for retail mark-ups, mark-downs or commissions. At December 31, 1995 there were 1,940 stockholders of record.
-------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
                                                                                 Dividends
                                          1995                  1994             Per Share
                                     --------------        ----------------    -------------------
                                     HIGH        LOW       High      Low        1995       1994
--------------------------------------------------------------------------------------------------
First Quarter. . . . . . . . . . .     16 3/4    15 1/4    18 1/4    16          .18       .18
Second Quarter . . . . . . . . . .     16 3/4    15 5/8    18        16          .18       .18
Third Quarter. . . . . . . . . . .     20 1/2    16        18        16 1/4      .18       .18
Fourth Quarter . . . . . . . . . .   19 15/16    17 1/4    17        15 3/8      .20       .19
--------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

-------------------------------------------------------------------------------------------------
A SUMMARY OF QUARTERLY FINANCIAL                 FIRST QUARTER                SECOND QUARTER
INFORMATION IS PRESENTED.                          12 WEEKS                    12 WEEKS
                                            -----------------------     ------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       1995         1994          1995          1994
-------------------------------------------------------------------------------------------------
Net sales and other revenues . . .          $ 623,598     618,165        676,514        670,362
Cost of sales. . . . . . . . . . .            534,312     527,696        575,582        566,167
Earnings before income taxes . . .              4,519       4,320          9,835          8,761
Income taxes . . . . . . . . . . .              1,830       1,749          3,983          3,549
Net earnings . . . . . . . . . . .              2,689       2,571          5,852          5,212
Percent to sales and revenues. . .                .43         .41            .86            .78
Net earnings per share . . . . . .           $    .25         .24            .54            .48
Average number of
   shares outstanding. . . . . . .             10,874      10,872         10,875         10,872
-------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
A SUMMARY OF QUARTERLY FINANCIAL                  THIRD QUARTER              FOURTH QUARTER
INFORMATION IS PRESENTED.                           16 WEEKS                    12 Weeks
                                             --------------------        ------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        1995        1994          1995            1994
-------------------------------------------------------------------------------------------------
Net sales and other revenues . . .            918,825     886,956        669,899        656,517
Cost of sales. . . . . . . . . . .            785,623     754,113        574,324        562,316
Earnings before income taxes . . .              8,491       6,806          5,750          5,923
Income taxes . . . . . . . . . . .              3,439       2,756          1,929          2,276
Net earnings . . . . . . . . . . .              5,052       4,050          3,821          3,647
Percent to sales and revenues. . .                .55         .46            .57            .56
Net earnings per share . . . . . .                .46         .37            .35            .33
Average number of
shares outstanding . . . . . . . .             10,875      10,874         10,877         10,874
-------------------------------------------------------------------------------------------------

                       NASH FINCH COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

--------------------------------------------------------------------------------------------------------------
Fiscal years ended December 30, 1995,
December 31, 1994 and January 1, 1994                               1995                1994            1993
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------------------------------------
INCOME:
   Net sales . . . . . . . . . . . . . . . . . . . . . . . . .   $2,831,114          2,779,330       2,679,410
   Other revenues. . . . . . . . . . . . . . . . . . . . . . .       57,722             52,670          44,125
                                                                 ----------         ----------      ----------
       Total revenues. . . . . . . . . . . . . . . . . . . . .    2,888,836          2,832,000       2,723,535
COST AND EXPENSES:
   Cost of sales . . . . . . . . . . . . . . . . . . . . . . .    2,469,841          2,410,292       2,325,249
   Selling, general and administrative,
       and other operating expenses. . . . . . . . . . . . . .      350,201            352,683         332,349
   Depreciation and amortization . . . . . . . . . . . . . . .       29,406             31,831          29,145
   Interest expense. . . . . . . . . . . . . . . . . . . . . .       10,793             11,384          10,114
                                                                 ----------         ----------      ----------
       Total costs and expenses. . . . . . . . . . . . . . . .    2,860,241          2,806,190       2,696,857
       Earnings before income taxes. . . . . . . . . . . . . .       28,595             25,810          26,678
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . .       11,181             10,330          10,804
                                                                 ----------         ----------      ----------
   Net earnings. . . . . . . . . . . . . . . . . . . . . . . .   $   17,414             15,480          15,874
                                                                 ----------         ----------      ----------
                                                                 ----------         ----------      ----------
Weighted average number of common shares outstanding . . . . .       10,875             10,873          10,872
                                                                 ----------         ----------      ----------
                                                                 ----------         ----------      ----------
Earnings per share . . . . . . . . . . . . . . . . . . . . . .   $     1.60               1.42            1.46
                                                                 ----------         ----------      ----------
                                                                 ----------         ----------      ----------
--------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


INDEPENDENT AUDITORS' REPORT                      [LOGO]   ERNST & YOUNG LLP
-------------------------------------------------------------------------------
The Board of Directors and Stockholders
Nash Finch Company

We have audited the accompanying consolidated balance sheet of Nash Finch Company and Subsidiaries as of December 30, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Nash Finch Company for the years ended December 31, 1994 and January 1, 1994, were audited by other auditors whose report dated March 3, 1995, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nash Finch Company and subsidiaries at December 30, 1995, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                        /s/ Ernst & Young LLP
February 19, 1996

                       NASH FINCH COMPANY AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------
Fiscal years ended December 30, 1995,
December 31, 1994, and January 1, 1994                               1995               1994             1993
(IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings. . . . . . . . . . . . . . . . . . . . . . . .      $17,414             15,480          15,874
   Adjustments to reconcile net earnings to net cash
    provided by operating activities:
       Depreciation and amortization . . . . . . . . . . . . .       29,406             31,831          29,145
       Provision for bad debts . . . . . . . . . . . . . . . .        3,997              2,187          10,146
       Provision for (recovery from) losses on
         closed lease locations. . . . . . . . . . . . . . . .        1,361                366            (499)
       Deferred income taxes . . . . . . . . . . . . . . . . .       (4,187)             2,874          (4,395)
       Deferred compensation . . . . . . . . . . . . . . . . .         (901)              (539)           (573)
       Earnings of equity investments. . . . . . . . . . . . .         (501)              (902)         (1,534)
       Other . . . . . . . . . . . . . . . . . . . . . . . . .         (157)              (545)             65
   Changes in operating assets and liabilities:
       Accounts and notes receivable . . . . . . . . . . . . .        8,115             (9,418)           (161)
       Inventories . . . . . . . . . . . . . . . . . . . . . .       14,680             (6,880)         26,464
       Prepaid expenses. . . . . . . . . . . . . . . . . . . .       (3,441)            (1,087)           (411)
       Accounts payable. . . . . . . . . . . . . . . . . . . .        4,990              2,631           6,238
       Accrued expenses. . . . . . . . . . . . . . . . . . . .        2,160              2,553           5,385
       Income taxes. . . . . . . . . . . . . . . . . . . . . .        2,508             (2,172)         (2,785)
                                                                   --------          ---------        --------
         Net cash provided by operating activities . . . . . .       75,444             36,379          82,959
                                                                   --------          ---------        --------
INVESTING ACTIVITIES:
       Dividends received. . . . . . . . . . . . . . . . . . .          890                618             506
       Disposals of property, plant and equipment. . . . . . .       14,858             12,501          13,435
       Additions to property, plant and equipment
        excluding capital leases . . . . . . . . . . . . . . .      (33,264)           (34,965)        (36,382)
       Businesses acquired . . . . . . . . . . . . . . . . . .           --             (8,614)        (27,087)
       Investment in an affiliate. . . . . . . . . . . . . . .       (1,379)                --              --
       Loans to customers. . . . . . . . . . . . . . . . . . .       (9,199)            (7,958)        (15,942)
       Payments from customers on loans. . . . . . . . . . . .        8,788              8,093           8,286
       Loans sold including current portion. . . . . . . . . .       13,744                 --              --
       Other . . . . . . . . . . . . . . . . . . . . . . . . .         (137)              (902)           (261)
                                                                   --------          ---------        --------
           Net cash used in investing activities . . . . . . .       (5,699)           (31,227)        (57,445)
                                                                   --------          ---------        --------
FINANCING ACTIVITIES:
       Dividends paid. . . . . . . . . . . . . . . . . . . . .       (8,048)            (7,938)         (7,828)
       Proceeds (payments) of short-term debt. . . . . . . . .      (41,400)             3,100          (9,200)
       Proceeds from long-term debt. . . . . . . . . . . . . .          352                 --              --
       Payments of long-term debt. . . . . . . . . . . . . . .       (5,568)            (2,933)         (2,352)
       Payments of capitalized lease obligations . . . . . . .         (540)            (1,576)           (458)
       Other . . . . . . . . . . . . . . . . . . . . . . . . .           56                 35              14
                                                                   --------          ---------        --------
          Net cash used in financing activities. . . . . . . .      (55,148)            (9,312)        (19,824)
                                                                   --------          ---------        --------
          Net increase (decrease) in cash. . . . . . . . . . .      $14,597             (4,160)          5,690
                                                                   --------          ---------        --------
                                                                   --------          ---------        --------
---------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       NASH FINCH COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------
DECEMBER 30, 1995 AND DECEMBER 31, 1994
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

ASSETS                                                              1995                1994
----------------------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents . . . . . . . . . . . . . . . . .    $  26,024              1,078
   Accounts and notes receivable, net. . . . . . . . . . . . .       85,968             98,859
   Inventories . . . . . . . . . . . . . . . . . . . . . . . .      183,957            198,637
   Prepaid expenses. . . . . . . . . . . . . . . . . . . . . .       12,067              8,626
   Deferred tax assets . . . . . . . . . . . . . . . . . . . .        3,674              2,322
                                                                   --------           --------
       Total current assets. . . . . . . . . . . . . . . . . .      311,690            309,522

Investments in affiliates. . . . . . . . . . . . . . . . . . .        8,421              7,432
Notes receivable, noncurrent . . . . . . . . . . . . . . . . .        5,051             16,441

PROPERTY, PLANT AND EQUIPMENT:
   Land. . . . . . . . . . . . . . . . . . . . . . . . . . . .       28,638             27,556
   Buildings and improvements. . . . . . . . . . . . . . . . .      110,887            107,149
   Furniture, fixtures, and equipment. . . . . . . . . . . . .      204,054            214,564
   Leasehold improvements. . . . . . . . . . . . . . . . . . .       25,786             28,205
   Construction in progress. . . . . . . . . . . . . . . . . .        6,538              2,039
   Assets under capitalized leases . . . . . . . . . . . . . .       12,923             12,423
                                                                   --------           --------
                                                                    388,826            391,936
   Less accumulated depreciation and amortization. . . . . . .     (210,787)          (204,985)
                                                                   --------           --------
       Net property, plant and equipment . . . . . . . . . . .      178,039            186,951
   Intangible assets, net. . . . . . . . . . . . . . . . . . .        6,282              7,810
   Deferred tax asset -- net . . . . . . . . . . . . . . . . .        2,835                 --
   Other assets. . . . . . . . . . . . . . . . . . . . . . . .        1,942              3,448
                                                                   --------           --------
       Total assets. . . . . . . . . . . . . . . . . . . . . .     $514,260            531,604
                                                                   --------           --------
                                                                   --------           --------
----------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       NASH FINCH COMPANY AND SUBSIDIARIES

---------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                               1995                   1994
--------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Outstanding checks, net of cash in banks. . . . . . . . . .    $  28,998             18,649
   Short-term debt payable to banks. . . . . . . . . . . . . .           --             41,400
   Current maturities of long-term debt and
     capitalized lease obligations . . . . . . . . . . . . . .       14,701              5,685
   Accounts payable. . . . . . . . . . . . . . . . . . . . . .      127,592            122,602
   Accrued expenses. . . . . . . . . . . . . . . . . . . . . .       31,745             29,585
   Income taxes. . . . . . . . . . . . . . . . . . . . . . . .        4,652              2,144
                                                                   --------           --------
      Total current liabilities. . . . . . . . . . . . . . . .      207,688            220,065
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . .       71,030             85,289
Capitalized lease obligations. . . . . . . . . . . . . . . . .       10,158             10,671
Deferred compensation. . . . . . . . . . . . . . . . . . . . .        7,625              8,526
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,446                784

STOCKHOLDERS' EQUITY:
   Preferred stock -- no par value
     Authorized 500 shares; none issued. . . . . . . . . . . .           --                 --
   Common stock of $1.66 2/3 par value
     Authorized 25,000 shares, issued 11,224 shares in
       1995 and 1994 . . . . . . . . . . . . . . . . . . . . .       18,706             18,706
   Additional paid-in capital. . . . . . . . . . . . . . . . .       12,013             11,977
   Foreign currency translation adjustment--
     net of a $623 deferred tax benefit. . . . . . . . . . . .         (950)              (572)
   Retained earnings . . . . . . . . . . . . . . . . . . . . .      188,578            179,212
                                                                   --------           --------
                                                                    218,347            209,323
   Less cost of 346 shares and 349 shares of
     common stock in treasury, respectively. . . . . . . . . .       (3,034)            (3,054)
                                                                   --------           --------
       Total stockholders' equity. . . . . . . . . . . . . . .      215,313            206,269
                                                                   --------           --------
Commitments. . . . . . . . . . . . . . . . . . . . . . . . . .           --                 --
                                                                   --------           --------
       Total liabilities and stockholders' equity. . . . . . .     $514,260            531,604
                                                                   --------           --------
                                                                   --------           --------
----------------------------------------------------------------------------------------------------

                       NASH FINCH COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Fiscal period ended December 30, 1995
December 31, 1994 and January 1, 1994
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         Common stock         Additional
                                              -------------------       paid-in         Retained
                                               Shares     Amount        capital         earnings
--------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 2, 1993 . . . . . . . . .   11,224     $18,706         11,944        163,624
Net earnings . . . . . . . . . . . . . . . .       --          --             --         15,874
Dividend declared of $.72 per share. . . . .       --          --             --         (7,828)
Treasury stock issued upon
   exercise of options . . . . . . . . . . .       --          --             10             --
                                              -------     -------        --------      --------
BALANCE AT JANUARY 1, 1994 . . . . . . . . .   11,224      18,706         11,954        171,670
Net earnings . . . . . . . . . . . . . . . .       --          --             --         15,480
Dividend declared of $.73 per share. . . . .       --          --             --         (7,938)
Treasury stock issued upon
   exercise of options . . . . . . . . . . .       --          --             23             --
Foreign currency translation
   adjustment -- net of a
   $381 deferred tax benefit . . . . . . . .       --          --             --             --
                                              -------     -------        --------      --------
BALANCE AT DECEMBER 31, 1994 . . . . . . . .   11,224      18,706         11,977        179,212
Net earnings . . . . . . . . . . . . . . . .       --          --             --         17,414
Dividend declared of $.74 per share. . . . .       --          --             --         (8,048)
Treasury stock issued upon
   exercise of options . . . . . . . . . . .       --          --             36             --
Foreign currency translation
   adjustment --net of a
   $252 deferred tax benefit . . . . . . . .       --          --             --             --
                                              -------     -------        --------      --------
BALANCE AT DECEMBER 30, 1995 . . . . . . . .   11,224     $18,706         12,013        188,578
                                              -------     -------        --------      --------
                                              -------     -------        --------      --------
--------------------------------------------------------------------------------------------------


                                                Foreign
                                                currency         Treasury stock          Total
                                              translation   ----------------------   stockholders'
                                              adjustment     Shares        Amount        equity
--------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 2, 1993 . . . . . . . . .       --        (352)       $(3,070)       191,204
Net earnings . . . . . . . . . . . . . . . .       --          --             --         15,874
Dividend declared of $.72 per share. . . . .       --          --             --         (7,828)
Treasury stock issued upon
   exercise of options . . . . . . . . . . .       --           1              4             14
                                              -------     -------        --------      --------
BALANCE AT JANUARY 1, 1994 . . . . . . . . .       --        (351)        (3,066)       199,264
Net earnings . . . . . . . . . . . . . . . .       --          --             --         15,480
Dividend declared of $.73 per share. . . . .       --          --             --         (7,938)
Treasury stock issued upon
   exercise of options . . . . . . . . . . .       --           2             12             35
Foreign currency translation
   adjustment --net of a
   $381 deferred tax benefit . . . . . . . .     (572)         --             --           (572)
                                              -------     -------        --------      --------
BALANCE AT DECEMBER 31, 1994 . . . . . . . .     (572)       (349)        (3,054)       206,269
Net earnings . . . . . . . . . . . . . . . .       --          --             --         17,414
Dividend declared of $.74 per share. . . . .       --          --             --         (8,048)
Treasury stock issued upon
   exercise of options . . . . . . . . . . .       --           3             20             56
Foreign currency translation
   adjustment -- net of a
   $252 deferred tax benefit . . . . . . . .     (378)         --             --           (378)
                                              -------     -------        --------      --------
BALANCE AT DECEMBER 30, 1995 . . . . . . . .     (950)       (346)       $(3,034)       215,313
                                              -------     -------        --------      --------
                                              -------     -------        --------      --------

--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
-----------------------------------------------
(1) ACCOUNTING POLICIES

FISCAL YEAR

Nash Finch Company's fiscal year ends on the Saturday nearest to December 31. Fiscal years 1995, 1994 and 1993 consisted of 52 weeks.

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

INVENTORIES

Inventories are stated at the lower of cost or market. At both December 30, 1995 and December 31, 1994, approximately 89% of the Company's inventories are valued on the last-in, first-out (LIFO) method. During fiscal 1995 the Company recorded a LIFO charge of $.1 million compared to $1.4 million in 1994. During 1995, inventory quantities were reduced prior to the sale of a subsidiary. The reduction resulted in a liquidation of LIFO inventory, the effect of which increased pretax income by approximately $1.5 million. The remaining inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method of accounting for inventories had been used, inventories would have been $40.0 million and $43.9 million higher at December 30, 1995 and December 31, 1994, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Assets under capitalized leases are recorded at the present value of future lease payments or fair market value, whichever is lower. Expenditures which improve or extend the life of the respective assets are capitalized while maintenance and repairs are expensed as incurred.

                       NASH FINCH COMPANY AND SUBSIDIARIES

INTANGIBLE ASSETS

Intangible assets consist primarily of covenants not to compete and goodwill, and are carried at cost less accumulated amortization. Costs are amortized over the estimated useful lives of the related assets ranging from 2-20 years. Amortization expense charged to operations for fiscal years ended December
30, 1995, December 31, 1994 and January 1, 1994 was $1.8 million, $2.2 million and $1.3 million, respectively. The accumulated amortization of intangible assets was $5.1 million and $3.7 million at December 30, 1995 and December 31, 1994, respectively.

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW PRONOUNCEMENTS

The Company will adopt Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, effective December 31, 1995. The Company does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations.

(2) TROUBLED DEBT RESTRUCTURE

On January 31, 1994, the Company acquired the assets of Food Folks, Inc. a former customer with twenty-three stores located primarily in North Carolina, as part of a troubled debt restructuring agreement. Under the terms of the agreement, assets with a fair market value of approximately $12.1 million were transferred to the Company in exchange for $1.6 million in cash, the assumption of liabilities of $3.3 million and the forgiveness of $7.2 million in debt, net of a bad debt reserve established by the Company. The notes representing this debt were sold with limited recourse on April 2, 1992 .

     On December 1, 1994, the Company acquired certain operating assets and real estate of six supermarkets, with a fair market value of $4.6 million. The supermarkets, located in eastern Kentucky, were acquired from the bankrupt estates of Paintsville Foods, Inc., a former customer, and Wal-Lyn Management, Inc., one of its affiliates. The settlement, net of the fair market value of the assets transferred, resulted in a bad debt write-off of $5.5 million, substantially all of which was provided for as of January 1, 1994.

(3) ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable at the end of fiscal years
1995 and 1994 are comprised of the following components
(in thousands):

-------------------------------------------------------------------------
                                                  1995            1994
-------------------------------------------------------------------------
Customer notes receivable --
  current portion. . . . . . . . . . . . .      $ 2,232          2,861
Customer accounts receivable . . . . . . .       73,153         82,394
Other receivables. . . . . . . . . . . . .       11,992         15,173
Allowance for doubtful accounts. . . . . .       (1,409)        (1,569)
                                                -------        -------
Net current accounts and
  notes receivable . . . . . . . . . . . .      $85,968         98,859
                                                -------        -------
                                                -------        -------
Noncurrent customer
  notes receivable . . . . . . . . . . . .        8,522         19,492
Allowance for doubtful accounts. . . . . .       (3,471)        (3,051)
                                                -------        -------
Net noncurrent notes receivable. . . . . .      $ 5,051         16,441
                                                -------        -------
                                                -------        -------

     Operating results include bad debt expense totaling $4.0 million, $2.2 million, and $10.1 million during fiscal years 1995, 1994 and 1993, respectively.

     On September 8, 1995, the Company entered into an agreement with a financial institution whereby the Company initially sold $13.7 million in customer notes and can continue to sell on an ongoing basis additional customer notes receivable. The notes, which have maturities through the year 2002, were sold at face value with recourse. The Company is responsible for collection of the notes and remits the principal plus a floating rate of interest to the purchaser on a monthly basis. Proceeds from the sale of the notes receivable were used to pay off short-term bank debt.

     The remaining balances of such sold notes receivable totaled $15.0 million and $2.7 million at December 30, 1995 and December 31, 1994, respectively. The Company is contingently liable should these notes become uncollectible.

     Substantially all notes receivable are based on floating interest rates which adjust to changes in market rates. As a result, the carrying value of notes receivable approximates market value.

(4) LONG-TERM DEBT AND CREDIT FACILITIES

Long-term debt at the end of the fiscal years 1995 and 1994 is summarized as follows (in thousands):

-----------------------------------------------------------------------
                                                  1995           1994
-----------------------------------------------------------------------
Industrial development bonds,
  5.4% to 7.8% due in various
  installments through 2009. . . . . . . .      $ 5,385          5,875
Term loans, 7.5% to 9.9% due
  in various installments
  through 2008 . . . . . . . . . . . . . .       71,167         75,000
Notes payable and mortgage
  notes, 9.3% to 12.0% due
  in various installments
  through 2003 . . . . . . . . . . . . . .        8,666          9,559
                                                -------        -------
                                                 85,218         90,434
Less current maturities. . . . . . . . . .       14,188          5,145
                                                -------        -------
                                                $71,030         85,289
                                                -------        -------
                                                -------        -------


                       NASH FINCH COMPANY AND SUBSIDIARIES


     At December 30, 1995, land, buildings, and other assets pledged to secure outstanding mortgage notes and obligations under issues of industrial development bonds have a depreciated cost of approximately $5.7 million and $4.8 million, respectively.

     On December 27, 1995, the Company finalized a 5-year revolving credit facility commitment with five participating banks in the amount of $100 million. Borrowings under this agreement will bear interest at variable rates generally equal to the London Interbank Offered Rate (LIBOR) plus .35%. The revolving credit will be used to fund acquisitions and working capital requirements. There were no borrowings under this agreement at December 30, 1995.

     Aggregate annual maturities of long-term debt for the five fiscal years after December 30, 1995 are as follows (in thousands):

---------------------------------------------------
1996 . . . . . . . . . . . . . . . . . .   $14,188
1997 . . . . . . . . . . . . . . . . . .     6,061
1998 . . . . . . . . . . . . . . . . . .     6,627
1999 . . . . . . . . . . . . . . . . . .    17,105
2000 and thereafter. . . . . . . . . . .    41,237
---------------------------------------------------

     Interest paid was $10.8 million, $11.4 million and $10.1 million, for the fiscal years 1995, 1994 and 1993, respectively.

     The Company entered into a three-year swap agreement with a major financial institution as a means of managing its interest expense. The agreement which is based on a notional amount of $25 million, calls for an exchange of interest payments with the company receiving payments based on fixed rate and making payments based on a LIBOR floating rate. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The agreement expires in December 1996. The fair values of the swap agreements are not recognized in the financial statements.


     In addition, the Company maintains formal and informal lines of credit at various banks. Generally banks are compensated through fees on used and unused lines of credit. At December 30, 1995 unused formal lines of credit amounted to $7.5 million.

     Based on borrowing rates currently available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt utilizing discounted cash flows is $90.1 million.

(5) INCOME TAXES

Effective January 3, 1993, the Company adopted the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. The effect of this change in accounting for income taxes was not material. Prior years' financial statements were not restated to apply the provisions of SFAS No. 109.

     Income tax expense for fiscal years 1995, 1994 and 1993 is made up of the following components (in thousands):

-----------------------------------------------------------------------------------------------
                                                1995                1994               1993
----------------------------------------------------------------------------------------------
Current:
   Federal . . . . . . . . . . . . . .        $12,244               5,799           12,344
   State . . . . . . . . . . . . . . .          2,872               1,296            2,865
Deferred:
   Federal . . . . . . . . . . . . . .         (3,145)              2,691           (3,558)
   State . . . . . . . . . . . . . . .           (790)                564             (837)
                                              -------              ------          -------
      Total. . . . . . . . . . . . . .        $11,181              10,330           10,804
                                              -------              ------          -------
                                              -------              ------          -------

     Total income tax expense represents effective tax rates of 39.1%, 40.0% and 40.5%, for the fiscal years 1995, 1994, and 1993, respectively. The reasons for differences compared with the U.S. federal statutory tax rate (expressed as a percentage of pretax income) are as follows:

---------------------------------------------------------------------------------------------------
                                                            1995           1994           1993
--------------------------------------------------------------------------------------------------
Federal statutory tax rate . . . . . . . . . . . . .         35.0%          35.0%          35.0%
Items affecting federal
   income tax rate:
State taxes, net of federal
   income tax benefit. . . . . . . . . . . . . . . .          4.9            4.7            4.9
Other net. . . . . . . . . . . . . . . . . . . . . .          (.8)            .3             .6
                                                             ----           ----           ----
Effective tax rate . . . . . . . . . . . . . . . . .         39.1%          40.0%          40.5%
                                                             ----           ----           ----
                                                             ----           ----           ----


     Income taxes paid were $10.8 million, $9.2 million and $18.0 million during fiscal years 1995, 1994 and 1993, respectively.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 30, 1995, December 31, 1994 and January 1, 1994, are presented below (in thousands):

                                                           1995             1994          1993

--------------------------------------------------------------------------------------------------
Deferred tax assets:
   Accounts and notes receivable,
    principally due to allowance
    for doubtful accounts. . . . . . . . . . . . . .     $  1,964          1,412          6,235
   Inventories, principally due to
    additional costs inventoried
    for tax purposes pursuant to
    the Tax Reform Act of 1986 . . . . . . . . . . .        1,654          1,745          1,653
   Health care claims, principally
    due to accrual for financial
    reporting purposes . . . . . . . . . . . . . . .        1,073            684            345
   Deferred compensation,
    principally due to accrual for
    financial reporting purposes . . . . . . . . . .        3,173          3,329          3,608
   Compensated absences,
    principally due to accrual for
    financial reporting purposes . . . . . . . . . .        1,379          1,263          1,124
   Compensation and casualty loss,
    principally due to accrual for
    financial reporting purposes . . . . . . . . . .        2,135          1,842          1,407
   Purchased intangibles . . . . . . . . . . . . . .        1,958            846            424
   Closed locations. . . . . . . . . . . . . . . . .        1,110            500            589
   Other . . . . . . . . . . . . . . . . . . . . . .        1,193            757            359
                                                         --------       --------       --------
        Total gross deferred tax assets. . . . . . .       15,639         12,378         15,744
   Less valuation allowance. . . . . . . . . . . . .           --             --             --
                                                         --------       --------       --------
        Net deferred tax assets. . . . . . . . . . .       15,639         12,378         15,744
                                                         --------       --------       --------
Deferred tax liabilities:
   Plant and equipment,
    principally due to
    differences in depreciation. . . . . . . . . . .        5,978          6,402          7,255
   Inventories, principally due to
    differences in LIFO basis. . . . . . . . . . . .        2,070          2,661          2,724
   Other . . . . . . . . . . . . . . . . . . . . . .        1,082            993            569
                                                         --------       --------       --------
        Total gross deferred
         tax liabilities . . . . . . . . . . . . . .        9,130         10,056         10,548
                                                         --------       --------       --------
        Net deferred tax asset . . . . . . . . . . .     $  6,509          2,322          5,196
                                                         --------       --------       --------
                                                         --------       --------       --------

     Since it is more likely than not that the deferred tax asset of $15,639, $12,378 and $15,744 at December 30, 1995, December 31, 1994 and January 1, 1994,
respectively, will be principally realized through carry back to taxable income in prior years, in future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income and tax planning strategies, the Company has determined that

                       NASH FINCH COMPANY AND SUBSIDIARIES


there is no need to establish a valuation allowance for the deferred tax asset at December 30, 1995, December 31, 1994 and January 1, 1994, as required by Statement 109.

(6) STOCK RIGHTS AND OPTIONS

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

     On February 13, 1996, the Board of Directors adopted a 1996 Stockholder Rights Plan, which will be effective April 1, 1996. The terms of the new plan are essentially the same as the 1986 Stockholder Rights Plan, as amended.

     The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

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

     On May 9, 1995 the stockholders approved a stock option plan for non-employee directors. Under this plan, for which a total of 40,000 shares were reserved, annual grants of options to purchase 500 shares are made automatically to each eligible director following each annual meeting of stockholders. The stock options are granted at 100% of fair market value at date of grant, become exercisable six months following the date of grant and may be exercised over a term of five years from the date of grant.

     At December 30, 1995 under the 1994 plan, options to purchase 253,089 shares of common stock of the Company at an average price of $16.86 per share and exercisable over a term of five years from the dates of grant, have been granted and are outstanding. No restricted stock awards have been granted. Performance unit awards having a maximum potential payout of 139,702 shares have also been granted and are outstanding. Reserved for the granting of future stock options, restricted stock awards and performance unit awards are 248,814 shares.

     At December 30, 1995 under the Director Plan, options to purchase 3,500 shares of common stock of the Company, at a price of $16.06 per share and exercisable over a term of five years from the date of grant, have been granted and are outstanding. Reserved for the granting of future stock options are 36,000 shares.

     Changes in outstanding options during the three fiscal years ended December 30, 1995 are summarized as follows (in thousands):

--------------------------------------------------------------------------
                                                              Average
                                                            Option Price
                                                  Shares      Per Share
-------------------------------------------------------------------------
Options outstanding January 2, 1993. . . .          110        $ 25.34
   Exercised . . . . . . . . . . . . . . .           --
   Surrendered . . . . . . . . . . . . . .         (109)         25.37
   Granted . . . . . . . . . . . . . . . .           --
-------------------------------------------------------------------------
Options outstanding January 1, 1994. . . .            1          23.00
   Exercised . . . . . . . . . . . . . . .           (1)         16.88
   Surrendered . . . . . . . . . . . . . .           (7)         18.19
   Granted . . . . . . . . . . . . . . . .          298          16.86
-------------------------------------------------------------------------
Options outstanding December 31 1994 . . .          291          16.86
   Exercised . . . . . . . . . . . . . . .           (3)         16.72
   Surrendered . . . . . . . . . . . . . .          (36)         16.88
   Granted . . . . . . . . . . . . . . . .            4          16.06
-------------------------------------------------------------------------
Options outstanding December 30 1995 . . .          256          16.85
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Options Exercisable At
   December 30, 1995 . . . . . . . . . . .          105          16.83
   December 31, 1994 . . . . . . . . . . .           65          16.86


(7) LEASE AND OTHER COMMITMENTS

A substantial portion of the store and warehouse properties of the Company are leased. The following table summarizes assets under capitalized leases (in thousands):

--------------------------------------------------------------------------------
                                                 1995                   1994
--------------------------------------------------------------------------------
Buildings and improvements . . . . . . . .      $12,923                12,423
Less accumulated amortization. . . . . . .       (4,011)               (4,103)
                                                -------               -------
   Net assets under capitalized leases . .      $ 8,912                 8,320
                                                -------               -------
--------------------------------------------------------------------------------

                       NASH FINCH COMPANY AND SUBSIDIARIES


     At December 30, 1995, future minimum rental payments under noncancelable leases and subleases are as follows
(in thousands):

-------------------------------------------------------------------------
                                            Operating          Capital
                                             leases            leases
-------------------------------------------------------------------------
1996 . . . . . . . . . . . . . . . . . . .    $  16,816          1,535
1997 . . . . . . . . . . . . . . . . . . .       14,219          1,511
1998 . . . . . . . . . . . . . . . . . . .       12,625          1,475
1999 . . . . . . . . . . . . . . . . . . .       10,957          1,439
2000 and thereafter. . . . . . . . . . . .       56,250         15,242
                                               --------       --------
Total minimum lease payments (a) . . . . .     $110,867         21,202
                                               --------       --------
                                               --------
Less imputed interest (rates
  ranging from 7.9% to 11.5%). . . . . . .                     (10,531)
                                                              --------
Present value of net minimum
  lease payments . . . . . . . . . . . . .                      10,671
Less current maturities. . . . . . . . . .                        (513)
                                                              --------
Capitalized lease obligations. . . . . . .                      10,158
                                                              --------
                                                              --------

(a) Future minimum payments for operating and capital leases have not been reduced by minimum sublease rentals receivable under noncancelable subleases. Total future minimum sublease rentals related to operating and capital lease obligations as of December 30, 1995 are $42 million and $1 million, respectively.

     Total rental expense under operating leases for fiscal years 1995, 1994 and 1993 is as follows (in thousands):

--------------------------------------------------------------------------------------
                                                  1995          1994            1993
-------------------------------------------------------------------------------------
Total rentals. . . . . . . . . . . . . .        $27,533         28,978         27,706
Less real estate taxes, insurance
  and other occupancy costs. . . . . . .         (2,095)        (2,429)        (2,312)
                                                -------        -------        -------
Minimum rentals. . . . . . . . . . . . .         25,438         26,549         25,394
Contingent rentals . . . . . . . . . . .            312            148            248
Sublease rentals . . . . . . . . . . . .         (7,964)        (7,716)        (7,060)
                                                -------        -------        -------
                                                $17,786         18,981         18,582
                                                -------        -------        -------

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

     The Company has guaranteed certain lease and promissory note obligations of customers aggregating approximately $16.6 million.

(8) CONCENTRATION OF CREDIT RISK

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

     As of December 30, 1995, the Company has guaranteed outstanding promissory note obligations of one customer in the amount of $8.9 million and of another customer in the amount of $3.9 million.

     In the normal course of business, the Company's produce marketing operation in California makes cash advances to produce growers during various product growing seasons, to fund production costs. Such advances are repayable at the end of the respective growing seasons. Unpaid advances are generally secured by liens on real estate. At December 30, 1995, $8.0 million in notes and growers advances were outstanding.

     The Company establishes allowances for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Management believes that adequate provisions have been made for any doubtful accounts.

(9) EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan covering substantially all employees meeting specified requirements. Contributions, determined by the Board of Directors, are made to a noncontributory profit sharing trust based on profit performances. Profit sharing expense for 1995, 1994 and 1993 was $3.8 million, $3.5 million and $3.6 million, respectively.

     Certain officers and key employees are participants in a deferred compensation plan providing fixed benefits payable in equal monthly installments upon retirement. Annual increments to the deferred compensation plan are charged to earnings.

(10) POSTRETIREMENT HEALTH CARE BENEFITS

The Company provides certain health care benefits for retired employees. Substantially all of the Company's employees become eligible for those benefits when they reach normal retirement age and have a minimum of 15 years of service with the Company. Prior to 1994, the cost of retiree health care benefits was recognized as expense as claims were paid.

     During the fourth quarter of 1994, the Company adopted SFAS No. 106, EMPLOYER'S ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company has adopted this Statement on a prospective basis, electing to amortize the liability of $4.9 million over the next twenty years.

     The periodic postretirement benefit costs under SFAS No. 106 were as follows (in thousands):

----------------------------------------------------------------------
                                                   1995           1994
----------------------------------------------------------------------
Service costs. . . . . . . . . . . . . .           $273            235
Interest costs . . . . . . . . . . . . .            382            361
Amortization of unrecognized
  transition obligation. . . . . . . . .            249            248
                                                   ----            ---
Net postretirement costs . . . . . . . .           $904            844
                                                   ----            ---
                                                   ----            ---

     The actuarial present value of benefit obligations at December 30, 1995 and December 31, 1994 are as follows
(in thousands):

-----------------------------------------------------------------------
                                                  1995            1994
----------------------------------------------------------------------
Retirees eligible for benefits . . . . .         $1,903          1,612
Active employees fully eligible. . . . .            493            466
Active employees not fully eligible. . .          3,147          3,191
                                                 ------         ------
                                                 $5,543          5,269
                                                 ------         ------
                                                 ------         ------

     The assumed annual rate of future increases in per capita cost of health care benefits was 11.5% in fiscal 1995 declining at a rate of .5% per year to 6.5% in 2005 and thereafter. Increasing the health care cost trend by 1% in each year would increase the accumulated benefit obligation by $277,000 at December 30, 1995 and the service and interest costs by $48,000 for fiscal 1995. The discount rate used in determining the accumulated benefit obligation was 7.5%.

(11) SEGMENT INFORMATION

The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets.

     The Company's wholesale distribution segment sells to independently owned retail food stores and institutional customers while the retail distribution segment sells directly to the consumer. Produce marketing includes farming,

                       NASH FINCH COMPANY AND SUBSIDIARIES


packing and marketing operations. The Company's market areas are in the Midwest, West, Mid-Atlantic and Southeastern United States.

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

MAJOR SEGMENTS OF BUSINESS (IN THOUSANDS)

-----------------------------------------------------------------------------------------------------
                                                            1995                1994            1993
-----------------------------------------------------------------------------------------------------
Net sales and other
 operating revenues:
  Wholesale distribution . . . . . . . . . . . . . .     $1,968,982           1,854,629      1,836,405
  Retail distribution. . . . . . . . . . . . . . . .        859,956             925,772        841,664
  Produce marketing
   and other . . . . . . . . . . . . . . . . . . . .         48,154              41,861         37,718
                                                         ----------          ----------     ----------
    Total net sales and
     other operating
     revenues. . . . . . . . . . . . . . . . . . . .     $2,877,092           2,822,262      2,715,787
                                                         ----------          ----------     ----------
                                                         ----------          ----------     ----------
Operating profit:
  Wholesale distribution . . . . . . . . . . . . . .     $   30,047              24,593         23,697
  Retail distribution. . . . . . . . . . . . . . . .          4,143               8,804          7,704
  Produce marketing
   and other.. . . . . . . . . . . . . . . . . . . .          2,439               1,122          2,786
                                                         ----------          ----------     ----------
    Total operating profit . . . . . . . . . . . . .         36,629              34,519         34,187
                                                         ----------          ----------     ----------
Interest income. . . . . . . . . . . . . . . . . . .          2,759               2,675          2,604
Interest expense . . . . . . . . . . . . . . . . . .        (10,793)            (11,384)       (10,113)
                                                         ----------          ----------     ----------
    Earnings before
     income taxes. . . . . . . . . . . . . . . . . .     $   28,595              25,810         26,678
                                                         ----------          ----------     ----------
                                                         ----------          ----------     ----------
Identifiable assets:
  Wholesale distribution . . . . . . . . . . . . . .     $  205,289             240,415        237,554
  Retail distribution. . . . . . . . . . . . . . . .        201,493             203,317        195,454
  Produce marketing
   and other . . . . . . . . . . . . . . . . . . . .         45,662              42,597         37,394
  Corporate                                                  61,817              45,275         51,252
                                                         ----------          ----------     ----------
                                                         $  514,261             531,604        521,654
                                                         ----------          ----------     ----------
                                                         ----------          ----------     ----------
Capital Expenditures:
  Wholesale distribution . . . . . . . . . . . . . .     $    8,704               8,372          9,199
  Retail distribution. . . . . . . . . . . . . . . .         15,517              25,821         18,947
  Produce marketing
   and other . . . . . . . . . . . . . . . . . . . .          5,259               2,072          5,564
  Corporate. . . . . . . . . . . . . . . . . . . . .          3,784               1,913          2,672
                                                         ----------          ----------     ----------
                                                         $   33,264              38,178         36,382
                                                         ----------          ----------     ----------
                                                         ----------          ----------     ----------
Depreciation and
 amortization:
  Wholesale distribution . . . . . . . . . . . . . .     $   11,121              11,660         11,641
  Retail distribution. . . . . . . . . . . . . . . .         14,454              16,600         14,093
  Produce marketing
   and other . . . . . . . . . . . . . . . . . . . .          1,597               1,513          1,396
  Corporate. . . . . . . . . . . . . . . . . . . . .          2,234               2,058          2,015
                                                         ----------          ----------     ----------
                                                         $   29,406              31,831         29,145
                                                         ----------          ----------     ----------
                                                         ----------          ----------     ----------

(12) SALE OF SUBSIDIARY

On December 2, 1995, the Company sold the outstanding stock of Thomas & Howard Company of Hickory, Inc., a wholly owned subsidiary located in Newton, North Carolina, and T & H Service Merchandisers, Inc., a wholly-owned subsidiary of Thomas & Howard, to H. T. Hackney Co. of Knoxville, Tennessee. The sale, which netted proceeds of approximately $22.3 million in cash resulted in the recognition of a pretax gain of $1.8 million.

(13) SUBSEQUENT EVENT

On January 2, 1996 the Company acquired substantially all of the business and assets of Military Distributors of Virginia, Inc., (MDV) located in Norfolk, Virginia for approximately $56.0 million in cash and the assumption of certain liabilities totaling approximately $54.0 million. MDV is a major distributor of grocery products to military commissaries in the eastern United States and Europe.

     The purchase price exceeded the fair value of the net assets acquired by approximately $43 million. The resulting goodwill is being amortized on a straight line basis over 15 years. Funding of the acquisition was financed through cash on hand and borrowing under a new credit facility (Note 4).

     The following unaudited pro forma summary presents information as if the acquisition had occurred at the beginning of each fiscal year. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect results that would have occurred had the acquisition been made as of those dates or results which may occur in the future.

PRO FORMA INFORMATION (UNAUDITED)

---------------------------------------------------------------------------
                                                     1995            1994
---------------------------------------------------------------------------
Net revenues . . . . . . . . . . . . . . . .      $3,305,292      3,183,337
Earnings before income taxes . . . . . . . .          33,172         28,620
Net income . . . . . . . . . . . . . . . . .          20,160         17,166
Earnings per share . . . . . . . . . . . . .      $     1.85           1.58
                                                  ----------     ----------

               NASH FINCH COMPANY AND SUBSIDIARIES

CONSOLIDATED SUMMARY OF OPERATIONS

------------------------------------------------------------------------------------------------------------
Eleven years ended December 30, 1995
(not covered by Independent Auditors' Report)
                                                                    1995          1994             1993
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)            (52 WEEKS)    (52 weeks)      (52 weeks)
------------------------------------------------------------------------------------------------------------
Sales and revenues . . . . . . . . . . . . . . . . . . . .       $2,877,092      2,822,262      2,715,787
Other income . . . . . . . . . . . . . . . . . . . . . . .           11,744          9,738          7,748
                                                                 ----------      ---------      ---------
Total sales, revenues and other income . . . . . . . . . .        2,888,836      2,832,000      2,723,535
Cost of sales. . . . . . . . . . . . . . . . . . . . . . .        2,469,841      2,410,292      2,325,249
Selling, general, administrative,
  and other operating expenses,
  including warehousing and
  transportation expenses. . . . . . . . . . . . . . . . .          346,442        349,190        328,703
Interest expense . . . . . . . . . . . . . . . . . . . . .           10,793         11,384         10,114
Depreciation and amortization. . . . . . . . . . . . . . .           29,406         31,831         29,145
Profit sharing contribution. . . . . . . . . . . . . . . .            3,759          3,493          3,646
Provision for income taxes . . . . . . . . . . . . . . . .           11,181         10,330         10,804
                                                                 ----------      ---------      ---------
Net earnings . . . . . . . . . . . . . . . . . . . . . . .       $   17,414         15,480         15,874
                                                                 ----------      ---------      ---------
                                                                 ----------      ---------      ---------
Earnings per share:. . . . . . . . . . . . . . . . . . . .       $     1.60           1.42           1.46
                                                                 ----------      ---------      ---------
                                                                 ----------      ---------      ---------
Cash dividends declared per common share . . . . . . . . .       $      .74            .73            .72
                                                                 ----------      ---------      ---------
                                                                 ----------      ---------      ---------
Average number of common
  shares outstanding during period
  (in thousands)(2). . . . . . . . . . . . . . . . . . . .           10,875         10,873         10,872
                                                                 ----------      ---------      ---------
                                                                 ----------      ---------      ---------
Pre-tax earnings as a percent
  of sales and revenues. . . . . . . . . . . . . . . . . .              .99            .91            .98
Net earnings as a percent
  of sales and revenues. . . . . . . . . . . . . . . . . .              .60            .55            .58
Effective income tax rate. . . . . . . . . . . . . . . . .             39.1           40.0           40.5
Current assets . . . . . . . . . . . . . . . . . . . . . .       $  311,690        309,522        294,925
Current liabilities. . . . . . . . . . . . . . . . . . . .       $  207,688        220,065        215,021
Net working capital. . . . . . . . . . . . . . . . . . . .       $  104,002         89,457         79,904
Ratio of current assets to current liabilities . . . . . .             1.50           1.41           1.37
Total assets . . . . . . . . . . . . . . . . . . . . . . .       $  514,260        531,604        521,654
Capital expenditures . . . . . . . . . . . . . . . . . . .       $   33,264         34,965         36,382
Long-term obligations (long-term debt
  and capitalized lease obligations) . . . . . . . . . . .       $   81,188         95,960         97,887
Stockholders' equity . . . . . . . . . . . . . . . . . . .       $  215,313        206,269        199,264
Stockholders' equity per share,(1),(2) . . . . . . . . . .       $    19.80          18.97          18.33
Return on average stockholders' equity . . . . . . . . . .             8.26           7.63           8.13
Number of common stockholders
  of record at year-end. . . . . . . . . . . . . . . . . .            1,940          2,074          2,074
Common stock high price,(2),(3). . . . . . . . . . . . . .           20 1/2         18 1/4         23 1/4
Common stock low price,(2),(3) . . . . . . . . . . . . . .           15 3/4         15 3/8             17
-----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Eleven years ended December 30, 1995
(not covered by Independent Auditors' Report)
                                                                  1992            1991          1990
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)          (53 weeks)     (52 weeks)    (52 weeks)
---------------------------------------------------------------------------------------------------------
Sales and revenues . . . . . . . . . . . . . . . . . . . .     $2,509,464      2,337,560      2,369,054
Other income . . . . . . . . . . . . . . . . . . . . . . .          5,974          5,718          5,799
                                                               ----------      ---------      ---------
Total sales, revenues and other income . . . . . . . . . .      2,515,438      2,343,278      2,374,853
Cost of sales. . . . . . . . . . . . . . . . . . . . . . .      2,147,845      1,997,462      2,036,335
Selling, general, administrative,
  and other operating expenses,
  including warehousing and
  transportation expenses. . . . . . . . . . . . . . . . .        294,700        276,144        271,735
Interest expense . . . . . . . . . . . . . . . . . . . . .          9,294          8,966          8,670
Depreciation and amortization. . . . . . . . . . . . . . .         27,038         26,124         25,551
Profit sharing contribution. . . . . . . . . . . . . . . .          3,963          3,789          3,603
Provision for income taxes . . . . . . . . . . . . . . . .         12,530         11,738         11,129
                                                               ----------      ---------      ---------
Net earnings . . . . . . . . . . . . . . . . . . . . . . .     $   20,068         19,055         17,830
                                                               ----------      ---------      ---------
                                                               ----------      ---------      ---------
Earnings per share:. . . . . . . . . . . . . . . . . . . .     $     1.85           1.75           1.64
                                                               ----------      ---------      ---------
                                                               ----------      ---------      ---------
Cash dividends declared per common share . . . . . . . . .     $      .71            .70            .69
                                                               ----------      ---------      ---------
                                                               ----------      ---------      ---------
Average number of common
  shares outstanding during period
  (in thousands)(2). . . . . . . . . . . . . . . . . . . .         10,872         10,871         10,870
                                                               ----------      ---------      ---------
                                                               ----------      ---------      ---------
Pre-tax earnings as a percent
  of sales and revenues. . . . . . . . . . . . . . . . . .           1.30           1.31           1.22
Net earnings as a percent
  of sales and revenues. . . . . . . . . . . . . . . . . .            .80            .81            .75
Effective income tax rate. . . . . . . . . . . . . . . . .           38.4           38.1           38.4
Current assets . . . . . . . . . . . . . . . . . . . . . .     $  310,170        239,850        234,121
Current liabilities. . . . . . . . . . . . . . . . . . . .     $  213,691        154,993        159,439
Net working capital. . . . . . . . . . . . . . . . . . . .     $   96,479         84,857         74,682
Ratio of current assets to current liabilities . . . . . .           1.45           1.55           1.47
Total assets . . . . . . . . . . . . . . . . . . . . . . .     $  513,615        429,648        416,233
Capital expenditures . . . . . . . . . . . . . . . . . . .     $   42,991         36,836         36,129
Long-term obligations (long-term debt
  and capitalized lease obligations) . . . . . . . . . . .     $   94,145         82,532         74,333
Stockholders' equity . . . . . . . . . . . . . . . . . . .     $  191,204        178,846        167,388
Stockholders' equity per share,(1),(2) . . . . . . . . . .     $    17.59          16.45          15.40
Return on average stockholders' equity . . . . . . . . . .          10.85          11.01          10.99
Number of common stockholders
  of record at year-end. . . . . . . . . . . . . . . . . .          2,087          2,122          2,138
Common stock high price,(2),(3). . . . . . . . . . . . . .         19 3/4         20 1/4         25 1/4
Common stock low price,(2),(3) . . . . . . . . . . . . . .         16 1/4         16 1/2         16 1/4
-----------------------------------------------------------------------------------------------------------

               NASH FINCH COMPANY AND SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------
Eleven years ended December 30, 1995
(not covered by Independent Auditors' Report)
                                                                    1989          1988           1987
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)           (52 weeks)    (52 weeks)      (52 weeks)
-----------------------------------------------------------------------------------------------------------
Sales and revenues . . . . . . . . . . . . . . . . . . . .       $2,219,451     2,091,822       1,938,758
Other income . . . . . . . . . . . . . . . . . . . . . . .            4,312         6,012           4,590
                                                                 ----------     ---------      ----------
Total sales, revenues and other income . . . . . . . . . .        2,223,763     2,097,834       1,943,348
Cost of sales. . . . . . . . . . . . . . . . . . . . . . .        1,904,041     1,807,448       1,682,667
Selling, general, administrative,
  and other operating expenses,
  including warehousing and
  transportation expenses. . . . . . . . . . . . . . . . .          264,024       230,221         198,553
Interest expense . . . . . . . . . . . . . . . . . . . . .            8,277         8,106           8,087
Depreciation and amortization. . . . . . . . . . . . . . .           23,170        20,193          18,389
Profit sharing contribution. . . . . . . . . . . . . . . .            3,089         2,832           2,734
Provision for income taxes . . . . . . . . . . . . . . . .            8,010        10,859          14,416
                                                                 ----------     ---------      ----------
Net earnings . . . . . . . . . . . . . . . . . . . . . . .       $   13,152        18,175          18,502
                                                                 ----------     ---------      ----------
                                                                 ----------     ---------      ----------
Earnings per share:. . . . . . . . . . . . . . . . . . . .       $     1.21          1.67            1.75
                                                                 ----------     ---------      ----------
                                                                 ----------     ---------      ----------
Cash dividends declared per common share . . . . . . . . .       $      .67           .65             .57
                                                                 ----------     ---------      ----------
                                                                 ----------     ---------      ----------
Average number of common
  shares outstanding during period
  (in thousands)(2). . . . . . . . . . . . . . . . . . . .           10,868        10,881          10,576
                                                                 ----------     ---------      ----------
                                                                 ----------     ---------      ----------
Pre-tax earnings as a percent
  of sales and revenues. . . . . . . . . . . . . . . . . .              .95          1.38            1.69
Net earnings as a percent
  of sales and revenues. . . . . . . . . . . . . . . . . .              .59           .87             .95
Effective income tax rate. . . . . . . . . . . . . . . . .             37.9          37.4            43.8
Current assets . . . . . . . . . . . . . . . . . . . . . .       $  212,264       219,956         209,305
Current liabilities. . . . . . . . . . . . . . . . . . . .       $  128,159       153,068         127,608
Net working capital. . . . . . . . . . . . . . . . . . . .       $   84,105        66,888          81,697
Ratio of current assets to current liabilities . . . . . .             1.66          1.44            1.64
Total assets . . . . . . . . . . . . . . . . . . . . . . .       $  380,771       388,269         352,187
Capital expenditures . . . . . . . . . . . . . . . . . . .       $   34,635        52,019          29,680
Long-term obligations (long-term debt
  and capitalized lease obligations) . . . . . . . . . . .       $   77,950        66,216          66,988
Stockholders' equity . . . . . . . . . . . . . . . . . . .       $  157,024       151,043         140,850
Stockholders' equity per share,(1),(2) . . . . . . . . . .       $    14.45         13.90           12.97
Return on average stockholders' equity . . . . . . . . . .             8.54         12.45           14.38
Number of common stockholders
  of record at year-end. . . . . . . . . . . . . . . . . .            2,146         2,227           2,234
Common stock high price,(2),(3). . . . . . . . . . . . . .           25 3/4        27 1/2          26 1/2
Common stock low price,(2),(3) . . . . . . . . . . . . . .           21 1/4            18          14 3/4
----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Eleven years ended December 30, 1995
(not covered by Independent Auditors' Report)
                                                                   1986             1985
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)          (53 weeks)      (52 weeks)
---------------------------------------------------------------------------------------------
Sales and revenues . . . . . . . . . . . . . . . . . . . .       $1,573,717      1,323,294
Other income . . . . . . . . . . . . . . . . . . . . . . .            3,640          4,106
                                                                 ----------      ---------
Total sales, revenues and other income . . . . . . . . . .        1,577,357      1,327,400
Cost of sales. . . . . . . . . . . . . . . . . . . . . . .        1,360,537      1,142,464
Selling, general, administrative,
  and other operating expenses,
  including warehousing and
  transportation expenses. . . . . . . . . . . . . . . . .          165,713        140,798
Interest expense . . . . . . . . . . . . . . . . . . . . .            6,497          5,732
Depreciation and amortization. . . . . . . . . . . . . . .           16,249         14,279
Profit sharing contribution. . . . . . . . . . . . . . . .            2,349          2,101
Provision for income taxes . . . . . . . . . . . . . . . .           12,178         10,020
                                                                 ----------      ---------
Net earnings . . . . . . . . . . . . . . . . . . . . . . .       $   13,834         12,006
                                                                 ----------      ---------
                                                                 ----------      ---------
Earnings per share:. . . . . . . . . . . . . . . . . . . .       $     1.35           1.18
                                                                 ----------      ---------
                                                                 ----------      ---------
Cash dividends declared per common share . . . . . . . . .       $      .52            .50
                                                                 ----------      ---------
                                                                 ----------      ---------
Average number of common
  shares outstanding during period
  (in thousands)(2). . . . . . . . . . . . . . . . . . . .           10,244         10,196
                                                                 ----------      ---------
                                                                 ----------      ---------
Pre-tax earnings as a percent
  of sales and revenues. . . . . . . . . . . . . . . . . .             1.65           1.66
Net earnings as a percent
  of sales and revenues. . . . . . . . . . . . . . . . . .              .88            .90
Effective income tax rate. . . . . . . . . . . . . . . . .             46.8           45.5
Current assets . . . . . . . . . . . . . . . . . . . . . .       $  182,676        125,051
Current liabilities. . . . . . . . . . . . . . . . . . . .       $  120,687         77,867
Net working capital. . . . . . . . . . . . . . . . . . . .       $   61,989         47,183
Ratio of current assets to current liabilities . . . . . .             1.51           1.61
Total assets . . . . . . . . . . . . . . . . . . . . . . .       $  313,908        239,767
Capital expenditures . . . . . . . . . . . . . . . . . . .       $   26,969         25,438
Long-term obligations (long-term debt
  and capitalized lease obligations) . . . . . . . . . . .       $   61,588         42,250
Stockholders' equity . . . . . . . . . . . . . . . . . . .       $  116,416        107,384
Stockholders' equity per share,(1),(2) . . . . . . . . . .       $    11.34          10.51
Return on average stockholders' equity . . . . . . . . . .            12.36          11.57
Number of common stockholders
  of record at year-end. . . . . . . . . . . . . . . . . .            1,829          1,868
Common stock high price,(2),(3). . . . . . . . . . . . . .           19 1/8         15 5/8
Common stock low price,(2),(3) . . . . . . . . . . . . . .           14 3/4          9 1/4
---------------------------------------------------------------------------------------------

(1) Based on outstanding shares at year-end.
(2) Adjusted to reflect 2-for-1 stock split 1987.
(3) High and low closing sale price. Prior to February 1985 high and low bid quotation.


[GRAPHIC]