Form 10-K405/A, Exhibit 13
period 1995-12-30
NASH FINCH CO
filed 1996-11-06
CIK 69671

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

     Cash provided from operating activities was $85.8 million in 1995, an increase of $45.1 million over 1994. Improved asset management as well as the sale of T & H for cash, contributed largely to an overall reduction in the non-cash elements of working capital. As a result, working capital at December 30, 1995 of $104.0 million included cash and cash equivalents of $26.0 million. In addition, the sale or closing of a number of corporate stores during 1995 also contributed to the increase in positive cash flow from operations. In fiscal 1994, cash provided from operations decreased $46.6 million from the 1993 levels due primarily to the net increase in working capital, particularly inventories.

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


                                        /s/ Ernst & Young LLP

Minneapolis, MN
February 19, 1996

                       NASH FINCH COMPANY AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------
Fiscal years ended December 30, 1995,
December 31, 1994, and January 1, 1994                               1995               1994             1993
(IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings. . . . . . . . . . . . . . . . . . . . . . . .      $17,414             15,480          15,874
   Adjustments to reconcile net earnings to net cash
    provided by operating activities:
       Depreciation and amortization . . . . . . . . . . . . .       29,406             31,831          29,145
       Provision for bad debts . . . . . . . . . . . . . . . .        3,997              2,187          10,146
       Provision for (recovery from) losses on
         closed lease locations. . . . . . . . . . . . . . . .        1,361                366            (499)
       Deferred income taxes . . . . . . . . . . . . . . . . .       (4,187)             2,874          (4,395)
       Deferred compensation . . . . . . . . . . . . . . . . .         (901)              (539)           (573)
       Earnings of equity investments. . . . . . . . . . . . .         (501)              (902)         (1,534)
       Other . . . . . . . . . . . . . . . . . . . . . . . . .         (157)              (545)             65
   Changes in operating assets and liabilities:
       Accounts and notes receivable . . . . . . . . . . . . .        8,115             (9,418)           (161)
       Inventories . . . . . . . . . . . . . . . . . . . . . .       14,680             (6,880)         26,464
       Prepaid expenses. . . . . . . . . . . . . . . . . . . .       (3,441)            (1,087)           (411)
       Accounts payable and outstanding checks . . . . . . . .       15,339              6,979             649
       Accrued expenses. . . . . . . . . . . . . . . . . . . .        2,160              2,553           5,385
       Income taxes. . . . . . . . . . . . . . . . . . . . . .        2,508             (2,172)         (2,785)
                                                                   --------          ---------        --------
         Net cash provided by operating activities . . . . . .       85,793             40,727          77,370
                                                                   --------          ---------        --------
INVESTING ACTIVITIES:
       Dividends received. . . . . . . . . . . . . . . . . . .          890                618             506
       Disposals of property, plant and equipment. . . . . . .       14,858             12,501          13,435
       Additions to property, plant and equipment
        excluding capital leases . . . . . . . . . . . . . . .      (33,264)           (34,965)        (36,382)
       Businesses acquired . . . . . . . . . . . . . . . . . .           --             (8,614)        (27,087)
       Investment in an affiliate. . . . . . . . . . . . . . .       (1,379)                --              --
       Loans to customers. . . . . . . . . . . . . . . . . . .       (9,199)            (7,958)        (15,942)
       Payments from customers on loans. . . . . . . . . . . .        8,788              8,093           8,286
       Loans sold including current portion. . . . . . . . . .       13,744                 --              --
       Other . . . . . . . . . . . . . . . . . . . . . . . . .         (137)              (902)           (261)
                                                                   --------          ---------        --------
           Net cash used in investing activities . . . . . . .       (5,699)           (31,227)        (57,445)
                                                                   --------          ---------        --------
FINANCING ACTIVITIES:
       Dividends paid. . . . . . . . . . . . . . . . . . . . .       (8,048)            (7,938)         (7,828)
       Proceeds (payments) of short-term debt. . . . . . . . .      (41,400)             3,100          (9,200)
       Proceeds from long-term debt. . . . . . . . . . . . . .          352                 --              --
       Payments of long-term debt. . . . . . . . . . . . . . .       (5,568)            (2,933)         (2,352)
       Payments of capitalized lease obligations . . . . . . .         (540)            (1,576)           (458)
       Other . . . . . . . . . . . . . . . . . . . . . . . . .           56                 35              14
                                                                   --------          ---------        --------
          Net cash used in financing activities. . . . . . . .      (55,148)            (9,312)        (19,824)
                                                                   --------          ---------        --------
          Net increase in cash and cash equivalents. . . . . .      $24,946                188             101
                                                                   --------          ---------        --------
                                                                   --------          ---------        --------
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

CASH AND CASH EQUIVALENTS

In the accompanying financial statements, and for purposes of the statements of cash flows, cash and cash equivalents include cash on hand, short-term investments with original maturities of three months or less.

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