Form 10-K, Exhibit 13
period 1996-12-28
NASH FINCH CO
filed 1997-03-28
CIK 69671

                         NASH FINCH COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

  This discussion of the Company's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and accompanying notes.

RESULTS OF OPERATIONS

                                           1996           1995           1994
------------------------------------------------------------------------------
Total Revenues. . . . . . . . . . . . .  100.0%         100.0%         100.0%
                                          ------         ------         ------
Gross Margin. . . . . . . . . . . . . .   13.1           14.5           14.9
Operating Expense . . . . . . . . . . .   10.7           12.1           12.5
Depreciation and Amortization . . . . .    1.0            1.0            1.1
Interest Expense. . . . . . . . . . . .     .4             .4             .4
Earnings before Income Taxes. . . . . .    1.0            1.0             .9
Income Taxes. . . . . . . . . . . . . .     .4             .4             .4
                                          ------         ------         ------
Net Earnings. . . . . . . . . . . . . .     .6             .6             .5
                                          ------         ------         ------
REVENUES

  Total revenues increased 16.8% during fiscal 1996 to $3.375 billion compared to $2.889 billion in 1995 and $2.832 billion in 1994. The increase in 1996 is largely attributed to the acquisitions which have taken place during the year; (see Note (2) of Notes to Consolidated Financial Statements), and the addition of new independent retail accounts.

  Wholesale segment revenues increased 25.4% to $2.469 billion from $1.969 billion in 1995, primarily due to the acquisitions of Military Distributors of Virginia, Inc., ("MDV"), T. J. Morris Company ("T. J. Morris") and Super Food Services, Inc. ("Super Food") which reported combined 1996 revenues of $718.4 million, from their respective dates of acquisition. Prior year revenues include volume of Thomas & Howard Company of Hickory, Inc. ("T&H"), the Company's convenience store distribution operation which was sold in December 1995. Also, the volume of several new independent retailer accounts were added in 1996; in particular, Sunshine Food Markets, a seven-store chain based in Sioux Falls, South Dakota which was acquired by the Company under a joint ownership arrangement with an existing customer. Fiscal 1995 wholesale revenues increased 6.2% over 1994 due to growth of the military wholesale business and the addition of several new customers.

  Retail segment revenues declined 1.1% from $860.0 million in fiscal 1995 to $850.0 million in 1996. The decline reflects the sale of three stores to an existing customer, and the closing of eight unprofitable stores, partially offset by the acquisition of four other stores in three separate transactions. Same store sales during 1996 increased 1.1% compared to a year ago. Retail revenue during 1995 decreased from 1994 levels by 7.1% due to the sale of several stores to existing wholesale accounts and the closing of unprofitable stores.

GROSS MARGINS

  Gross margins were 13.1% in 1996 compared to 14.5% in 1995 and 14.9% in 1994. The decline over the three-year period resulted from a growing proportion of wholesale revenues which achieve lower margins than retail. Wholesale operations accounted for 73.3% of consolidated revenues in 1996, compared to 68.4% and 65.7% in 1995 and 1994, respectively. Overall margins were also negatively impacted by the sale of T&H, a higher margin general merchandise and convenience store distribution business, and the acquisition of the lower margin military and conventional wholesale volume of MDV and T. J. Morris. On a wholesale level, the Company has continued to regionalize procurement functions among warehouse groups to improve operating efficiency and lower product costs, which may favorably impact margins. Retail segment margins improved as a result of an increased distribution of sales from higher margin perishable and specialty department products and the availability and recognition of greater vendor promotional allowances at the store level. Margins were also affected by a LIFO charge for the year of $1.6 million compared to $.1 million and $1.4 million for 1995 and 1994, respectively. The prior year charge is net of a $1.5 million credit related to a reduction of inventory levels by T&H preceding the sale of the subsidiary.

OPERATING EXPENSES

  Selling, general and administrative expenses as a percent of total revenues were 10.7% in 1996 compared to 12.1% in 1995 and 12.5% in 1994. Expense levels declined as a percent of total revenues due to the growing proportion of wholesale business which operates at lower expense levels than retail. In addition, operating expenses of the newly acquired MDV and T. J. Morris wholesale businesses are lower, as a percent of total revenues, than those of the divested T&H operations. Productivity gains and tighter cost controls at the wholesale level also contributed to a reduction in overall expenses compared to last year.

  Operating expenses were negatively affected by increased expenses of approximately $1.0 million related to the closing of a distribution center in Macon, Georgia; and the systematic transfer of a substantial portion of its business to the newly acquired T. J. Morris operation. In addition, information system costs increased on a pretax basis by $1.8 million over 1995 as a result of the Company's project to redesign its information systems to client/server-based technology. The upward trend in management information systems costs is expected to continue through fiscal 1997 as the design process progresses to encompass more facets of the Company's operations. Also, the Company recorded a fourth quarter pretax charge of $1.6 million representing a valuation allowance related to its minority interest in an unconsolidated company.

DEPRECIATION AND AMORTIZATION

  Depreciation and amortization expense increased 18.2% from 1995 expense levels. The increase was primarily due to amortization of goodwill and depreciation of property, plant and equipment acquired since the beginning of 1996. Partially offsetting these costs were lower depreciation expenses resulting from the sale or closing of several retail stores and divestiture of T&H. The decrease in 1995 compared to 1994 reflected a reduction in the number of corporate owned stores and lower capital expenditures.

INTEREST EXPENSE

  Interest expense in 1996 increased by 38% compared to 1995. The increase is attributed to higher debt levels required to fund the acquisitions of both MDV and Super Food. Interest expense as a percent of revenues was .44%, .37% and .40% for 1996, 1995 and 1994, respectively. Interest expense in 1995 was favorably impacted by cash proceeds from the sales of T&H and customer notes receivable which favorably reduced borrowing requirements in the second half of the year.

EARNINGS BEFORE TAXES

  Earnings before income taxes increased 17.7% from $28.6 million in 1995 to $33.7 million in 1996. The earnings improvement is attributed to each segment of the Company's operations; in particular, wholesale operations benefited from the acquisitions in 1996 as well as new independent retail volume which has been added since last year. Retail operations also showed improvement for the year as a result of expense control and better gross margin management. Nash DeCamp, the Company's produce marketing subsidiary, was plagued by weak market conditions for South American product at mid-year, but was favorably affected by strong market conditions for its domestically-grown products in the second half of 1996.

                         NASH FINCH COMPANY AND SUBSIDIARIES

INCOME TAXES

  The effective income tax rate increased to 40.5% in 1996 from 39.1% in 1995 and 40.0% in 1994. The 1995 reduction was due to utilization of available capital loss carry forwards to partially offset the taxable gain from the sale of T&H capital stock to an unrelated third party. The 1996 and future year effective tax rate increased as the result of non-tax deductible goodwill amortization resulting from the acquisitions of T. J. Morris and Super Food. The effective tax rate is not expected to decline in future years.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has financed its capital needs through a combination of internal and external sources. These sources include cash flow from operations, short-term bank borrowings, various types of long-term debt, leasing and equity financing. During 1996, the Company utilized long-term debt to finance the acquisitions of MDV and Super Food as well as for capital projects.

  Cash provided from operating activities was $32.9 million in 1996, compared to $85.8 million last year. The decline results from the sale of T&H for cash in the fourth quarter last year compounded by the additional working capital requirements needed to service the increased revenue base in 1996. Working capital at December 28, 1996 was $228.5 million compared to $104.0 million in 1995.

  At December 28, 1996, the Company had $16.2 million in short-term debt, compared to no outstanding borrowing at the same time last year. The Company has committed lines of credit totaling $7.0 million and uncommitted lines of credit of $35.0 million with a number of banks.

  On October 8, 1996, the Company entered into a 5-year, $500.0 million revolving credit facility with several participating banks. This financing was placed to provide sufficient funding for acquisitions, capital projects and working capital requirements. Management believes the Company will continue to have adequate access to short-term and long-term credit to meet its needs in the foreseeable future.

  Capital projects designed to maintain operating capacity, expand operations or improve efficiency totaled $51.3 million in 1996 compared to $33.3 and $34.9 in 1995 and 1994, respectively. These projects have typically been funded through operating cash flows. For 1997, capital spending is projected to be $46.9 million, consisting of warehouse and delivery equipment replacements, several retail store replacements, expansions and remodeling, and expenditures related to the redesign of information systems.

  During 1996, the Company provided financial assistance in the form of secured loans totaling $3.9 million to new or existing independent retailers (exclusive of any such loans made by Super Food and T. J. Morris prior to their being acquired by the Company). These loans are generally used to maintain and grow their businesses.

  Dividend payments in 1996 were $.75 per share, up from $.74 in 1995. These amounts represented 41% and 46% of net earnings in each year, respectively. Return on average stockholders' equity was 8.9% in 1996, up from 8.3% in 1995.

PRICE RANGE OF COMMON STOCK
AND DIVIDENDS

Nash Finch Company Common Stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol NAFC. The following table sets forth, for each of the calendar periods indicated, the range of high and low closing sales prices for the Common Stock as reported by the Nasdaq National Market, and the cash dividends paid per share of Common Stock. Prices do not include adjustments for retail mark-ups, mark-downs or commissions. At December 28, 1996 there were 2,225 stockholders of record.

                                                              Dividends
                         1996                1995             Per Share
                    ----------------   ----------------    ----------------
                     High     Low       High       Low      1996     1995
---------------------------------------------------------------------------
First Quarter       18 1/2    16 3/8    16 3/4    15 1/4     .18       .18
Second Quarter      18 1/4    15 3/4    16 3/4    15 5/8     .18       .18
Third Quarter       16 3/4    15 1/2    20 1/2    16 3/8     .18       .18
Fourth Quarter      21 5/8    16 1/4    19 15/16  17 1/4     .21       .20
---------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)



A summary of quarterly financial              First Quarter       Second Quarter         Third Quarter         Fourth Quarter
information is presented.                       12 Weeks              12 Weeks              16 Weeks              12 Weeks
                                         --------------------  --------------------  --------------------  --------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)   1996        1995       1996      1995       1996        1995       1996      1995
-------------------------------------------------------------------------------------------------------------------------------
 Net sales and other revenue. . . . . .  $684,494    623,598    735,242    676,514  1,003,867    918,825    951,882    669,899
 Cost of sales. . . . . . . . . . . . .   593,145    534,312    635,315    575,582    869,669    785,623    834,580    574,324
 Earnings before income taxes . . . . .     4,699      4,519     10,253      9,835     11,421      8,491      7,294      5,750
 Income taxes . . . . . . . . . . . . .     1,903      1,830      4,153      3,983      4,625      3,439      2,954      1,929
 Net earnings . . . . . . . . . . . . .     2,796      2,689      6,100      5,852      6,796      5,052      4,340      3,821
 Percent to sales and revenues. . . . .       .41        .43        .82        .86        .68        .55        .46        .57
 Net earnings per share . . . . . . . .  $    .26        .25        .56        .54        .61        .46        .38        .35
 Average number of
shares outstanding. . . . . . . . . . .    10,890     10,874     10,921     10,875     11,121     10,875     11,265     10,877
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                             15




                               NASH FINCH COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

Fiscal years ended December 28, 1996,
December 30, 1995 and December 31, 1994                   1996       1995         1994

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
-----------------------------------------------------------------------------------------
INCOME:
 Net sales . . . . . . . . . . . . . . . . . . . . .  $3,322,666   2,831,114   2,779,330
 Other revenues. . . . . . . . . . . . . . . . . . .      52,819      57,722      52,670
                                                      ---------- ----------- -----------
   Total revenues. . . . . . . . . . . . . . . . . .   3,375,485   2,888,836   2,832,000
COST AND EXPENSES:
 Cost of sales . . . . . . . . . . . . . . . . . . .   2,932,709   2,469,841   2,410,292
 Selling, general and administrative,
   and other operating expenses. . . . . . . . . . .     359,456     350,201     352,683
 Depreciation and amortization . . . . . . . . . . .      34,759      29,406      31,831
 Interest expense. . . . . . . . . . . . . . . . . .      14,894      10,793      11,384
                                                      ---------- ----------- -----------
   Total costs and expenses. . . . . . . . . . . . .   3,341,818   2,860,241   2,806,190
   Earnings before income taxes. . . . . . . . . . .      33,667      28,595      25,810
Income taxes . . . . . . . . . . . . . . . . . . . .      13,635      11,181      10,330
                                                      ---------- ----------- -----------
   Net earnings. . . . . . . . . . . . . . . . . . .  $   20,032      17,414      15,480
                                                      ---------- ----------- -----------
Weighted average number of common shares outstanding      11,055      10,875      10,873
                                                      ---------- ----------- -----------
Earnings per share . . . . . . . . . . . . . . . . .  $     1.81        1.60        1.42
                                                      ---------- ----------- -----------
-----------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders
Nash Finch Company:


  We have audited the accompanying consolidated balance sheets of Nash Finch Company and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Nash Finch Company for the year ended December 31, 1994 were audited by other auditors whose report dated March 3, 1995, expressed an unqualified opinion on those statements.

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

  In our opinion, the 1996 and 1995 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nash Finch Company and subsidiaries at December 28, 1996 and December 30, 1995, and the consolidated results of their operations and their cash flows, for each of the years then ended in conformity with generally accepted accounting principles.


/s/Ernst & Young LLP
Minneapolis, Minnesota
February 19, 1997

                               NASH FINCH COMPANY AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS


Fiscal years ended December 28, 1996,
December 30, 1995, and December 30, 1994                              1996       1995         1994
(IN THOUSANDS)
-----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net earnings. . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 20,032      17,414      15,480
 Adjustments to reconcile net earnings to net cash
   provided by operating activities:
   Depreciation and amortization . . . . . . . . . . . . . . . . .    34,759      29,406      31,831
   Provision for bad debts . . . . . . . . . . . . . . . . . . . .     1,893       3,997       2,187
   Provision for (recovery from) losses on closed lease locations.      (458)      1,361         366
   Deferred income taxes . . . . . . . . . . . . . . . . . . . . .    (2,278)     (4,187)      2,874
   Deferred compensation . . . . . . . . . . . . . . . . . . . . .      (149)       (901)       (539)
   Loss (earnings) of equity investments . . . . . . . . . . . . .       616        (501)       (902)
   Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       326        (157)       (545)
 Changes in operating assets and liabilities:
   Accounts and notes receivable . . . . . . . . . . . . . . . . .   (12,544)      8,115      (9,418)
   Inventories . . . . . . . . . . . . . . . . . . . . . . . . . .    14,021      14,680      (6,880)
   Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . .      (349)     (3,441)     (1,087)
   Accounts payable and outstanding checks . . . . . . . . . . . .   (24,245)     15,339       6,979
   Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . .     2,219       2,160       2,553
   Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . .      (967)      2,508      (2,172)
                                                                    --------    --------    --------
     Net cash provided by operating activities . . . . . . . . . .    32,876      85,793      40,727
                                                                    --------    --------    --------

INVESTING ACTIVITIES:
 Dividends received. . . . . . . . . . . . . . . . . . . . . . . .        --         890         618
 Disposals of property, plant and equipment, net . . . . . . . . .     9,169      14,858      12,501
 Additions to property, plant and equipment
   excluding capital leases. . . . . . . . . . . . . . . . . . . .   (51,333)    (33,264)    (34,965)
 Businesses acquired, net of cash acquired . . . . . . . . . . . .  (257,868)         --      (8,614)
 Investment in an affiliate. . . . . . . . . . . . . . . . . . . .    (2,500)     (1,379)         --
 Loans to customers. . . . . . . . . . . . . . . . . . . . . . . .    (4,997)     (9,199)     (7,958)
 Payments from customers on loans. . . . . . . . . . . . . . . . .     4,713       8,788       8,093
 Loans sold including current portion. . . . . . . . . . . . . . .     3,402      13,744          --
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (2,896)       (137)       (902)
                                                                    --------    --------    --------
     Net cash used for investing activities. . . . . . . . . . . .  (302,310)     (5,699)    (31,227)
                                                                    --------    --------    --------

FINANCING ACTIVITIES:
 Proceeds from long-term debt. . . . . . . . . . . . . . . . . . .    30,000         352          --
 Proceeds from revolving debt. . . . . . . . . . . . . . . . . . .   244,000          --          --
 Dividends paid. . . . . . . . . . . . . . . . . . . . . . . . . .    (8,288)     (8,048)     (7,938)
 Payments of short-term debt . . . . . . . . . . . . . . . . . . .     1,171     (41,400)      3,100
 Payments of long-term debt. . . . . . . . . . . . . . . . . . . .   (21,946)     (5,568)     (2,933)
 Payments of capitalized lease obligations . . . . . . . . . . . .      (717)       (540)     (1,576)
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       111          56          35
                                                                    --------    --------    --------
     Net cash provided by (used in) financing activities . . . . .   244,331     (55,148)     (9,312)
                                                                    --------    --------    --------
     Net (decrease) increase in cash . . . . . . . . . . . . . . .  $(25,103)     24,946         188
                                                                    --------    --------    --------
-----------------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                                                   17


                    NASH FINCH COMPANY AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS

December 28, 1996 and December 30, 1995
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Assets                                                     1996         1995
-------------------------------------------------------------------------------
CURRENT ASSETS:
 Cash and cash equivalents . . . . . . . . . . . . . .  $    921        26,024
 Accounts and notes receivable, net. . . . . . . . . .   206,062        85,968
 Inventories . . . . . . . . . . . . . . . . . . . . .   293,458       183,957
 Prepaid expenses. . . . . . . . . . . . . . . . . . .    20,492        12,067
 Deferred tax assets . . . . . . . . . . . . . . . . .     4,663         3,674
                                                        --------      --------
     Total current assets. . . . . . . . . . . . . . .   525,596       311,690
Investments in affiliates. . . . . . . . . . . . . . .    10,300         8,421
Notes receivable, noncurrent . . . . . . . . . . . . .    21,652         4,595
PROPERTY, PLANT AND EQUIPMENT:
 Land. . . . . . . . . . . . . . . . . . . . . . . . .    33,753        28,638
 Buildings and improvements. . . . . . . . . . . . . .   148,227       110,887
 Furniture, fixtures, and equipment. . . . . . . . . .   295,147       204,054
 Leasehold improvements. . . . . . . . . . . . . . . .    54,925        25,786
 Construction in progress. . . . . . . . . . . . . . .     7,543         6,538
 Assets under capitalized leases . . . . . . . . . . .    26,105        12,923
                                                        --------      --------
                                                         565,700       388,826
 Less accumulated depreciation and amortization. . . .  (293,845)     (210,787)
                                                        --------      --------
     Net property, plant and equipment . . . . . . . .   271,855       178,039
Intangible assets, net . . . . . . . . . . . . . . . .    80,312         6,282
Investment in direct financing leases. . . . . . . . .    22,011           456
Deferred tax asset -- net. . . . . . . . . . . . . . .     4,076         2,835
Other assets . . . . . . . . . . . . . . . . . . . . .     9,675         1,942
                                                        --------      --------
       Total assets. . . . . . . . . . . . . . . . . .  $945,477       514,260
                                                        --------      --------
                                                        --------      --------
-------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    NASH FINCH COMPANY AND SUBSIDIARIES


Liabilities and Stockholders' Equity                                              1996        1995
-----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
 Outstanding checks. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 32,492      28,998
 Short-term debt payable to banks. . . . . . . . . . . . . . . . . . . . . . .    16,171          --
 Current maturities of long-term debt and capitalized lease obligations. . . .     7,795      14,701
 Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   183,501     127,592
 Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    54,130      31,745
 Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,999       4,652
                                                                                --------    --------
     Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . .   297,088     207,688
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   361,819      71,030
Capitalized lease obligations. . . . . . . . . . . . . . . . . . . . . . . . .    41,832      10,158
Deferred compensation. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,476       7,625
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,401       2,446

STOCKHOLDERS' EQUITY:
 Preferred stock - no par value
   Authorized 500 shares; none issued. . . . . . . . . . . . . . . . . . . . .        --          --
 Common stock of $1.66 2/3 par value
   Authorized 25,000 shares; 11,574 shares
   issued in 1996 and 11,224 in 1995 . . . . . . . . . . . . . . . . . . . . .    19,290      18,706
 Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . . .    16,816      12,013
 Foreign currency translation adjustment -
   net of a $633 deferred tax benefit. . . . . . . . . . . . . . . . . . . . .      (950)       (950)
 Restricted stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (500)         --
 Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   200,322     188,578
                                                                                --------    --------
                                                                                 234,978     218,347
 Less cost of 307 shares and 346 shares of
   common stock in treasury, respectively. . . . . . . . . . . . . . . . . . .    (2,117)     (3,034)
                                                                                --------    --------
 Total stockholders' equity. . . . . . . . . . . . . . . . . . . . . . . . . .   232,861     215,313
                                                                                --------    --------
     Total liabilities and stockholders' equity. . . . . . . . . . . . . . . .  $945,477     514,260
                                                                                --------    --------
                                                                                --------    --------
-----------------------------------------------------------------------------------------------------



                                                                                                   19


                                        NASH FINCH COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Fiscal years ended December 28, 1996,
December 30, 1995 and December 31, 1994
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                                 Foreign
                                              Common stock          Additional                  currency
                                              ------------            paid-in   Retained       translation
                                            Shares       Amount       capital   earnings        adjustment
------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994 . . . . . .     11,224      $18,706       11,954      171,670           --
Net earnings . . . . . . . . . . . . .         --           --           --       15,480           --
Dividend declared of $.73 per share. .         --           --           --       (7,938)          --
Treasury stock issued upon exercise
 of options. . . . . . . . . . . . . .         --           --          23            --           --
Foreign currency translation adjustment
 - net of a $381 deferred tax benefit.         --           --           --           --         (572)
                                          -------      -------      -------      -------      -------
BALANCE AT DECEMBER 31, 1994 . . . . .     11,224       18,706       11,977      179,212         (572)
Net earnings . . . . . . . . . . . . .         --           --           --       17,414           --
Dividend declared of $.74 per share. .         --           --           --       (8,048)          --
Treasury stock issued upon exercise
 of options. . . . . . . . . . . . . .         --           --           36           --           --
Foreign currency translation adjustment
 - net of a $252 deferred tax benefit.         --           --           --           --         (378)
                                          -------      -------      -------      -------      -------
BALANCE AT DECEMBER 30, 1995 . . . . .     11,224       18,706       12,013      188,578         (950)
Net earnings . . . . . . . . . . . . .         --           --           --       20,032           --
Dividend declared of $.75 per share. .         --           --           --       (8,288)          --
Shares issued in connection with
 acquisition of a business . . . . . .        350          584        5,064           --           --
Treasury stock issued upon exercise
 of options. . . . . . . . . . . . . .         --           --           47           --           --
Issuance of restricted stock . . . . .         --           --         (308)          --           --
Amortized compensation under
 restricted stock plan . . . . . . . .         --           --           --           --           --
Treasury stock purchased . . . . . . .         --           --           --           --           --
                                          -------      -------      -------      -------      -------
BALANCE AT DECEMBER 28, 1996 . . . . .     11,574      $19,290       16,816      200,322         (950)
                                          -------      -------      -------      -------      -------
                                          -------      -------      -------      -------      -------



                                                            Treasury Stock         Total
                                           Restricted       --------------     stockholders
                                              Stock        Shares     Amount      equity
-----------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994 . . . . . .         --         (351)     $(3,066)     199,264
Net earnings . . . . . . . . . . . . .         --           --           --       15,480
Dividend declared of $.73 per share. .         --           --           --       (7,938)
Treasury stock issued upon exercise
 of options. . . . . . . . . . . . . .         --           2           12            35
Foreign currency translation adjustment
 - net of a $381 deferred tax benefit.         --           --           --         (572)
                                          -------      -------      -------      -------
BALANCE AT DECEMBER 31, 1994 . . . . .         --         (349)      (3,054)     206,269
Net earnings . . . . . . . . . . . . .         --           --           --       17,414
Dividend declared of $.74 per share. .         --           --           --       (8,048)
Treasury stock issued upon exercise
 of options. . . . . . . . . . . . . .         --           3           20            56
Foreign currency translation adjustment
 - net of a $252 deferred tax benefit.         --           --           --         (378)
                                          -------      -------      -------     -------
BALANCE AT DECEMBER 30, 1995 . . . . .         --         (346)      (3,034)     215,313
Net earnings . . . . . . . . . . . . .         --           --           --       20,032
Dividend declared of $.75 per share. .         --           --           --       (8,288)
Shares issued in connection with
 acquisition of a business . . . . . .                      --           --        5,648
Treasury stock issued upon exercise
 of options. . . . . . . . . . . . . .         --            6           42           89
Issuance of restricted stock . . . . .       (524)          40          995          163
Amortized compensation under
 restricted stock plan . . . . . . . .         24           --           --           24
Treasury stock purchased . . . . . . .         --           (7)        (120)        (120)
                                          -------      -------      -------      -------
BALANCE AT DECEMBER 28, 1996 . . . . .       (500)        (307)     $(2,117)     232,861
                                          -------      -------      -------      -------
                                          -------      -------      -------      -------
-----------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.




NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1) ACCOUNTING POLICIES

FISCAL YEAR

  Nash Finch Company's fiscal year ends on the Saturday nearest to December 31. Fiscal years 1996, 1995 and 1994 consisted of 52 weeks.

PRINCIPLES OF CONSOLIDATION

  The accompanying financial statements include the accounts of Nash Finch Company (the Company), its majority-owned subsidiaries and the Company's share of net earnings or losses of 50% or less owned companies. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain reclassifications were made to prior year amounts to conform with 1996 presentation.

CASH AND CASH EQUIVALENTS

  In the accompanying financial statements, and for purposes of the statements of cash flows, cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

INVENTORIES

  Inventories are stated at the lower of cost or market. At both December 28, 1996 and December 30, 1995, approximately 86% of the Company's inventories are valued on the last-in, first-out (LIFO) method. During fiscal 1996 the Company recorded a LIFO charge of $1.6 million compared to $.1 million in 1995. The remaining inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method of accounting for inventories had been used, inventories would have been $41.6 million and $40.0 million higher at December 28, 1996 and December 30, 1995, respectively.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Assets under capitalized leases are recorded at the present value of future lease payments or fair market value, whichever is lower. Expenditures which improve or extend the life of the respective assets are capitalized while maintenance and repairs are expensed as incurred.

                      NASH FINCH COMPANY AND SUBSIDIARIES

INTANGIBLE ASSETS

  Intangible assets consist primarily of covenants not to compete and goodwill, and are carried at cost less accumulated amortization. Costs are amortized over the estimated useful lives of the related assets ranging from 2-25 years. Amortization expense charged to operations for fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994 was $5.2 million, $1.8 million and $2.2 million, respectively. The accumulated amortization of intangible assets was $10.1 million and $5.1 million at December 28, 1996 and December 30, 1995.

DEPRECIATION AND AMORTIZATION

  Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets which generally range from 10 to 40 years for building and improvements and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements and capitalized leases are amortized to expense on a straight-line basis over the term of the lease.

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

STOCK OPTION PLANS

  In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) and related interpretations in accounting for its stock option plans, and, accordingly, does not recognize compensation costs, if option price equals or exceeds market price at date of grant. Note (6) to the Consolidated Financial Statements contains a summary of the pro forma effects to reported net income and earnings per share had the Company elected to recognize compensation costs as encouraged by SFAS No. 123.

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

(2) ACQUISITIONS

  During fiscal 1996, the Company completed three acquisitions.
These acquisitions have been accounted for by the purchase method of accounting and accordingly, the operating results of the newly acquired businesses have been included in the consolidated operating results of the Company since their respective dates of acquisition.

  On November 7, 1996, the Company completed a tender offer to purchase the outstanding shares of common stock of Super Food Services, Inc. ("Super Food") for $15.50 per share in cash, with 10.6 million shares tendered, representing approximately 96 percent of the outstanding common stock of Super Food. Super Food is a wholesale grocery distributor based in Dayton, Ohio with annual revenues of approximately $1.2 billion. The fair value of the assets acquired, including goodwill, was $321.9 million, and liabilities assumed totaled $150.0 million. Goodwill of $29.8 million and other intangibles of $7.1 million are being amortized over 25 years on a straight-line basis.

  On August 5, 1996, the Company acquired all of the outstanding stock of T. J. Morris Company ("T. J. Morris"), a full line food wholesaler located in Statesboro, Georgia, with annual revenues of $110.0 million. In exchange for the
T. J. Morris stock, the Company issued 350,261 shares of its common stock, valued at approximately $5.7 million, of which 75,000 shares are held in escrow. The excess of purchase price over fair value of the assets acquired resulted in goodwill of approximately $3.1 million which is being amortized on a straight line basis over a
15-year period.

  On January 2, 1996, the Company acquired substantially all of the business and assets of Military Distributors of Virginia, Inc., ("MDV") located in Norfolk, Virginia for approximately $56.0 million in cash and the assumption of certain liabilities totaling approximately $54.0 million. MDV, with revenues of approximately $350.0 million, is a major distributor of grocery products to military commissaries in the eastern United States and Europe. The purchase price exceeded the fair value of the net assets acquired by approximately $43 million. The resulting goodwill is being amortized on a straight line basis over 15 years.

  The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if Super Food, T. J. Morris and MDV had been acquired as of the beginning of the periods presented, after including the impact of certain adjustments such as amortization of intangibles, increased interest expense on acquisition debt and related income tax effects:

PRO FORMA INFORMATION (UNAUDITED)

---------------------------------------------------------------------------
                                                    1996           1995
---------------------------------------------------------------------------
Net revenues . . . . . . . . . . . . . . . . . .$4,507,600      4,589,362
Earnings before income taxes . . . . . . . . . .    23,192         32,291
Net income . . . . . . . . . . . . . . . . . . .    13,761         19,060
Earnings per share . . . . . . . . . . . . . . .     $1.24           1.70
                                                  ----------     ----------

  The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect results that would have occurred had the acquisitions been made as of those dates or results which may occur in the future.

(3) ACCOUNTS AND NOTES RECEIVABLE

  Accounts and notes receivable at the end of fiscal years 1996 and 1995 are comprised of the following components (in thousands):

---------------------------------------------------------------------------
                                                    1996           1995
---------------------------------------------------------------------------
Customer notes receivable - current portion. . .  $  8,090          2,232
Customer accounts receivable . . . . . . . . . .   197,336         73,153
Other receivables. . . . . . . . . . . . . . . .    21,158         11,992
Allowance for doubtful accounts. . . . . . . . .   (20,522)        (1,409)
                                                  ----------     ----------
Net current accounts and notes receivable. . . .   206,062         85,968
                                                  ----------     ----------
Noncurrent customer notes receivable . . . . . .    29,223          8,066
Allowance for doubtful accounts. . . . . . . . .    (7,571)        (3,471)
                                                  ----------     ----------
Net noncurrent notes receivable. . . . . . . . .  $ 21,652          4,595
                                                  ----------     ----------
                                                  ----------     ----------

  Operating results include bad debt expense totaling $1.9 million, $4.0 million and $2.2 million during fiscal years 1996, 1995 and 1994, respectively.

                         NASH FINCH COMPANY AND SUBSIDIARIES

  On September 8, 1995, the Company entered into an agreement with a financial institution which allowed the Company to sell on a revolving basis customer notes receivable. Although the agreement lapsed on December 28, 1996, the notes, which have maturities through the year 2002, were sold at face value with recourse. As a result, the Company continues to be responsible for collection of the notes and remits the principal plus a floating rate of interest to the purchaser on a monthly basis. Proceeds from the sale of the notes receivable were used to fund working capital requirements.

  The remaining balances of such sold notes receivable totaled
$14.0 million and $15.0 million at December 28, 1996 and December 30, 1995, respectively. The Company is contingently liable should these notes become uncollectible.

  Substantially all notes receivable are based on floating interest rates which adjust to changes in market rates. As a result, the carrying value of notes receivable approximates market value.

(4) LONG-TERM DEBT AND CREDIT FACILITIES

  Long-term debt at the end of the fiscal years 1996 and 1995 is summarized as follows (in thousands):

---------------------------------------------------------------------------
                                                      1996            1995
---------------------------------------------------------------------------
Variable Rate -- revolving credit agreement . . .  $244,000             --
Industrial development bonds,
  5.4% to 7.8% due in various
  installments through 2009 . . . . . . . . . . .     4,885          5,385
Term loans, 7.5% to 9.9% due in various
  installments through 2008 . . . . . . . . . . .   112,250         71,167
Notes payable and mortgage notes,
  9.3% to 12.0% due in various
  installments through 2003 . . . . . . . . . . .     6,747          8,666
                                                   --------         ------
                                                    367,882         85,218
Less current maturities . . . . . . . . . . . . .     6,063         14,188
                                                   --------         ------
                                                   $361,819         71,030
                                                   --------         ------
                                                   --------         ------

  On October 8, 1996, the Company entered into a $500 million senior unsecured revolving credit facility ("the credit facility") with two lead banks. The agreement calls for a scheduled reduction of the facility within two years, to $400 million, with the remaining balance maturing five years from closing. Borrowings under this agreement will bear interest at variable rates equal to London Interbank Office Rate (LIBOR) plus .30%. In addition, the Company pays commitment fees of .175% on the entire facility both used and unused. The average borrowing rate during the period was 5.9%.

  The credit facility contains covenants which, among other matters, limits the Company's ability to incur indebtedness, buy and sell assets, and requires compliance to predetermined ratios related to net worth, debt to equity and interest coverage.

  At December 28, 1996, land, buildings, and other assets pledged to secure outstanding mortgage notes and obligations under issues of industrial development bonds have a depreciated cost of approximately $5.3 million and $4.5 million, respectively.

  Aggregate annual maturities of long-term debt for the five fiscal years after December 28, 1996 are as follows (in thousands):

---------------------------------------------------------------------------
1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  6,063
1998. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6,641
1999. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17,277
2000. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     33,834
2001 and thereafter . . . . . . . . . . . . . . . . . . . . . .    304,067
---------------------------------------------------------------------------

  Interest paid was $14.9 million, $10.8 million and $11.4 million, for the fiscal years 1996, 1995 and 1994, respectively.

  In addition, the Company maintains formal and informal lines of credit at various banks. Generally banks are compensated through fees on used and unused lines of credit. At December 28, 1996 unused formal lines of credit amounted to $7.0 million.

  Based on borrowing rates currently available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt including current maturities, utilizing discounted cash flows, is $365.4 million.

(5) INCOME TAXES

  Income tax expense for fiscal years 1996, 1995 and 1994 is made up of the following components (in thousands):

---------------------------------------------------------------------------
                                       1996           1995           1994
---------------------------------------------------------------------------
Current:
 Federal. . . . . . . . . . . . .    $12,125         12,244          5,779
 State. . . . . . . . . . . . . .      2,354          2,872          1,296
Deferred:
 Federal. . . . . . . . . . . . .       (576)        (3,145)         2,691
 State. . . . . . . . . . . . . .       (268)          (790)           564
                                     -------         ------         ------
   Total. . . . . . . . . . . . .    $13,635         11,181         10,330
                                     -------         ------         ------
                                     -------         ------         ------
  Total income tax expense represents effective tax rates of 40.5%, 39.1% and 40.0%, for the fiscal years 1996, 1995, and 1994, respectively. The reasons for differences compared with the U.S. federal statutory tax rate (expressed as a percentage of pretax income) are as follows:

---------------------------------------------------------------------------
                                        1996           1995          1994
---------------------------------------------------------------------------

Federal statutory tax rate. . . .          35.0%         35.0%          35.0%
Items affecting federal income tax rate:
   State taxes, net of federal income
     tax benefit. . . . . . . . .           4.3           4.9            4.7
   Other, net . . . . . . . . . .           1.2           (.8)            .3
                                           -----         -----          -----
     Effective tax rate . . . . .          40.5%         39.1%          40.0%
                                           -----         -----          -----
                                           -----         -----          -----

  Income taxes paid were $12.4 million, $10.8 million and $9.2 million during fiscal years 1996, 1995 and 1994, respectively.

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 28, 1996, December 30, 1995, and December 31, 1994, are presented below (in thousands):

---------------------------------------------------------------------------
                                        1996           1995          1994
---------------------------------------------------------------------------
Deferred tax assets:
Accounts and notes receivable,
  principally due to allowance
  for doubtful accounts . . . . . . .   $ 7,625         1,964          1,412
Inventories, principally due
  to additional cost inventoried
  for tax purposes pursuant to the
Tax Reform Act of 1986. . . . . . . .    2,956         1,654          1,745
Health care claims, principally
  due to accrual for financial
  reporting purposes. . . . . . . . .    2,991         1,073            684
Deferred compensation, principally
  due to accrual for financial
  reporting purposes. . . . . . . . .    2,376         3,173          3,329
Compensated absences, principally
  due to accrual for financial
  reporting purposes. . . . . . . . .    2,286         1,379          1,263
Compensation and casualty loss,
principally due to accrual for
  financial reporting purposes. . . .    1,959         2,135          1,842
Purchased intangibles . . . . . . . .      --         1,958            846
Closed locations. . . . . . . . . . .    3,126         1,110            500
Other . . . . . . . . . . . . . . . .    2,236         1,193            757
                                        ------        ------         ------
Total gross deferred tax assets. . .    25,555        15,639         12,378
  Less valuation allowance . . . . .       --            --             --
                                        ------        ------         ------
  Net deferred tax assets. . . . . .    25,555        15,639         12,378
                                        ------        ------         ------
                                        ------        ------         ------

                         NASH FINCH COMPANY AND SUBSIDIARIES

Deferred tax liabilities:
Purchased intangibles . . . . . . . . .     1,055           --           --
Plant and equipment, principally
  due to differences in depreciation. .     6,511        5,978        6,402
Inventories, principally due
  to differences in LIFO basis. . . . .     7,230        2,070        2,661
Other . . . . . . . . . . . . . . . . .     2,020        1,082          993
                                          -------       ------       ------
Total gross deferred tax liabilities. .    16,816        9,130       10,056
                                          -------       ------       ------
  Net deferred tax asset. . . . . . . .   $ 8,739        6,509        2,322
                                          -------       ------       ------
                                          -------       ------       ------

  Since it is more likely than not that the deferred tax asset of $25,555, $15,639 and $12,378 at December 28, 1996, December 30, 1995 and December 31, 1994, respectively, will be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, future taxable income and tax planning strategies, the Company has determined that there is no need to establish a valuation allowance for the deferred tax asset at December 28, 1996, December 30, 1995 and December 31, 1994, as required by SFAS No. 109, ACCOUNTING FOR INCOME TAXES.

(6) STOCK RIGHTS AND OPTIONS

  Under the Company's 1996 Stockholder Rights Plan, one right is attached to each outstanding share of common stock. Each right entitles the holder to purchase, under certain conditions, one-half share of common stock at a price of $30.00 ($60.00 per full share). The rights are not yet exercisable and no separate rights certificates have been distributed. All rights expire on March 31, 2006.

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

  The Company follows APB 25 and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

  On May 10, 1994, the stockholders approved a new stock incentive plan for officers and key employees ("the 1994 Plan"). As a result of this action, a previous plan was terminated. For purposes of the 1994 Plan, a total of 645,296 shares (including 245,296 shares remaining from the previous plan) were reserved for the granting of stock options, restricted stock awards and performance unit awards. Stock options are granted at not less than 100% of fair market value at date of grant and are exercisable over a term which may not exceed 10 years from date of grant. Restricted stock awards are subject to restrictions on transferability and such conditions for vesting, including continuous employment for specified periods of time, as may be determined at the date of grant. Performance unit awards are grants of rights to receive shares of stock if certain performance goals or criteria, determined at the time of grant, are achieved in accordance with the terms of the grants.

  On May 9, 1995 the stockholders approved a stock option plan for non-employee directors ("the Director Plan"). Under this plan, for which a total of 40,000 shares were reserved, annual grants of options to purchase 500 shares are made automatically to each eligible director following each annual meeting of stockholders. The stock options are granted at 100% of fair market value at date of grant, become exercisable six months following the date of grant and may be exercised over a term of five years from the date of grant.

  At December 28, 1996 under the 1994 Plan, options to purchase 341,110 shares of common stock of the Company at an average price of $17.19 per share and exercisable over terms of five to seven years from the dates of grant, have been granted and are outstanding. In February 1996, certain members of management exercised rights to purchase restricted stock from the Company at a 25% discount to fair market value pursuant to grants awarded in January 1996 under the terms of the 1994 Plan. The purchase required a minimum of 10% payment in cash with the remaining balance evidenced by a 5-year promissory note to the Company. Unearned compensation equivalent to the excess of market value of the shares purchased over the price paid by the recipient at the date of grant, and the unpaid balance of the promissory note have been charged to stockholders' equity; amortization of compensation expense was not significant. At December 28, 1996, 32,832 shares of restricted stock have been issued and are outstanding. Performance unit awards having a maximum potential payout of 190,046 shares have also been granted and are outstanding. Reserved for the granting of future stock options, restricted stock awards and performance unit awards are 67,136 shares.

  At December 28, 1996 under the Director Plan, options to purchase 8,000 shares of common stock of the Company, at an average price of $16.80 per share and exercisable over a term of five years from the dates of grant, have been granted and are outstanding. Reserved for the granting of future stock options are 32,000 shares.

  Changes in outstanding options during the three fiscal years ended December 28, 1996 are summarized as follows (in thousands):

                                                              Weighted Average
                                                       Shares    Option Price
                                                                   Per Share
-------------------------------------------------------------------------------
Options outstanding January 1, 1994 . . . . . . . . .    1               23.00
   Exercised. . . . . . . . . . . . . . . . . . . . .   (1)              16.88
   Forfeited. . . . . . . . . . . . . . . . . . . . .   (7)              18.19
   Granted. . . . . . . . . . . . . . . . . . . . . .  298               16.86
-------------------------------------------------------------------------------
Options outstanding December 31, 1994 . . . . . . . .  291               16.86
   Exercised. . . . . . . . . . . . . . . . . . . . .   (3)              16.72
   Forfeited. . . . . . . . . . . . . . . . . . . . .  (36)              16.88
   Granted. . . . . . . . . . . . . . . . . . . . . .    4               16.06
-------------------------------------------------------------------------------
Options outstanding December 30, 1995 . . . . . . . .  256               16.85
   Exercised. . . . . . . . . . . . . . . . . . . . .   (4)              16.77
   Forfeited. . . . . . . . . . . . . . . . . . . . .  (45)              17.05
   Granted. . . . . . . . . . . . . . . . . . . . . .  142               17.72
-------------------------------------------------------------------------------
Options outstanding December 28, 1996. . . . . . . .    349(a)            17.18
-------------------------------------------------------------------------------
(a) Remaining average contractual life of options outstanding at December 28, 1996 was 2.5 years.

Options exercisable at:
  December 28, 1996 . . . . . . . . . . . . . . . . .  147               16.95
  December 30, 1995 . . . . . . . . . . . . . . . . .  105               16.83

  The weighted average fair value of options granted during 1996 is $2.40. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming a

                         NASH FINCH COMPANY AND SUBSIDIARIES

weighted average risk-free interest rate of 6.0%, an expected dividend yield of 3.83%, expected lives of two and one-half years and volatility of 18.7%. Had compensation expense for stock options been determined based on the fair value method (instead of intrinsic value method) at the grant dates for awards, the Company's 1996 and 1995 net income and earnings per share would have decreased by less than 1%. The effects of applying the fair value method of measuring compensation expense for 1996 is likely not representative of the effects for future years in part because the fair value method was applied only to stock options granted after December 31, 1994.

(7) LEASE AND OTHER COMMITMENTS

  A substantial portion of the store and warehouse properties of the Company are leased. The following table summarizes assets under capitalized leases (in thousands):

-------------------------------------------------------------------------------
                                                            1996          1995
-------------------------------------------------------------------------------
Buildings and improvements. . . . . . . . . . . . . .    $26,105        12,923
Less accumulated amortization . . . . . . . . . . . .    (10,147)       (4,011)
                                                         -------       -------
   Net assets under capitalized leases. . . . . . . .    $15,958         8,912
                                                         -------       -------
                                                         -------       -------

  At December 28, 1996, future minimum rental payments under noncancelable leases and subleases are as follows (in thousands):

-------------------------------------------------------------------------------
                                                         Operating     Capital
                                                          leases        leases
-------------------------------------------------------------------------------
1997 . . . . . . . . . . . . . . . . . . . . . . . .    $ 27,366         6,217
1998 . . . . . . . . . . . . . . . . . . . . . . . .      24,289         6,129
1999 . . . . . . . . . . . . . . . . . . . . . . . .      21,095         6,052
2000 . . . . . . . . . . . . . . . . . . . . . . . .      18,767         5,927
2001 and thereafter  . . . . . . . . . . . . . . . .     100,374        65,357
                                                        --------      --------
Total minimum lease payments(a). . . . . . . . . . .    $191,891        89,682
Less imputed interest (rates
  ranging from 7.9% to 11.5%). . . . . . . . . . . .                   (46,118)
                                                                      --------
Present value of net minimum
  lease payments . . . . . . . . . . . . . . . . . .                    43,564
Less current maturities  . . . . . . . . . . . . . .                    (1,732)
                                                                      --------
Capitalized lease obligations. . . . . . . . . . . .                    41,832
                                                                      --------
                                                                      --------

(a) Future minimum payments for operating and capital leases have not been reduced by minimum sublease rentals receivable under noncancelable subleases. Total future minimum sublease rentals related to operating and capital lease obligations as of December 28, 1996 are $84.0 million and $49.3 million, respectively.

    Total rental expense under operating leases for fiscal years 1996, 1995 and 1994 is as follows (in thousands):

-------------------------------------------------------------------------------
                                             1996           1995          1994
-------------------------------------------------------------------------------
Total rentals . . . . . . . . . . . . .   $33,316         27,533        28,978
Less real estate taxes,
  insurance and other
  occupancy costs . . . . . . . . . . .    (2,070)        (2,095)       (2,429)
                                           ------         ------        ------
Minimum rentals . . . . . . . . . . . .    31,246         25,438        26,549
Contingent rentals. . . . . . . . . . .       183            312           148
Sublease rentals. . . . . . . . . . . .    (9,449)        (7,964)       (7,716)
                                           ------         ------        ------
                                          $21,980         17,786        18,981
                                           ------         ------        ------
                                           ------         ------        ------

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

  The Company has guaranteed certain lease and promissory note obligations of customers aggregating approximately $23.7 million.

(8) CONCENTRATION OF CREDIT RISK

  The Company provides financial assistance in the form of secured loans to some of its independent retailers for inventories, store fixtures and equipment, working capital and store improvements. Loans are secured by liens on inventory or equipment or both, by personal guarantees and by other types of collateral. In addition, the Company may guarantee lease and promissory note obligations of customers.

  As of December 28, 1996, the Company has guaranteed outstanding promissory note obligations of one customer in the amount of $8.3 million and of another customer in the amount of $3.8 million.

  In the normal course of business, the Company's produce marketing operation in California makes cash advances to produce growers during various product growing seasons, to fund production costs. Such advances are repayable at the end of the respective growing seasons. Unpaid advances are generally secured by liens on real estate and, in certain instances, on crops yet to be harvested. At December 28, 1996, $8.1 million in notes and growers advances were outstanding.

  The Company establishes allowances for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Management believes that adequate provisions have been made for any doubtful accounts.

(9) PROFIT SHARING PLAN

  The Company has a profit sharing plan covering substantially all employees meeting specified requirements. Contributions, determined by the Board of Directors, are made to a noncontributory profit sharing trust based on profit performances. Profit sharing expense for 1996, 1995 and 1994 was $4.1 million, $3.8 million and $3.5 million, respectively.

  Certain officers and key employees are participants in a deferred compensation plan providing fixed benefits payable in equal monthly installments upon retirement. Annual increments to the deferred compensation plan are charged to earnings.

(10) PENSION

  Super Food has a qualified non-contributory retirement plan to provide retirement income for eligible full-time employees who are not covered by union retirement plans. Pension benefits under the plans are based on length of service and compensation. The Company contributes amounts necessary to meet minimum funding requirements.

  The plans' funded status at December 28, 1996 was:

-------------------------------------------------------------------------------
                                                                         1996
-------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested benefits . . . . . . . . . . . . . . . . . . . . . . . . . .  $28,979
  Nonvested benefits. . . . . . . . . . . . . . . . . . . . . . . . .      388
                                                                        ------
     Accumulated benefit obligation . . . . . . . . . . . . . . . . .  $29,367
Additional benefits based on future salary levels . . . . . . . . . .    3,193
                                                                        ------
  Projected benefit obligation. . . . . . . . . . . . . . . . . . . .  $32,560
Plan assets at fair value, principally listed securities. . . . . . .  (34,274)
                                                                        ------
  Plan assets (over) under projected benefit obligation . . . . . . .   (1,714)
Unrecognized net gain . . . . . . . . . . . . . . . . . . . . . . . .      911
                                                                        ------
   Net Prepaid Pension Cost . . . . . . . . . . . . . . . . . . . . .   $ (803)
                                                                        ------
                                                                        ------

  Assumptions used in the determination of the above amounts, in conjunction with the recording of the Super Food acquisition, include the following:

-------------------------------------------------------------------------------
                                                                         1996
-------------------------------------------------------------------------------

Discount rate for determining estimated
  obligations and interest cost. . . . . . . . . . . . . . . . . . .     8.5%
Expected aggregate average long-term change in compensation. . . . .     4.5%
Expected long-term return on assets. . . . . . . . . . . . . . . . .     8.5%

                         NASH FINCH COMPANY AND SUBSIDIARIES

  Approximately 49% of Super Food employees are covered by collectively-bargained, multi-employer pension plans. Contributions are determined in accordance with the provisions of negotiated union contracts and generally are based on the number of hours worked. The Company does not have the information available to determine its share of the accumulated plan benefits or net assets available for benefits under the multi-employer plans.

  Aggregate cost for the Company's retirement plans includes the following components:

                                                                         ------
                                                                          1996
                                                                         ------
Defined Benefit Plan:
  Service cost benefits earned during the year. . . . . . . . . . . . .  $  237
  Interest cost on projected benefit obligation . . . . . . . . . . . .     882
  Return on assets. . . . . . . . . . . . . . . . . . . . . . . . . . .  (1,855)
  Net amortization and deferral . . . . . . . . . . . . . . . . . . . .     931
                                                                         ------
Net pension expense . . . . . . . . . . . . . . . . . . . . . . . . . .     195
Mult-employer plans . . . . . . . . . . . . . . . . . . . . . . . . . .     370
                                                                         ------
     Total Pension and Retirement Plan Expense. . . . . . . . . . . .    $  565
                                                                         ------
                                                                         ------

(11) POSTRETIREMENT HEALTH CARE BENEFITS

  The Company provides certain health care benefits for retired employees. Substantially all of the Company's employees not subject to collective bargaining agreements, become eligible for those benefits when they reach normal retirement age and have a minimum of 15 years of service with the Company.

  The Company adopted SFAS No. 106, EMPLOYER'S ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS which requires accrual of the estimated future cost of providing postretirement health costs over the active service life of the employee.

  The periodic postretirement benefit costs under Statement 106 were as follows (in thousands):

-------------------------------------------------------------------------------
                                                        1996     1995      1994
-------------------------------------------------------------------------------
Service costs . . . . . . . . . . . . . . . . . .      $260      273       235
Interest costs. . . . . . . . . . . . . . . . . .       403      382       361
Amortization of unrecognized
  transition obligation . . . . . . . . . . . . .       248      249       248
                                                       ----      ---       ---
Net postretirement costs. . . . . . . . . . . . .      $911      904       844
                                                       ----      ---       ---
                                                       ----      ---       ---

  The actuarial present value of benefit obligations at December 30, 1995 and December 31, 1994 are as follows (in thousands):

-------------------------------------------------------------------------------
                                                        1996     1995      1994
-------------------------------------------------------------------------------
 Retirees eligible for benefits . . . . . . . . .    $1,969    1,903     1,612
 Active employees fully eligible. . . . . . . . .       428      493       466
 Active employees not fully eligible. . . . . . .     3,204    3,147     3,191
                                                     ------    -----     -----
                                                     $5,601    5,543     5,269
                                                     ------    -----     -----
                                                     ------    -----     -----

  The assumed annual rate of future increases in per capita cost of health care benefits was 11.0% in fiscal 1996 declining at a rate of .5% per year to 6.5% in 2005 and thereafter. Increasing the health care cost trend by 1% in each year would increase the accumulated benefit obligation by $282,000 at December 28, 1996 and the service and interest costs by $47,000 for fiscal 1996. The discount rate used in determining the accumulated benefit obligation was 7.5%.

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

  Operating profit is net sales and revenues, less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate expenses, interest expense, interest income, income taxes and earnings from equity investments. Wholesale distribution operating profits on sales through company-owned stores have been allocated to the retail segment.

  Identifiable assets are those used exclusively by that industry segment or an allocated portion of assets used jointly by two industry segments. Corporate assets are principally cash and cash equivalents, notes receivable, corporate office facilities and equipment.

MAJOR SEGMENTS OF BUSINESS (IN THOUSANDS)

-------------------------------------------------------------------------------
                                                1996         1995       1994
-------------------------------------------------------------------------------
Net sales and other
 operating revenues:
   Wholesale distribution . . . . . . . . . $2,468,695   1,968,982   1,854,629
   Retail distribution. . . . . . . . . . .    850,404     859,956     925,772
   Produce marketing
     and other. . . . . . . . . . . . . . .     50,410      48,154      41,861
                                            ----------   ---------   ---------
       Total net sales and
         other operating
         revenues . . . . . . . . . . . . . $3,369,509   2,877,092   2,822,262
                                            ----------   ---------   ---------
                                            ----------   ---------   ---------
Operating profit:
   Wholesale distribution . . . . . . . . . $   37,115      30,047      24,593
   Retail distribution. . . . . . . . . . .      7,709       4,143       8,804
   Produce marketing
     and other. . . . . . . . . . . . . . .      2,124       2,439       1,122
                                            ----------   ---------   ---------
       Total operating profit . . . . . . .     46,948      36,629      34,519
                                            ----------   ---------   ---------
   Interest income. . . . . . . . . . . . .      1,613       2,759       2,675
   Interest expense . . . . . . . . . . . .    (14,894)    (10,793)    (11,384)
                                            ----------   ---------   ---------
       Earnings before
         income taxes . . . . . . . . . . . $   33,667      28,595      25,810
                                            ----------   ---------   ---------
                                            ----------   ---------   ---------
Identifiable assets:
   Wholesale distribution . . . . . . . . . $  649,470     205,288     240,415
   Retail distribution. . . . . . . . . . .    203,217     201,493     203,317
   Produce marketing
     and other. . . . . . . . . . . . . . .     41,948      45,662      42,597
   Corporate. . . . . . . . . . . . . . . .     50,842      61,817      45,275
                                            ----------   ---------   ---------
                                            $  945,477     514,260     531,604
                                            ----------   ---------   ---------
                                            ----------   ---------   ---------
Capital expenditures:
   Wholesale distribution . . . . . . . . . $   15,511       8,704       8,372
   Retail distribution. . . . . . . . . . .     19,795      15,517      25,821
   Produce marketing
     and other. . . . . . . . . . . . . . .      2,234       5,259       2,072
 Corporate. . . . . . . . . . . . . . . . .     13,793       3,784       1,913
                                            ----------   ---------   ---------
                                            $   51,333      33,264      38,178
                                            ----------   ---------   ---------
                                            ----------   ---------   ---------
Depreciation and amortization:
   Wholesale distribution . . . . . . . . . $   14,996      11,121      11,660
   Retail distribution. . . . . . . . . . .     15,791      14,454      16,600
   Produce marketing
     and other. . . . . . . . . . . . . . .      1,511       1,597       1,513
   Corporate  . . . . . . . . . . . . . . .      2,461       2,234       2,058
                                            ----------   ---------   ---------
                                            $   34,759      29,406      31,831
                                            ----------   ---------   ---------
                                            ----------   ---------   ---------
(13) SALE OF SUBSIDIARY

  On December 2, 1995, the Company sold the outstanding stock of Thomas & Howard Company of Hickory, Inc., a wholly-owned subsidiary located in Newton, North Carolina, and T&H Service Merchandisers, Inc., a wholly-owned subsidiary of Thomas & Howard, to H. T. Hackney Co. of Knoxville, Tennessee. The sale, which netted proceeds of approximately $22.3 million in cash resulted in the recognition of a pretax gain of $1.8 million.



                                                     NASH FINCH COMPANY AND SUBSIDIARIES

CONSOLIDATED SUMMARY OF OPERATIONS

Eleven years ended December 28, 1996
(not covered by Independent Auditors' Report)
                                                         1996         1995       1994         1993       1992         1991
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                      (52 weeks)   (52 weeks)    (52 weeks)   (52 weeks)  (53 weeks)   (52 weeks)
----------------------------------------------------------------------------------------------------------------------------------
Sales and revenues. . . . . . . . . . . . . . . .     $3,369,509    2,877,092    2,822,262    2,715,787    2,509,464    2,337,560
Other income. . . . . . . . . . . . . . . . . . .          5,976       11,744        9,738        7,748        5,974        5,718
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Total sales, revenues and other income. . . . . .      3,375,485    2,888,836    2,832,000    2,723,535    2,515,438    2,343,278
Cost of sales . . . . . . . . . . . . . . . . . .      2,932,709    2,469,841    2,410,292    2,325,249    2,147,845    1,997,462
Selling, general, administrative,
 and other operating expenses,
 including warehousing and
 transportation expenses. . . . . . . . . . . . .        355,364      346,442      349,190      328,703      294,700      276,144
Interest expense. . . . . . . . . . . . . . . . .         14,894       10,793       11,384       10,114        9,294        8,966
Depreciation and amortization . . . . . . . . . .         34,759       29,406       31,831       29,145       27,038       26,124
Profit sharing contribution . . . . . . . . . . .          4,092        3,759        3,493        3,646        3,963        3,789
Provision for income taxes. . . . . . . . . . . .         13,635       11,181       10,330       10,804       12,530       11,738
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Net earnings. . . . . . . . . . . . . . . . . . .     $   20,032       17,414       15,480       15,874       20,068       19,055
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Earnings per share. . . . . . . . . . . . . . . .     $     1.81         1.60         1.42         1.46         1.85         1.75
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Cash dividends declared
 per common share(2). . . . . . . . . . . . . . .     $      .75          .74          .73          .72          .71          .70
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Average number of common
 shares outstanding during period
 (in thousands)(2). . . . . . . . . . . . . . . .         11,055       10,875       10,873       10,872       10,872       10,871
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Pre-tax earnings as a percent of
 sales and revenues . . . . . . . . . . . . . . .           1.00          .99          .91          .98         1.30         1.31
Net earnings as a percent of
 sales and revenues . . . . . . . . . . . . . . .            .59          .60          .55          .58          .80          .81
Effective income tax rate . . . . . . . . . . . .           40.5         39.1         40.0         40.5         38.4         38.1

Current assets. . . . . . . . . . . . . . . . . .     $  525,596      311,690      309,522      294,925      310,170      239,850
Current liabilities . . . . . . . . . . . . . . .     $  297,088      207,688      220,065      215,021      213,691      154,993
Net working capital . . . . . . . . . . . . . . .     $  228,508      104,002       89,457       79,904       96,479       84,857
Ratio of current assets
 to current liabilities . . . . . . . . . . . . .           1.77         1.50         1.41         1.37         1.45         1.55
Total assets. . . . . . . . . . . . . . . . . . .     $  945,477      514,260      531,604      521,654      513,615      429,648
Capital expenditures. . . . . . . . . . . . . . .     $   51,333       33,264       34,965       36,382       42,991       36,836
Long-term obligations (long-term debt
 and capitalized lease obligations) . . . . . . .     $  403,651       81,188       95,960       97,887       94,145       82,532
Stockholders' equity. . . . . . . . . . . . . . .     $  232,861      215,313      206,269      199,264      191,204      178,846
Stockholders' equity per share(1), (2). . . . . .     $    21.06        19.80        18.97        18.33        17.59        16.45
Return on average stockholders' equity. . . . . .     %     8.94         8.26         7.63         8.13        10.85        11.01
Number of common stockholders
 of record at year-end. . . . . . . . . . . . . .          2,230        1,940        2,074        2,074        2,087        2,122
Common stock high price(2), (3) . . . . . . . . .         21 5/8       20 1/2       18 1/4       23 1/4       19 3/4       20 1/4
Common stock low price(2), (3). . . . . . . . . .         15 3/4       15 3/4       15 3/8          17        16 1/4       16 1/2


                                                         1990          1989         1988        1987         1986
                                                      (52 weeks)   (52 weeks)    (52 weeks)   (52 weeks)  (53 weeks)
---------------------------------------------------------------------------------------------------------------------
Sales and revenues. . . . . . . . . . . . . . . .      2,369,054    2,219,451    2,091,822    1,938,758    1,573,717
Other income. . . . . . . . . . . . . . . . . . .          5,799        4,312        6,012        4,590        3,640
                                                      ----------   ----------   ----------   ----------   ----------
Total sales, revenues and other income. . . . . .      2,374,853    2,223,763    2,097,834    1,943,348    1,577,357
Cost of sales . . . . . . . . . . . . . . . . . .      2,036,335    1,904,041    1,807,448    1,682,667    1,360,537
Selling, general, administrative,
 and other operating expenses,
 including warehousing and
 transportation expenses. . . . . . . . . . . . .        271,735      264,024      230,221      198,553      165,713
Interest expense. . . . . . . . . . . . . . . . .          8,670        8,277        8,106        8,087        6,497
Depreciation and amortization . . . . . . . . . .         25,551       23,170       20,193       18,389       16,249
Profit sharing contribution . . . . . . . . . . .          3,603        3,089        2,832        2,734        2,349
Provision for income taxes. . . . . . . . . . . .         11,129        8,010       10,859       14,416       12,178
                                                      ----------   ----------   ----------   ----------   ----------
Net earnings. . . . . . . . . . . . . . . . . . .         17,830       13,152       18,175       18,502       13,834
                                                      ----------   ----------   ----------   ----------   ----------
Earnings per share. . . . . . . . . . . . . . . .           1.64         1.21         1.67         1.75         1.35
                                                      ----------   ----------   ----------   ----------   ----------
Cash dividends declared
 per common share(2). . . . . . . . . . . . . . .            .69          .67          .65          .57          .52
                                                      ----------   ----------   ----------   ----------   ----------
Average number of common
 shares outstanding during period
 (in thousands)(2). . . . . . . . . . . . . . . .         10,870       10,868       10,881       10,576       10,244
                                                      ----------   ----------   ----------   ----------   ----------
Pre-tax earnings as a percent of
 sales and revenues . . . . . . . . . . . . . . .           1.22          .95         1.38         1.69         1.65
Net earnings as a percent of
 sales and revenues . . . . . . . . . . . . . . .            .75          .59          .87          .95          .88
Effective income tax rate . . . . . . . . . . . .           38.4         37.9         37.4         43.8         46.8
Current assets. . . . . . . . . . . . . . . . . .        234,121      212,264      219,956      209,305      182,676
Current liabilities . . . . . . . . . . . . . . .        159,439      128,159      153,068      127,608      120,687
Net working capital . . . . . . . . . . . . . . .         74,682       84,105       66,888       81,697       61,989
Ratio of current assets
 to current liabilitie. . . . . . . . . . . . . .           1.47         1.66         1.44         1.64       1.51 s
Total assets. . . . . . . . . . . . . . . . . . .        416,233      380,771      388,269      352,187      313,908
Capital expenditures. . . . . . . . . . . . . . .         36,129       34,635       52,019       29,680       26,969
Long-term obligations (long-term debt
 and capitalized lease obligations) . . . . . . .         74,333       77,950       66,216       66,988       61,588
Stockholders' equity. . . . . . . . . . . . . . .        167,388      157,024      151,043      140,850      116,416
Stockholders' equity per share(1), (2). . . . . .          15.40        14.45        13.90        12.97        11.34
Return on average stockholders' equity. . . . . .          10.99         8.54        12.45        14.38        12.36
Number of common stockholders
 of record at year-end. . . . . . . . . . . . . .          2,138        2,146        2,227        2,234        1,829
Common stock high price(2), (3) . . . . . . . . .         25 1/4       25 3/4       27 1/2       26 1/2       19 1/8
Common stock low price(2), (3). . . . . . . . . .         16 1/4       21 1/4           18       14 3/4       14 3/4



(1) Based on outstanding shares at year-end.
(2) Adjusted to reflect 2-for-1 stock split 1987.
(3) High and low closing sale price.



                             [CHART]                    [CHART]


                             [CHART]


                                                                              27