Form 10-K, Exhibit 13
period 1998-01-03
NASH FINCH CO
filed 1998-04-03
CIK 69671

NASH FINCH COMPANY and Subsidiaries

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

  This discussion of the Company's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and accompanying notes.

RESULTS OF OPERATIONS

                                           1997                1996                 1995
-----------------------------------------------------------------------------------------

Total revenues .........................  100.0%              100.0%               100.0%
                                          -----------------------------------------------
                                          -----------------------------------------------
Gross margin ...........................   12.9                13.1                 14.5
Selling, general and administrative,
     and other operating expenses ......   10.3                10.7                 12.1
Special charges ........................     .7                  --                   --
Depreciation and amortization ..........    1.1                 1.0                  1.0
Interest expense .......................     .7                  .4                   .4
Earnings before income taxes ...........     --                 1.0                  1.0
Income taxes ...........................     --                  .4                   .4
                                          -----------------------------------------------
Net earnings ...........................     --                  .6                   .6
                                          -----------------------------------------------
                                          -----------------------------------------------

REVENUES

  Total revenues increased 30.1% during fiscal 1997 to $4.392 billion compared to $3.375 billion in 1996 and $2.889 billion in 1995. The increase in 1997 is largely attributed to the acquisition of Super Food Services, Inc. ("Super Food"), which took place during fiscal 1996 (see Note (2) of Notes to Consolidated Financial Statements), the addition of new independent retail accounts and an additional week of operations in 1997.

  Wholesale segment revenues increased 41.9% to $3.503 billion from $2.469 billion in 1996, primarily due to the acquisitions of Super Food and T. J. Morris Company ("T. J. Morris") in 1996 and the business and certain assets of United-A.G. Cooperative Inc. ("United-A.G.") in fiscal 1997. Wholesale revenues include an additional week of business and reflect a full year's volume from Sunshine Food Markets, a seven-store chain which the Company began servicing in November 1996, following its acquisition by a joint venture, 50% of which is owned by the Company. Fiscal 1996 revenues increased 25.4% over 1995 because of the expansion of business from acquisitions, in particular Military Distributors of Virginia ("MDV") which occurred in January 1996.

  Retail segment revenues declined 3.3% from $850.4 million in fiscal 1996 to $822.2 million in 1997. The decline is attributed to a net reduction of nine stores. During the year, the Company closed eight underperforming stores, sold four other units to non-affiliated retailers and opened three stores to strengthen existing market areas in South Dakota and North Carolina. Same store sales, expressed on an equivalent 52-week basis, declined .9% compared to last year. This decline is indicative of competitive market conditions in certain market areas and little or no food price inflation. Retail revenues during 1996 decreased 1.1% from 1995, again due to the closing or selling of stores not meeting performance expectations.

GROSS MARGINS

  Gross margins were 12.9% in 1997, compared to 13.1% in 1996 and 14.5% in 1995. The decline over the three-year period results from the growth of wholesale revenues which achieve lower margins than retail. Wholesale operations represented 80.0% of combined segment revenues in 1997, compared to 73.3% and 68.4% in 1996 and 1995, respectively. During 1997, wholesale margins increased as a result of three initiatives: (i) regionalizing procurement functions for the Company's Midwest and Southeast distribution centers, (ii) implementing more efficient logistical systems for handling of variety or specialty food products through the Company's distribution centers, and (iii) improving coordination with suppliers to optimize ordering and delivery of product. All these have contributed to improved operating efficiencies and lower product costs.

  Retail margins for the year were flat. Improvements which resulted from a continued trend of sales of higher margin prepared foods, specialty products and services were offset by competitive pricing pressures which continued to intensify in certain market areas.

  Margins for fiscal 1995 reflect a greater proportion of retail segment business which achieves higher margins.

OPERATING EXPENSES

  Selling, general and administrative expenses as a percent of total revenues were 10.3% in 1997 compared to 10.7% in 1996 and 12.1% in 1995. The decline in expense levels as a percent of revenues is due to the increasing proportion of wholesale business which operates at lower expense levels than retail.

  For fiscal 1997, operating expense includes costs associated with a project involving new business information systems technology, which the Company has named HORIZONS. Although the project began in fiscal 1996, incremental expenses associated with HORIZONS were of greater significance throughout 1997 as costs associated with system design, software configuration and installation of hardware across the Company were incurred. Operating expenses related to the Company's management information systems were $3.2 million higher in 1997 compared to 1996, substantially all of which related to HORIZONS. This incremental expenditure is expected to continue through 1998 and into 1999 as the Company implements HORIZONS in substantially all operating units and trains associates in the optimal use of the system. Because HORIZONS is anticipated to become an integral part of the future of Nash Finch's business, incremental technology-related spending is anticipated to continue beyond 1999 although at a lesser rate.

  The Company expects benefits from the project to begin to accrue as the system becomes operational unit by unit, and to reach more significant levels beyond 1999 when the system is in place in substantially all operating units. The project represents a major strategic investment for the Company's future and is expected to provide greater flexibility to ultimately change business processes, thereby improving efficiency and effectiveness.

  Bad debt expense in 1997 was $5.1 million compared to $1.9 million in 1996. The increase is attributed to maintaining adequate reserve levels consistent with the growth, through acquisition, of customer receivables. Fiscal 1995 expense of $4.0 million included additional provisions primarily for Nash DeCamp grower accounts and notes.

SPECIAL CHARGES

  During 1997, the Company accelerated its strategic plan relative to strengthening its competitive position for the future. Coincident with the implementation of the plan, the Company recorded special charges, totaling $31.3 million, during the third quarter relating to all three operating segments of its business.

  The aggregate special charges include $14.5 million for the consolidation of selected warehouses. This charge contains provisions for non-cancelable lease obligations, expected losses on disposals of tangible assets, and other continuing occupancy costs. Also included are employee severance costs consistent with existing practices and the unamortized portion of goodwill for one of the locations.

  Also, related to wholesale operations, the special charges include $2.5 million of integration costs, incurred in the third quarter,

NASH FINCH COMPANY and Subsidiaries

associated with the acquisition of the business and certain assets of United-A.G. early in the third quarter. These expenses resulted from incremental labor costs due to a substantial turnover in workforce, training and other start-up activities. Stabilization of the workforce improved substantially during the fourth quarter, lowering expenses from levels experienced just after the acquisition.

  In retail operations, the strategic plan involves the closing or consolidation of fourteen, primarily leased stores. The special charges include a $5.2 million provision for the continuing non-cancelable lease obligations, anticipated losses on disposals of tangible assets, abandonment of certain leaseholds and the write-off of intangibles. The time frame for individual store closings will vary but should be completed by the first quarter of fiscal 1999. In some instances, closed stores are expected to be consolidated with other retail locations in the same relative market area, thereby minimizing the loss of wholesale volume.

  Continued operating losses through the dates of closing are unpredictable and were not included in the special charges. For 1997, the retail units included in the provision had aggregate sales and pretax losses of $82.9 million and $2.7 million, respectively, compared with $88.3 million and $1.8 million for 1996.

  The aggregate special charges contain a provision of $5.4 million for asset impairment of seven retail stores. Declining market share due to increasing competition, deterioration of operating performance in the third quarter, and forecasted future results that were less than previously planned, were the factors leading to the impairment determination. The impaired assets covered by the charge primarily include real estate, leasehold improvements and, to a lesser extent, goodwill related to two of the stores.

  An asset impairment charge of $1.0 million relating to agricultural assets was also recorded against several farming operations of Nash DeCamp, the Company's produce marketing subsidiary. The impairment determination was based on recent downturns in the market for certain varieties of fruit. The impairment resulted from anticipated future operating losses and inadequate projected cash flows from agricultural production of these products.

  Other special charges aggregating $2.8 million consist primarily of $.9 million related to the abandonment of current system software which is being replaced by the Company's HORIZONS project, and a loss of $.6 million realized on the sale of the Company's 22.4% equity investment in Alfa Trading Company, a Hungarian food wholesaler. Negotiations for the sale were substantially completed during the third quarter, and the transaction was completed in the fourth quarter. The remaining special charges relate principally to writing down idle real estate held for resale to current market values.

  The consolidations of wholesale and retail operations, as well as the impairment adjustment to the assets identified, will favorably impact earnings in the future due to reduced depreciation and amortization expenses and the elimination of losses from certain affected operations. However, such amounts are expected to be substantially offset by continuing costs related to HORIZONS.

DEPRECIATION AND AMORTIZATION

  Depreciation and amortization expense increased 37.2% from 1996 to $47.7 million in 1997. The increase was primarily due to a full year of amortization of goodwill and depreciation of property, plant and equipment associated with the acquisition of Super Food which occurred in 1996.

  In addition, capital expenditures related to the HORIZONS project resulted in increased depreciation expense of $2.0 million compared to last year. The increase in 1996 compared to 1995 is the result of acquisitions occurring in 1996, partially offset by lower depreciation expenses resulting from sale or closing of several retail stores.

INTEREST EXPENSE

  Interest expense increased from $14.9 million to $32.8 million largely due to the full year debt costs related to financing the Super Food acquisition last year. The acquisition of the business and certain assets of United-A.G. also contributed to higher interest expense in 1997. Interest expense as a percent of revenues was .75%, .44% and .37% for 1997, 1996 and 1995, respectively.

  The increase in interest expense in 1996 compared to 1995 was primarily due to financing the acquisition of MDV early in 1996.

EARNINGS (LOSS) BEFORE INCOME TAXES

  Including the special charges, the Company reported a pretax loss of $234,000 for 1997 compared to pretax earnings of $33.7 million in 1996 and $28.6 million in 1995. Each segment of the Company's business was negatively affected by these charges (see Note (14) of Notes to Consolidated Financial Statements). Operating profit of $26.2 million in 1997 declined 44.1% from $46.9 million in 1996, while 1996 improved 28.2% compared to $36.6 million in 1995.

  Excluding special charges, wholesale segment operating profit would have been $50.8 million, or 1.45% of segment sales and other operating revenues, compared to $37.1 million, or 1.5% of such revenues a year ago. The lower margin reflects a decline in earnings as a percent of revenues for the existing and newly acquired wholesale operations, where independent retail customers were affected by a weak sales environment, somewhat offset by increases in earnings contributions of the military division.

  Retail segment operating profit before special charges would have been $5.8 million compared to $7.7 million last year. The decline resulted from competitive pricing pressures in certain markets throughout the year, and the loss of sales volume due to the sale or closure of certain underperforming stores.

  Nash DeCamp, the Company's produce marketing subsidiary would have reported operating profit of $934,000 before special charges compared to $2.1 million and $2.4 million in 1996 and 1995, respectively. The weak performance resulted from poor market prices caused by a surplus of available product, particularly tree fruit.

INCOME TAXES

  The effective income tax rate for 1997 is influenced by a number of factors that do not allow for a meaningful comparison to prior years. The tax provision substantially results from the nondeductibility of goodwill relating to the acquisitions of Super Food and T. J. Morris, partially offset by other items as shown in tax rate tables in Note (6) of Notes to Consolidated Financial Statements.

YEAR 2000 COMPLIANCE

  Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

NASH FINCH COMPANY and Subsidiaries


  The Company uses a significant number of computer software programs and embedded operating systems that are essential to its business. The Company's resolution to the year 2000 issue is substantially incorporated in the system design of the HORIZONS project. In addition, since all segments of the Company will not be initially impacted by HORIZONS, the Company has been actively engaged in a process designed to mitigate any detrimental effects from the year 2000 to any of these segments.


  The Company has also initiated communications with its significant suppliers and large customers with whom the Company's systems interface, exchange data or are dependent upon, for the purpose of coordinating efforts to minimize its vulnerability resulting from third parties' failure to resolve their own year 2000 issues. However, there can be no guarantee that the systems of such third parties will be timely corrected and would not have an adverse effect on the Company's system. The Company expects to be completed with year 2000 compliance in mid-1999 and believes that with the HORIZONS project and modifications of its existing software and systems, year 2000 compliance will not pose significant operating problems. However, the Company's business, results of operations or financial condition could be adversely affected by the failure of its system, or others' systems, to operate properly beyond 1999. Wherever possible, the Company will be developing and executing contingency plans designed to allow continued operation in the event of failure of the Company's or other third party systems.

  Costs associated with a substantial portion of year 2000 compliance coincide with the new software and system design of the HORIZONS project. The cost of year 2000 compliance for business operations not affected by HORIZONS is not expected to have a material effect on results of operations.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has financed its capital needs through a combination of internal and external sources. These sources include cash flow from operations, short-term bank borrowings, various types of long-term debt, lease and equity financing.

  Cash provided from operating activities was $87.7 million compared to $32.9 million in 1996. The increase is attributed to the improvements in operating profit before special charges and depreciation and amortization expenses.

  Working capital at January 3, 1998 declined to $199.9 million compared to $228.5 million at the end of 1996, reflecting the reduction in current assets. The current ratio was 1.68 in 1997 compared to 1.77 in 1996.

  At January 3, 1998, the Company had $11.3 million in short-term debt compared to $16.2 million at fiscal year-end 1996. As of January 3, 1998, the Company had uncommitted lines of credit totaling $25 million with two banks, under which a total of $13.7 million was unused. The Revolving Credit Facility provides for borrowings of up to $360 million, under which a total of $204 million was outstanding at year-end. An agreement with a trust company provides for borrowings of up to $150 million, under which $10 million was borrowed at year-end. During the year, the Company utilized the existing revolving agreements to finance the acquisition of United-A.G. and capital outlays related to HORIZONS.

  During the first quarter of 1998, and in conjunction with a planned $150 million unregistered, subordinated debt offering, the Company prepaid $106.3 million of senior notes and paid prepayment premiums totaling $9.4 million, all with drawings under the Revolving Credit Facility. The Company intends to use the net proceeds from the offering, after fees and expenses, to repay certain amounts outstanding under the Revolving Credit Facility.

  During fiscal 1997, the Company provided financial assistance in the form of secured loans totaling $18.8 million to new or existing independent retailers. These loans are generally used to maintain and expand their businesses. In addition, the Company sold $37.0 million of trade accounts receivable and used proceeds from the sale to reduce long-term debt.

  Of the $31.3 million pretax special charges, approximately $13.6 million involve cash outflows, while the balance are non-cash. On an after tax basis, the cash impact is estimated to be $8.5 million, to be funded primarily from internally generated funds.

  Capital projects designed to maintain operating capacity, expand operations or improve efficiency totaled $67.7 million in 1997 compared to $51.3 million in 1996. Included in 1997 and 1996 expenditures are approximately $20.0 million and $8.1 million, respectively, related to the HORIZONS project. Total cash outlay for the design, installation of, and training for HORIZONS is projected to be about $76 million over the period of 1996 through 2004. Approximately half of such amount had been expended as of January 3, 1998. Of the $76 million, $58.7 million is expected to be capitalized. A majority of the remaining projected capital expenditures relating to HORIZONS are expected to be made in 1998.

  The Company believes that borrowings under the Revolving Credit Facility, other credit agreements, cash flows from operating activities and lease financings will be adequate to meet the Company's working capital needs, planned capital expenditures and debt service obligations for the foreseeable future.

FORWARD-LOOKING STATEMENTS

The information contained in this Annual Report includes forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can be identified by the use of words like "believes," "expects," "may," "will," "should," "anticipates" or similar expressions, as well as discussions of strategy. Although such statements represent management's current expectations based on available data, they are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Such risks, uncertainties and other factors may include, but are not limited to, the ability to: meet debt service obligations and maintain future financial flexibility; respond to continuing competitive pricing pressures; retain existing independent wholesale customers and attract new accounts; successfully implement the HORIZONS system in a timely manner and without substantial unexpected cost; otherwise address year 2000 issues as they affect the Company, its customers and vendors; and fully integrate acquisitions and realize expected synergies.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Nash Finch Company Common Stock is traded in the national over-the-counter market under the symbol NAFC. The following table sets forth, for each of the calendar periods indicated, the range of high and low closing sales prices for the Common Stock as reported by the NASDAQ National Market System, and the cash dividends paid per share of Common Stock. Prices do not include adjustments for retail mark-ups, mark-downs or commissions. At January 3, 1998 there were 2,226 stockholders of record.

                                                                            Dividends
                                     1997                1996               Per Share
                                ---------------     ----------------     --------------
                                High        Low     High         Low     1997      1996
---------------------------------------------------------------------------------------
First Quarter ...............  $22        18        18 1/2     16        .18       .18
Second Quarter ..............   22 1/4    17 1/2    18         15 3/4    .18       .18
Third Quarter ...............   24 7/8    19 3/4    16 3/4     15 1/2    .18       .18
Fourth Quarter ..............   24 1/2    17 1/2    21 3/4     16 1/4    .18       .21
---------------------------------------------------------------------------------------

NASH FINCH COMPANY and Subsidiaries


CONSOLIDATED STATEMENTS OF EARNINGS/LOSS
Fiscal years ended January 3, 1998,
December 28, 1996 and December 30, 1995.                                  1997         1996        1995
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                53 WEEKS     52 weeks    52 weeks
----------------------------------------------------------------------------------------------------------
 INCOME:
  Net sales .......................................................   $ 4,319,095    3,322,666   2,831,114
  Other revenues ..................................................        72,507       52,819      57,722
                                                                      -----------    ---------   ---------
    Total revenues ................................................     4,391,602    3,375,485   2,888,836

COST AND EXPENSES:
  Cost of sales ...................................................     3,826,377    2,932,709   2,469,841
  Selling, general and administrative, and other operating
   expenses .......................................................       453,645      359,456     350,201
  Special charges .................................................        31,272           --          --
  Depreciation and amortization ...................................        47,697       34,759      29,406
  Interest expense ................................................        32,845       14,894      10,793
                                                                      -----------    ---------   ---------
    Total costs and expenses ......................................     4,391,836    3,341,818   2,860,241
    Earnings (loss) before income taxes ...........................          (234)      33,667      28,595
  Income taxes ....................................................           994       13,635      11,181
                                                                      -----------    ---------   ---------
  Net earnings (loss) .............................................   $    (1,228)      20,032      17,414
                                                                      -----------    ---------   ---------
                                                                      -----------    ---------   ---------
  Basic earnings (loss) per share .................................   $     (0.11)       1.83         1.60
                                                                      -----------    ---------   ---------
                                                                      -----------    ---------   ---------
  Diluted earnings (loss) per share ...............................   $     (0.11)       1.81         1.60
                                                                      -----------    ---------   ---------
                                                                      -----------    ---------   ---------
----------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders
Nash Finch Company:

                                                                         [LOGO]

  We have audited the accompanying consolidated balance sheets of Nash Finch Company and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of earnings/loss, stockholders' equity, and cash flows for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nash Finch Company and subsidiaries at January 3, 1998 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Minneapolis, Minnesota

March 26, 1998

NASH FINCH COMPANY and Subsidiaries

CONSOLIDATED BALANCE SHEETS

January 3, 1998 and December 28, 1996
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

ASSETS                                               1997         1996
-----------------------------------------------------------------------
CURRENT ASSETS:
  Cash .......................................   $     933          921
  Accounts and notes receivable, net..........     173,962      206,062
  Inventories ................................     287,801      293,458
  Prepaid expenses ...........................      22,582       20,492
  Deferred tax assets ........................       9,072        4,663
                                                 ---------      -------
    Total current assets .....................     494,350      525,596
Investments in affiliates ....................       7,679       10,300
Notes receivable, noncurrent .................      23,092       21,652

PROPERTY, PLANT AND EQUIPMENT:
  Land .......................................      31,229       33,753
  Buildings and improvements .................     137,070      148,227
  Furniture, fixtures and equipment ..........     306,762      295,147
  Leasehold improvements .....................      60,578       54,925
  Construction in progress ...................      28,485        7,543
  Assets under capitalized leases ............      25,048       26,105
                                                 ---------      -------
                                                   589,172      565,700
  Less accumulated depreciation and
   amortization ..............................    (312,939)    (293,845)
                                                 ---------      -------
    Net property, plant and equipment ........     276,233      271,855
Intangible assets, net .......................      70,732       80,312
Investment in direct financing leases ........      19,094       22,011
Deferred tax asset, net ......................       2,622        4,076
Other assets .................................      11,081        9,675
                                                 ---------      -------
    Total assets .............................   $ 904,883      945,477
                                                 ---------      -------
                                                 ---------      -------
-----------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NASH FINCH COMPANY and Subsidiaries

LIABILITIES AND STOCKHOLDERS' EQUITY                                                 1997         1996
-------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Outstanding checks .........................................................   $  36,271       32,492
  Short-term debt payable to banks ...........................................      11,300       16,171
  Current maturities of long-term debt and capitalized lease
    obligations ..............................................................       7,964        7,795
  Accounts payable ...........................................................     177,548      183,501
  Accrued expenses ...........................................................      60,599       54,130
  Income taxes ...............................................................         737        2,999
                                                                                 ---------    ---------
    Total current liabilities ................................................     294,419      297,088

Long-term debt ...............................................................     325,489      361,819

Capitalized lease obligations ................................................      38,517       41,832
Deferred compensation ........................................................       6,768        7,476
Other ........................................................................      14,072        4,401

STOCKHOLDERS' EQUITY:
  Preferred stock - no par value
      Authorized 500 shares; none issued .....................................          --           --
  Common stock of $1.66 2/3 par value
      Authorized 25,000 shares; issued shares (1997 - 11,575; 1996 - 11,574) .      19,292       19,290
  Additional paid-in capital .................................................      17,648       16,816
  Foreign currency translation adjustment - net of a $633
    deferred tax benefit .....................................................        --           (950)
  Restricted stock ...........................................................        (391)        (500)
  Retained earnings ..........................................................     190,984      200,322
                                                                                 ---------    ---------
                                                                                   227,533      234,978
  Less cost of 252 shares and 307 shares of common stock in
    treasury, respectively ...................................................      (1,915)      (2,117)
                                                                                 ---------    ---------
       Total stockholders' equity ............................................     225,618      232,861
                                                                                 ---------    ---------
       Total liabilities and stockholders' equity ............................   $ 904,883      945,477
                                                                                 ---------    ---------
                                                                                 ---------    ---------
-------------------------------------------------------------------------------------------------------

NASH FINCH COMPANY and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended January 3, 1998,
December 28, 1996 and December 30, 1995.
(IN THOUSANDS)                                                 1997        1996        1995
--------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net earnings (loss) ...................................   $ (1,228)     20,032      17,414
  Adjustments to reconcile net earnings to net cash
  provided by operating activities:
    Special charges .....................................     28,749          --          --
    Depreciation and amortization .......................     47,697      34,759      29,406
    Provision for bad debts .............................      5,055       1,893       3,997
    Provision for (recovery from) losses on closed lease
      locations .........................................      1,722        (458)      1,361
    Deferred income taxes ...............................     (2,955)     (2,278)     (4,187)
    Deferred compensation ...............................       (708)       (149)       (901)
    Loss of equity investments ..........................        469         616        (501)
    Other ...............................................      2,003         326        (157)
  Changes in operating assets and liabilities:
    Accounts and notes receivable .......................     (3,744)    (12,544)      8,115
    Inventories .........................................     19,821      14,021      14,680
    Prepaid expenses ....................................     (1,201)       (349)     (3,441)
    Accounts payable and outstanding checks .............     (3,174)    (24,245)     15,339
    Accrued expenses ....................................     (2,512)      2,219       2,160
    Income taxes ........................................     (2,262)       (967)      2,508
                                                            --------    --------    --------
      Net cash provided by operating activities .........     87,732      32,876      85,793
                                                            --------    --------    --------

INVESTING ACTIVITIES:
    Dividends received ..................................      1,600          --         890
    Disposals of property, plant and equipment, net .....     16,721       9,169      14,858
    Additions to property, plant and equipment,
      excluding capital leases ..........................    (67,725)    (51,333)    (33,264)
    Businesses acquired, net of cash acquired ...........    (17,863)   (257,868)         --
    Investment in an affiliate ..........................         --      (2,500)     (1,379)
    Loans to customers ..................................    (18,816)     (4,997)     (9,199)
    Payments from customers on loans ....................     14,080       4,713       8,788
    Sale of receivables .................................     37,000       3,402      13,744
    Other ...............................................       (739)     (2,896)       (137)
                                                            --------    --------    --------
      Net cash used in investing activities .............    (35,742)   (302,310)     (5,699)
                                                            --------    --------    --------

FINANCING ACTIVITIES:
    Proceeds from long-term debt ........................         --      30,000         352
    (Payments) proceeds from revolving debt .............    (30,000)    244,000          --
    Dividends paid ......................................     (8,110)     (8,288)     (8,048)
    Payments of short-term debt .........................     (4,871)      1,171     (41,400)
    Payments of long-term debt ..........................     (6,009)    (21,946)     (5,568)
    Payments of capitalized lease obligations ...........     (3,467)       (717)       (540)
    Other ...............................................        479         111          56
                                                            --------    --------    --------
      Net cash (used in) provided by financing
        activities ......................................    (51,978)    244,331     (55,148)
                                                            --------    --------    --------
      Net increase (decrease) cash ......................   $     12     (25,103)     24,946
                                                            --------    --------    --------
                                                            --------    --------    --------
--------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NASH FINCH COMPANY and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Fiscal years ended January 3, 1998,
December 28, 1996 and December 30, 1995
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                Common stock      Additional
                                             ------------------     paid-in    Retained
                                             Shares      Amount     capital    earnings
------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994 ..............  11,224      $18,706     11,977      179,212
Net earnings ..............................      --           --         --       17,414
Dividend declared of $.74 per share .......      --           --         --       (8,048)
Treasury stock issued upon
  exercise of options .....................      --           --         36           --
Foreign currency translation adjustment
  - net of a $252 deferred tax benefit ....      --           --         --           --
                                            -------      -------    -------      -------
BALANCE AT DECEMBER 30, 1995 ..............  11,224       18,706     12,013      188,578
Net earnings ..............................      --           --         --       20,032
Dividend declared of $.75 per share .......      --           --         --       (8,288)
Shares issued in connection with
  acquisition of a business ...............     350          584      5,064           --
Treasury stock issued upon
  exercise of options .....................      --           --         47           --
Issuance of restricted stock ..............      --           --       (308)          --
Amortized compensation under
  restricted stock plan ...................      --           --         --           --
Treasury stock purchased ..................      --           --         --           --
                                            -------      -------    -------      -------
BALANCE AT DECEMBER 28, 1996 ..............  11,574       19,290     16,816      200,322
Net earnings (loss) .......................      --           --         --       (1,228)
Dividend declared of $.72 per share .......      --           --         --       (8,110)
Treasury stock issued upon
  exercise of options .....................      --           --        354           --
Amortized compensation under
  restricted stock plan ...................      --           --         --           --
Repayment of notes receivable
  from holders of restricted stock ........      --           --         --           --
Distribution of stock pursuant to
  performance awards ......................      --           --        460           --
Treasury stock purchased ..................      --           --         --           --
Foreign currency translation
  adjustment ..............................      --           --         --           --
Other .....................................       1            2         18           --
                                            -------      -------    -------      -------
BALANCE AT JANUARY 3, 1998 ................  11,575      $19,292     17,648      190,984
                                            -------      -------    -------      -------
                                            -------      -------    -------      -------

                                               Foreign
                                              currency                   Treasury stock         Total
                                             translation  Restricted  --------------------  stockholders'
                                             adjustment     stock     Shares         Amount    equity
---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994 ..............     (572)         --       (349)        $(3,054)   206,269
Net earnings ..............................       --          --         --              --     17,414
Dividend declared of $.74 per share .......       --          --         --              --     (8,048)
Treasury stock issued upon
  exercise of options .....................       --          --          3              20         56
Foreign currency translation adjustment
  - net of a $252 deferred tax benefit ....     (378)         --         --              --       (378)
                                             -------     -------    -------         -------    -------
BALANCE AT DECEMBER 30, 1995 ..............     (950)         --       (346)         (3,034)   215,313

Net earnings ..............................       --          --         --              --     20,032
Dividend declared of $.75 per share .......       --          --         --              --     (8,288)
Shares issued in connection with
  acquisition of a business ...............                   --         --              --      5,648
Treasury stock issued upon
  exercise of options .....................                   --          6              42         89
Issuance of restricted stock ..............       --        (524)        40             995        163
Amortized compensation under
  restricted stock plan ...................       --          24         --              --         24
Treasury stock purchased ..................       --          --         (7)           (120)      (120)
                                             -------     -------    -------         -------    -------
BALANCE AT DECEMBER 28, 1996 ..............     (950)       (500)      (307)         (2,117)   232,861

Net earnings (loss) .......................       --          --         --              --     (1,228)
Dividend declared of $.72 per share .......       --          --         --              --     (8,110)
Treasury stock issued upon
  exercise of options .....................       --          --         29             143        497
Amortized compensation under
  restricted stock plan ...................       --          29         --              --         29
Repayment of notes receivable
  from holders of restricted stock ........       --          80         --              --         80
Distribution of stock pursuant to
  performance awards ......................       --          --         30             148        608
Treasury stock purchased ..................       --          --         (4)            (89)       (89)
Foreign currency translation
  adjustment ..............................      950          --         --              --        950
Other .....................................       --          --         --              --         20
                                             -------     -------    -------         -------    -------
BALANCE AT JANUARY 3, 1998 ................       --        (391)      (252)        $(1,915)   225,618
                                             -------     -------    -------         -------    -------
                                             -------     -------    -------         -------    -------

NASH FINCH COMPANY and Subsidiaries

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

FISCAL YEAR

  Nash Finch Company's fiscal year ends on the Saturday nearest to December 31. Fiscal year 1997 consisted of 53 weeks, while 1996 and 1995 consisted of 52 weeks.

PRINCIPLES OF CONSOLIDATION

  The accompanying financial statements include the accounts of Nash Finch Company (the Company), its majority-owned subsidiaries and the Company's share of net earnings or losses of 50% or less owned companies. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain reclassifications were made to prior year amounts to conform with 1997 presentation.

CASH AND CASH EQUIVALENTS

  In the accompanying financial statements, and for purposes of the statements of cash flows, cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

INVENTORIES

  Inventories are stated at the lower of cost or market. At both January 3, 1998 and December 28, 1996, approximately 85% of the Company's inventories are valued on the last-in, first-out (LIFO) method. During fiscal 1997, the Company recorded a LIFO charge of $1.5 million compared to $1.6 million in 1996. The remaining inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method of accounting for inventories had been used, inventories would have been $43.1 million and $41.6 million higher at January 3, 1998 and December 28, 1996, respectively.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Assets under capitalized leases are recorded at the present value of future lease payments or fair market value, whichever is lower. Expenditures which improve or extend the life of the respective assets are capitalized while maintenance and repairs are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

     An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. In applying Statement of Financial Accounting Standards ("SFAS") No. 121, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has generally identified this lowest level to be individual stores; however, there are limited circumstances where, for evaluation purposes, stores are considered with the distribution center they support. The Company considers historical performance and future estimated results in its evaluation of potential impairment. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments.

INTANGIBLE ASSETS

  Intangible assets consist primarily of covenants not to compete and goodwill, and are carried at cost less accumulated amortization. Costs are amortized over the estimated useful lives of the related assets ranging from 2-25 years. Amortization expense charged to operations for fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995 was $5.9 million, $5.2 million and $1.8 million, respectively. The accumulated amortization of intangible assets was $13.5 million and $10.1 million at January 3, 1998 and December 28, 1996, respectively. The carrying value of intangible assets is reviewed for impairment annually and/or when factors indicating impairment are present using an undiscounted cash flow assumption.

DEPRECIATION AND AMORTIZATION

  Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets which generally range from 10-40 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements and capitalized leases are amortized to expense on a straight-line basis over the term of the lease.

ADVERTISING

     Advertising costs included in selling, general and administrative, and other operating expenses, are expensed as incurred and were $5.0 million, $5.9 million and $8.5 million in 1997, 1996 and 1995, respectively.

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

EARNINGS PER SHARE

     In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, contingent, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS No. 128 requirements.

STOCK OPTION PLANS

  In accordance with the provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, (APB 25) ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations in accounting for its stock option plans, and, accordingly, does not recognize compensation costs, if the option price equals or exceeds market price at date of grant. Note (7) of Notes to Consolidated Financial Statements contains a summary of the pro forma effects to reported net income and earnings per share had the Company elected to recognize compensation costs as encouraged by SFAS No. 123.

NASH FINCH COMPANY and Subsidiaries

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

NEW ACCOUNTING STANDARDS

  In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME and SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components. SFAS No. 131 establishes standards for defining operating segments and the reporting of certain information regarding operating segments. Because these statements only impact how financial information is disclosed in interim and annual reports, the adoption will have no impact to the Company's financial condition or results of operations.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED FOR OR OBTAINED FOR INTERNAL USE. The SOP is effective for the Company beginning on January 1, 1999, however, early adoption is permitted. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. Some, but not all, of the costs that are required to be capitalized by the SOP are currently being expensed by the Company. The Company has not yet assessed what the impact of the SOP will be on the Company's future earnings or financial position.

(2) ACQUISITIONS

  The following acquisitions have been accounted for by the purchase method of accounting and accordingly, the operating results of the newly acquired businesses have been included in the consolidated operating results of the Company since their respective dates of acquisition.

  On June 9, 1997, the Company acquired the business and certain assets from United-A.G., a cooperative wholesale grocery distributor located in Omaha, for approximately $17.9 million in cash. Real estate which was not included in the purchase price, is being leased under a five-year agreement from a third party. This operating lease contains an option to purchase the property at fair market value, or a renewal option for an additional five years at the end of the initial lease term. In addition, the Company has guaranteed a residual value for the leased real estate. United-A.G., with pre-acquisition annual revenues of approximately $200 million, served stores in Nebraska, Kansas, Iowa, Colorado and South Dakota.

  On November 7, 1996, the Company completed a tender offer to purchase the outstanding shares of common stock of Super Food for $15.50 per share in cash, with 10.6 million shares tendered at that date, representing approximately 96 percent of the outstanding common stock of Super Food. Super Food is a wholesale grocery distributor based in Dayton, Ohio with annual revenues of approximately $1.2 billion. The fair value of the assets acquired, including goodwill, was $321.9 million, and liabilities assumed totaled $150.0 million. Goodwill of $29.8 million and other intangibles of $7.1 million are being amortized over 25 years on a straight line basis.

  On August 5, 1996, the Company acquired all of the outstanding stock of T. J. Morris, a full line food wholesaler located in Statesboro, Georgia, with annual revenues of $110.0 million. In exchange for the T. J. Morris stock, the Company issued 350,764 shares of its common stock, valued at approximately $5.7 million, of which 25,002 shares are held in escrow at January 3, 1998. Such shares were issued January 8, 1998. The excess of purchase price over fair value of the assets acquired resulted in goodwill of approximately $3.1 million which is being amortized on a straight line basis over a 15-year period.

  On January 2, 1996, the Company acquired substantially all of the business and assets of MDV located in Norfolk, Virginia for approximately $56.0 million in cash and the assumption of certain liabilities totaling approximately $54.0 million. MDV, with revenues of approximately $350.0 million, is a major distributor of grocery products to military commissaries in the eastern United States and Europe. The purchase price exceeded the fair value of the net assets acquired by approximately $43 million. The resulting goodwill is being amortized on a straight line basis over 15 years.

  The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if the above operations had been acquired as of the beginning of the periods presented, after including the impact of certain adjustments such as amortization of intangibles, increased interest expense on acquisition debt and related income tax effects:

PRO FORMA INFORMATION (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     1997        1996        1995
--------------------------------------------------------------------------------------------
NET REVENUES ............................................ $4,499,543   4,713,664   4,589,362
Earnings (loss) before income taxes .....................        (36)     23,790      32,291
Net income (loss) .......................................       (247)     14,120      19,060
Basic earnings (loss) per share ......................... $     (.02)       1.28        1.70
                                                          ----------------------------------

  The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect results that would have occurred had the acquisitions been made as of those dates or results which may occur in the future.

NASH FINCH COMPANY and Subsidiaries

(3) SPECIAL CHARGES

  During the third quarter of 1997, the Company recorded special charges totaling $31.3 million consisting of $12.6 million in asset writedowns and $6.5 million and $9.7 million classified as accrued expenses and other noncurrent liabilities, respectively.

  The aggregate special charges include $14.5 million for the consolidation of selected warehouses. This charge contains provisions for non-cancelable lease obligations, expected losses on disposals of tangible assets, and other continuing occupancy costs. Also included are employee severance costs consistent with existing practices and the unamortized portion of goodwill for one of the locations.

  Also, related to wholesale operations, the special charges include $2.5 million of integration costs, incurred in the third quarter, associated with the acquisition of the business and certain assets from United-A.G.

  In retail operations, the special charges relate to the closing or consolidation of fourteen, primarily leased stores. The special charges include a $5.2 million provision for continuing non-cancelable lease obligations, anticipated losses on disposals of tangible assets, abandonment of certain leaseholds and the write-off of intangibles. The time frame for individual store closings will vary but should be completed by the first quarter of fiscal 1999. For 1997, the retail units included in the provision had aggregate sales and pretax losses of $82.9 million and $2.7 million, respectively, compared with $88.3 million and $1.8 million for 1996.

  The aggregate special charges contain a provision of $5.4 million for asset impairment of seven retail stores. Declining market share due to increasing competition, deterioration of operating performance in the third quarter, and forecasted future results that were less than previously planned were the factors leading to the impairment determination. The impaired assets covered by the charge primarily include real estate, leasehold improvements and, to a lesser extent, goodwill related to two of the stores.

  An asset impairment charge of $1.0 million relating to agricultural assets was also recorded against several farming operations of Nash DeCamp, the Company's produce marketing subsidiary. The impairment determination was based on recent downturns in the market for certain varieties of fruit. The impairment resulted from anticipated future operating losses and insufficient projected cash flows from agricultural production of these products.

  Other special charges aggregating $2.8 million consist primarily of $.9 million related to the abandonment of current system software which is being replaced by the Company's HORIZONS project, and a loss of $.6 million realized on the sale of the Company's 22.4% equity investment in Alfa Trading Company, a Hungarian food wholesaler. The remaining special charges relate principally to the write down of idle real estate held for sale to current market values.

  During the fourth quarter of 1997, rents totaling $198,000 were charged to reserves established as a result of the special charges recorded in the third quarter. Reserves related to the closing or consolidation of wholesale and retail operations in the amount of $6.3 million and $9.7 million are included in accrued expense and other liabilities, respectively, on the balance sheet at January 3, 1998.

(4) ACCOUNTS AND NOTES RECEIVABLE

  Accounts and notes receivable at the end of fiscal years 1997 and 1996 are comprised of the following components (in thousands):

                                                           1997         1996
----------------------------------------------------------------------------
Customer notes receivable - current portion .......   $   9,256        8,090
Customer accounts receivable ......................     157,737      197,336
Other receivables .................................      26,970       21,158
Allowance for doubtful accounts ...................     (20,001)     (20,522)
                                                      ----------------------
Net current accounts and notes receivable .........   $ 173,962      206,062
                                                      ----------------------
                                                      ----------------------
Noncurrent customer notes receivable ..............      29,759       29,223
Allowance for doubtful accounts ...................      (6,667)      (7,571)
                                                      ----------------------
Net noncurrent notes receivable ...................   $  23,092       21,652
                                                      ----------------------
                                                      ----------------------

  Operating results include bad debt expense totaling $5.1 million, $1.9 million and $4.0 million during fiscal years 1997, 1996 and 1995, respectively.

  On January 1, 1997, the Company adopted the requirements of SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCED ASSETS AND EXTINGUISHMENTS OF LIABILITIES. SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a financial components approach which focuses on control of the assets and extinguishments of liabilities that exist after the transfer. The implementation of SFAS No. 125 did not have a material effect on the Company's 1997 consolidated financial statements.

  On December 29, 1997, a Receivables Purchase Agreement (the "Agreement") was executed by the Company, Nash Finch Funding Corporation (NFFC), a wholly-owned subsidiary of the Company, and a certain third party purchaser (the "Purchaser") pursuant to a securitization transaction. On this date the Company sold $44.6 million of accounts receivable on a non-recourse basis to NFFC. NFFC sold $37.0 million of its undivided interest in such receivables to the Purchaser, subject to specified collateral requirements. NFFC maintains a variable undivided interest in these receivables and is subject to losses on its share of the receivables and, accordingly, maintains an allowance for doubtful accounts. In applying the provisions of SFAS No. 125, no gain or loss resulted on the transaction. The Agreement is a five-year $50 million revolving receivable purchase facility allowing the Company to sell additional receivables to NFFC, and NFFC to sell, from time to time, variable undivided interests in these receivables to the Purchaser.

  In 1995, the Company entered into an agreement with a financial institution which allowed the Company to sell on a revolving basis customer notes receivable. Although the agreement lapsed on December 28, 1996, the notes, which have maturities through the year 2002, were sold at face value with recourse. As a result, the Company continues to be responsible for collection of the notes and remits the principal plus a floating rate of interest to the purchaser on a monthly basis. Proceeds from the sale of the notes receivable were used to fund working capital requirements.

  The remaining balances of such sold notes receivable totaled $9.1 million and $14.0 million at January 3, 1998 and December 28, 1996, respectively. The Company is contingently liable should these notes become uncollectible.

  Substantially all notes receivable are based on floating interest rates which adjust to changes in market rates. As a result, the carrying value of notes receivable approximates market value.

NASH FINCH COMPANY and Subsidiaries

(5) LONG-TERM DEBT AND CREDIT FACILITIES

  Long-term debt at the end of the fiscal years 1997 and 1996 is summarized as follows (in thousands):

                                                                                      1997         1996
-------------------------------------------------------------------------------------------------------
Variable rate - revolving credit agreement ...................................   $ 214,000      244,000
Industrial development bonds, 5.4% to 7.8% due in
  various installments through 2009 ..........................................       4,370        4,885
Term loans, 7.5% to 9.9% due in various installments
  through 2008 ...............................................................     107,528      112,250
Notes payable and mortgage notes, 9.3% to 12.0%
  due in various installments through 2003 ...................................       5,975        6,747
                                                                                 ----------------------
                                                                                 $ 331,873      367,882
Less current maturities ......................................................       6,384        6,063
                                                                                 ----------------------
                                                                                 $ 325,489      361,819
                                                                                 ----------------------
                                                                                 ----------------------

  During 1997, the Company entered into four swap agreements, with separate financial institutions. The agreements which are based on a notional amount of $30.0 million each, call for an exchange of interest payments with the Company receiving payments based on a London Interbank Offered Rate (LIBOR) floating rate and making payments based on a fixed rate, ranging from 6.21% to 6.54%, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received from counter-parties as interest rates change is included in other liabilities or assets, with the corresponding amount accrued and recognized as an adjustment of interest expense related to the debt.

  The Company is exposed to credit loss in the event of non-performance by counter-parties to these financial instruments, but it does not expect any counter-party to fail to meet its obligations. The amount of such credit exposure is generally the unrealized gains in such contracts. To manage credit risks, the Company selects counter-parties based on credit ratings, limits exposure to a single counter-party and monitors the market position with each counter-party.

  The fair values of the swap agreements are not material and have not been recognized in the financial statements at January 3, 1998. Gains and losses on terminations of interest rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to the interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment. Any swap agreements that are not designated with outstanding debt are recorded as an asset or liability at fair value, with changes in fair value recorded in other income or expense.

  On October 8, 1996, the Company entered into a $500 million senior unsecured revolving credit facility (the "Revolving Credit Facility") with two lead banks. The agreement calls for a scheduled reduction of the facility within two years, to $400 million, with the remaining balance maturing five years from closing. During 1997, the Company exercised its right to reduce the Revolving Credit Facility to $360 million. Borrowings under this agreement bear interest at variable rates equal to LIBOR plus .30%. In addition, the Company pays commitment fees of .175% on the entire facility both used and unused. The average borrowing rate during the period was 6.0%.

  The Revolving Credit Facility contains covenants which, among other matters, limits the Company's ability to incur indebtedness, buy and sell assets, and requires compliance to predetermined ratios related to net worth, debt to equity and interest coverage.

  At January 3, 1998, land, buildings and other assets pledged to secure outstanding mortgage notes and obligations under industrial development bond issues have a depreciated cost of approximately $4.8 million and $4.3 million, respectively.

  Aggregate annual maturities of long-term debt for the five fiscal years after January 3, 1998 are as follows (in thousands):

--------------------------------------------------------------------------------
1998 ................................................................   $  6,384

1999 ................................................................      1,844

2000 ................................................................     33,576

2001 ................................................................    240,394

2002 and thereafter .................................................   $ 49,675
--------------------------------------------------------------------------------

  Interest paid was $31.6 million, $14.3 million and $11.4 million, for the fiscal years 1997, 1996 and 1995, respectively.

  In addition, the Company maintains informal lines of credit at various banks. At January 3, 1998, unused uncommitted lines of credit amounted to $13.7 million.

  Based on borrowing rates currently available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows is $340.3 million.

(6) INCOME TAXES

  Income tax expense for fiscal years 1997, 1996 and 1995 is made up of the following components (in thousands):

                                                                1997        1996        1995
--------------------------------------------------------------------------------------------
Current:
   Federal ..............................................   $  3,293      12,125      12,244
   State ................................................        692       2,354       2,872
Deferred:
   Federal ..............................................     (2,644)       (576)     (3,145)
   State ................................................       (347)       (268)       (790)
                                                            --------------------------------
     Total ..............................................   $    994      13,635      11,181
                                                            --------------------------------
                                                            --------------------------------

  Total income tax expense represents effective tax rates of 425.4%, 40.5% and 39.1% for the fiscal years 1997, 1996 and 1995, respectively. The reasons for differences compared with the U.S. federal statutory tax rate (expressed as a percentage of pretax income) are as follows:


                                                                1997        1996        1995
---------------------------------------------------------------------------------------------
Federal statutory tax rate ..............................      (35.0)%      35.0%       35.0%
Items affecting federal income tax rate:
State taxes, net of federal income tax benefit ..........       96.0         4.3         4.9
Foreign equity earnings .................................      (27.6)         --          --
Dividends received deduction on
    domestic stock of under
    80% owned companies .................................     (191.7)         --          --
Non-deductible goodwill .................................      700.1          .2          --
Non-deductible meals and entertainment ..................       94.6          .6          .8
Adjustment to valuation allowance and
    other income tax accruals ...........................     (198.0)         .4         (.6)
Other net ...............................................      (13.0)         --        (1.0)
                                                               -----------------------------
    Effective tax rate ..................................      425.4%       40.5%       39.1%
                                                               -----------------------------
                                                               -----------------------------

  Income taxes paid were $8.9 million, $12.4 million and $10.8 million during fiscal years 1997, 1996 and 1995, respectively.

NASH FINCH COMPANY and Subsidiaries

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 3, 1998, December 28, 1996, and December 30, 1995, are presented below (in thousands):


                                                                1997        1996        1995
--------------------------------------------------------------------------------------------
Deferred tax assets:
Accounts and notes receivable, principally
    due to allowance for doubtful accounts ..............   $  5,891       7,625       1,964
Inventories, principally due to additional
    costs inventoried for tax purposes pursuant
    to the Tax Reform Act of 1986 .......................      3,405       2,956       1,654
Health care claims, principally due to accrual
    for financial reporting purposes ....................      2,668       2,991       1,073
Deferred compensation, principally due to
    accrual for financial reporting purposes ............      2,546       2,376       3,173
Compensated absences, principally due to
    accrual for financial reporting purposes ............      3,086       2,286       1,379
Compensation and casualty loss,
    principally due to accrual for financial
    reporting purposes ..................................      1,780       1,959       2,135
Purchased intangibles ...................................         --          --       1,958
Closed locations ........................................     10,612       3,126       1,110
Other ...................................................        731       2,236       1,193
                                                            --------------------------------
Total gross deferred tax assets .........................     30,719      25,555      15,639
Less valuation allowance ................................         --          --          --
                                                            --------------------------------
    Net deferred tax assets .............................     30,719      25,555      15,639
                                                            --------------------------------
Deferred tax liabilities:
Purchased intangibles ...................................        231       1,055          --
Plant and equipment, principally due to
    differences in depreciation .........................      9,704       6,511       5,978
Inventories, principally due to differences
    in LIFO basis .......................................      7,686       7,230       2,070
Other ...................................................      1,404       2,020       1,082
                                                            --------------------------------
Total gross deferred tax liabilities ....................     19,025      16,816       9,130
                                                            --------------------------------
    Net deferred tax asset ..............................   $ 11,694       8,739       6,509
                                                            --------------------------------
                                                            --------------------------------

  Since it is more likely than not that the deferred tax asset of $30,719, $25,555 and $15,639 at January 3, 1998, December 28, 1996 and December 30, 1995,
respectively, will be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, future taxable income and tax planning strategies, the Company has determined that there is no need to establish a valuation allowance for the deferred tax asset at January 3, 1998 and December 28, 1996 as required by SFAS No. 109, ACCOUNTING FOR INCOME TAXES.

(7) STOCK RIGHTS AND OPTIONS

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

  Under the Company's 1994 Stock Incentive Plan, as amended (the "1994 Plan"), a total of 845,296 shares were reserved for the granting of stock options, restricted stock awards and performance unit awards. Stock options are granted at not less than 100% of fair market value at date of grant and are exercisable over a term which may not exceed 10 years from date of grant. Restricted stock awards are subject to restrictions on transferability and such conditions for vesting, including continuous employment for specified periods of time, as may be determined at the date of grant. Performance unit awards are grants of rights to receive shares of stock if certain performance goals or criteria, determined at the time of grant, are achieved in accordance with the terms of the grants.

  Under the 1995 Director Stock Option Plan (the "Director Plan"), for which a total of 40,000 shares were reserved, annual grants of options to purchase 500 shares are made automatically to each eligible non-employee director following each annual meeting of stockholders. The stock options are granted at 100% of fair market value at date of grant, become exercisable six months following the date of grant and may be exercised over a term of five years from the date of grant.

  At January 3, 1998, under the 1994 Plan, options to purchase 280,380 shares of common stock of the Company at an average price of $17.23 per share and exercisable over terms of five to seven years from the dates of grant, have been granted and are outstanding. In February 1996, certain members of management exercised rights to purchase restricted stock from the Company at a 25% discount to fair market value pursuant to grants awarded in January 1996 under the terms of the 1994 Plan. The purchase required a minimum of 10% payment in cash with the remaining balance evidenced by a five-year promissory note to the Company. Unearned compensation equivalent to the excess of market value of the shares purchased over the price paid by the recipient at the date of grant, and the unpaid balance of the promissory note have been charged to stockholders' equity; amortization of compensation expense was not significant. At January 3, 1998, 32,832 shares of restricted stock have been issued and are outstanding. Performance unit awards having a maximum potential payout of 340,071 shares have also been granted and are outstanding.

NASH FINCH COMPANY and Subsidiaries

  Reserved for the granting of future stock options, restricted stock awards and performance unit awards are 120,254 shares.

  At January 3, 1998 under the Director Plan, options to purchase 12,000 shares of common stock of the Company, at an average price of $17.47 per share and exercisable over a term of five years from the date of grant, have been granted and are outstanding. Reserved for the granting of future stock options are 26,000 shares.

  Changes in outstanding options during the three fiscal years ended January 3, 1998 are summarized as follows (in thousands, except per share amounts):

                                                   Weighted Average
                                                     Option Price
                                                  Shares    Per Share
------------------------------------------------------------------------
Options outstanding December 31 1994 ......         291    $   16.86
    Exercised .............................          (3)       16.72
    Forfeited .............................         (36)       16.88
    Granted ...............................           4        16.06
------------------------------------------------------------------------
Options outstanding December 30 1995 ......         256        16.85
    Exercised .............................          (4)       16.77
    Forfeited .............................         (45)       17.05
    Granted ...............................         142        17.72
------------------------------------------------------------------------
Options outstanding December 28, 1996 .....         349        17.18
    Exercised .............................         (29)       16.82
    Forfeited .............................         (33)       17.08
    Granted ...............................           5        18.38
------------------------------------------------------------------------
Options outstanding January 3, 1998 .......         292(a)     17.24
------------------------------------------------------------------------
------------------------------------------------------------------------

(a) Remaining average contractual life of options outstanding at January 3, 1998 was 2.5 years.


Options exercisable at:
    January 3, 1998 .......................         164    $   17.09
    December 28, 1996 .....................         147        16.95

  The weighted average fair value of options granted during 1997, 1996 and 1995 are $2.62, $2.40 and $2.26, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming a weighted average risk-free interest rate of 6.0%, an expected dividend yield of 4.0%, expected lives of two and one-half years and volatility of 22.1%. Had compensation expense for stock options been determined based on the fair value method (instead of intrinsic value method) at the grant dates for awards, the Company's 1997 and 1996 net earnings (loss) and earnings (loss) per share would have been impacted by less than 1%. The effects of applying the fair value method of measuring compensation expense for 1997 is likely not representative of the effects for future years in part because the fair value method was applied only to stock options granted after December 31, 1994.

(8) EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):


                                                                1997        1996        1995
--------------------------------------------------------------------------------------------
Numerator:
    Net earnings (loss) .................................   $ (1,228)     20,032      17,414
                                                            --------------------------------
Denominator:
    Denominator for basic earnings per share;
    weighted average shares .............................     11,270      10,947      10,875
Effect of dilutive securities:
    Employee stock options ..............................         --           8          20
    Contingent shares ...................................         46         138          --
                                                            --------------------------------
Dilutive common shares ..................................         46         146          20
Denominator for diluted earnings per share;
    adjusted weighted average shares ....................     11,316      11,093      10,895
                                                            --------------------------------
                                                            --------------------------------
Basic earnings (loss) per share .........................   $  (0.11)       1.83        1.60
                                                            --------------------------------
                                                            --------------------------------
Diluted earnings (loss) per share .......................   $  (0.11)       1.81        1.60
                                                            --------------------------------
                                                            --------------------------------

(9) LEASE AND OTHER COMMITMENTS

  A substantial portion of the store and warehouse properties of the Company are leased. The following table summarizes assets under capitalized leases (in thousands):


                                                        1997         1996
-------------------------------------------------------------------------
Buildings and improvements .....................   $  25,048       26,105
Less accumulated amortization ..................     (10,243)     (10,147)
                                                   ----------------------
Net assets under capitalized leases ............   $  14,805       15,958
                                                   ----------------------
                                                   ----------------------

  At January 3, 1998, future minimum rental payments under non-cancelable leases and subleases are as follows (in thousands):


                                                                     Operating   Capital
                                                                        leases    leases
----------------------------------------------------------------------------------------
1998 ..............................................................  $  29,877 $   6,006
1999 ..............................................................     26,186     6,168
2000 ..............................................................     23,488     6,035
2001 ..............................................................     20,548     5,934
2002 and thereafter ...............................................    117,400    57,161
                                                                     -------------------
Total minimum lease payments (a) ..................................  $ 217,499    81,304
Less imputed interest (rates ranging from 7.8% to 16.0%) ..........              (41,207)
                                                                                --------
Present value of net minimum lease payments .......................               40,097
Less current maturities ...........................................               (1,580)
                                                                                --------
Capitalized lease obligations .....................................             $ 38,517
                                                                                --------
                                                                                --------

(a) Future minimum payments for operating and capital leases have not been reduced by minimum sublease rentals receivable under non-cancelable subleases. Total future minimum sublease rentals related to operating and capital lease obligations as of January 3, 1998 are $91.8 million and $41.7 million, respectively.

  Total rental expense under operating leases for fiscal years 1997, 1996 and 1995 is as follows (in thousands):


                                                                1997        1996        1995
--------------------------------------------------------------------------------------------
Total rentals ...........................................   $ 42,584      33,316      27,533
Less real estate taxes, insurance and
    other occupancy costs ...............................     (2,731)     (2,070)     (2,095)
                                                            --------------------------------
Minimum rentals .........................................     39,853      31,246      25,438
Contingent rentals ......................................        244         183         312
Sublease rentals ........................................    (13,744)     (9,449)     (7,964)
                                                            --------------------------------
                                                            $ 26,353      21,980      17,786
                                                            --------------------------------
                                                            --------------------------------

NASH FINCH COMPANY and Subsidiaries

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

  The Company has guaranteed certain lease and promissory note obligations of customers aggregating approximately $28.6 million.

  In addition, the Company had outstanding letters of credit in the amounts of $9.1 million and $9.0 million at January 3, 1998 and December 28, 1996, respectively, primarily supporting workers' compensation obligations.

(10) CONCENTRATION OF CREDIT RISK

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

  As of January 3, 1998, the Company has guaranteed outstanding promissory note obligations of one customer in the amount of $8.4 million and of another customer in the amount of $7.1 million.

  In the normal course of business, the Company's produce marketing operation in California makes cash advances to produce growers during various product growing seasons to fund production costs. Such advances are repayable at the end of the respective growing seasons. Unpaid advances are generally secured by liens on real estate and in certain instances, on crops yet to be harvested. At January 3, 1998, $9.2 million in notes and growers advances were outstanding.

  The Company establishes allowances for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Management believes that adequate provisions have been made for any doubtful accounts.

(11) PROFIT SHARING PLAN

  The Company has a profit sharing plan covering substantially all employees meeting specified requirements. Contributions, determined by the Board of Directors, are made to a noncontributory profit sharing trust based on profit performances. Profit sharing expense for 1997, 1996 and 1995 was $2.5 million, $4.1 million and $3.8 million, respectively.

  Certain officers and key employees are participants in a deferred compensation plan providing fixed benefits payable in equal monthly installments upon retirement. Annual increments to the deferred compensation plan are charged to earnings. No annual contribution was made in 1997.

(12) PENSION

  Super Food has a qualified noncontributory retirement plan to provide retirement income for eligible full-time employees who are not covered by union retirement plans. Pension benefits under the plan are based on length of service and compensation. The Company contributes amounts necessary to meet minimum funding requirements.

  During 1997, the Company formalized a curtailment plan affecting all participants under the age of 55. The plan, effective January 1, 1998, did not result in a material effect on the Company's financial position or results of operations. All employees impacted by the curtailment will be transferred into the Company's existing defined contribution plan.

  The plan's funded status at January 3, 1998 was (in thousands):

                                                                                      1997         1996
-------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
    Vested benefits ..........................................................   $  36,772       28,979
    Nonvested benefits .......................................................          --          388
                                                                                 ----------------------
         Accumulated benefit obligation ......................................      36,772       29,367
    Additional benefits based on future salary levels ........................         874        3,193
                                                                                 ----------------------
    Projected benefit obligation .............................................      37,646       32,560
    Plan assets at fair value, principally listed securities .................     (36,261)     (34,274)
                                                                                 ----------------------
    Plan assets (over) under projected benefit obligation ....................       1,385       (1,714)
Unrecognized net (gain) loss .................................................       2,098         (911)
                                                                                 ----------------------
         Net prepaid pension cost ............................................   $     713         (803)
                                                                                 ----------------------
                                                                                 ----------------------

  Assumptions used in the determination of the above amounts, in conjunction with the recording of the Super Food acquisition, include the following:


                                                            1997         1996
------------------------------------------------------------------------------
Discount rate for determining
    estimated obligations and interest cost ........        7.25%         8.5%
Expected aggregate average long-term
    change in compensation .........................         5.0%         4.5%
Expected long-term return on assets ................         8.0%         8.5%

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

  Aggregate cost for the Company's retirement plans includes the following components (in thousands):


                                                                                      1997         1996
-------------------------------------------------------------------------------------------------------
Defined benefit plan:
    Service cost benefits earned during the year .............................   $     660          237
    Interest cost on projected benefit obligation ............................       2,663          882
    Return on assets .........................................................      (3,587)      (1,855)
    Net amortization and deferral ............................................         730          931
                                                                                 ----------------------
Net pension expense ..........................................................         466          195
Multi-employer plans .........................................................       2,166          370
                                                                                 ----------------------
    Total pension and retirement plan expense ................................   $   2,632          565
                                                                                 ----------------------
                                                                                 ----------------------


  Fiscal 1996 costs reflect the two month period following the acquisition of Super Food.

(13) POSTRETIREMENT HEALTH CARE BENEFITS

  The Company provides certain health care benefits for retired employees. Substantially all of the Company's employees not subject to collective bargaining agreements, become eligible for those benefits when they reach normal retirement age and who meet minimum age and service requirements. Health care benefits for retirees are provided under a self-insured program administered by an insurance company.

  The estimated future cost of providing postretirement health costs is accrued over the active service life of the employee.

  The periodic postretirement benefit costs were as follows (in thousands):


                                                                1997        1996        1995
--------------------------------------------------------------------------------------------
Service costs ...........................................   $    354         260         273
Interest costs ..........................................        576         403         382
Amortization of unrecognized
    transition obligation ...............................        235         248         249
                                                            --------------------------------
Net postretirement costs ................................   $  1,165         911         904
                                                            --------------------------------
                                                            --------------------------------

NASH FINCH COMPANY and Subsidiaries

  The actuarial present value of benefit obligations at January 3, 1998, December 28, 1996 and December 30, 1995 are as follows (in thousands):


                                                                1997        1996        1995
--------------------------------------------------------------------------------------------
Retirees eligible for benefits ..........................   $  3,092       1,969       1,903
Active employees fully eligible .........................        617         428         493
Active employees not fully eligible .....................      4,895       3,204       3,147
                                                            --------------------------------
                                                            $  8,604       5,601       5,543
                                                            --------------------------------
                                                            --------------------------------

  The assumed annual rate of future increases in per capita cost of health care benefits was 10.5% in fiscal 1997 declining at a rate of .5% per year to 6.5% in 2005 and thereafter. Increasing the health care cost trend rate by 1% in each year would increase the accumulated benefit obligation by $475,000 at January 3, 1998 and the service and interest costs by $77,000 for fiscal 1997. The discount rate used in determining the accumulated benefit obligation was 6.75%.

(14) SEGMENT INFORMATION

  The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets. The Company's wholesale distribution segment sells to independently owned retail food stores, institutional and military customers while the retail distribution segment sells directly to the consumer. Produce marketing includes farming, packing and marketing operations. The Company's market areas are in the Midwest, West, Mid-Atlantic and Southeastern United States.

  Operating profit is net sales and other revenues, less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate expenses, interest expense, interest income, income taxes and earnings from equity investments. Wholesale distribution operating profits on sales through Company-owned stores have been allocated to the retail segment.

  Identifiable assets are those used exclusively by that industry segment or an allocated portion of assets used jointly by two industry segments. Corporate assets are principally cash and cash equivalents, notes receivable, corporate office facilities and equipment.

MAJOR SEGMENTS OF BUSINESS


(IN THOUSANDS)                                                  1997        1996        1995
--------------------------------------------------------------------------------------------
Net sales and other operating revenues:
    Wholesale distribution .............................. $3,502,822   2,468,695   1,968,982
    Retail distribution .................................    822,178     850,404     859,956
    Produce marketing and other .........................     50,949      50,410      48,154
                                                          ----------------------------------
      Total net sales and other
        operating revenues .............................. $4,375,949   3,369,509   2,877,092
                                                          ----------------------------------
                                                          ----------------------------------
Operating profit (loss):
    Wholesale distribution ..............................   $ 32,576      37,115      30,047
    Retail distribution .................................     (6,041)      7,709       4,143
    Produce marketing and other .........................       (303)      2,124       2,439
                                                          ----------------------------------
      Total operating profit ............................     26,232      46,948      36,629
    Interest income .....................................      6,379       1,613       2,759
    Interest expense ....................................    (32,845)    (14,894)    (10,793)
                                                          ----------------------------------
      Earnings (loss) before income taxes ...............   $   (234)     33,667      28,595
                                                          ----------------------------------
                                                          ----------------------------------

Identifiable assets:
    Wholesale distribution ..............................    620,644     649,470     205,288
    Retail distribution .................................    171,326     203,217     201,493
    Produce marketing and other .........................     47,191      41,948      45,662
    Corporate ...........................................     65,722      50,842      61,817
                                                          ----------------------------------
                                                            $904,883     945,477     514,260
                                                          ----------------------------------
                                                          ----------------------------------

Capital expenditures:
    Wholesale distribution ..............................   $ 18,245      15,511       8,704
    Retail distribution .................................     23,246      19,795      15,517
    Produce marketing and other .........................      4,166       2,234       5,259
    Corporate ...........................................     22,068      13,793       3,784
                                                          ----------------------------------
                                                            $ 67,725      51,333      33,264
                                                          ----------------------------------
                                                          ----------------------------------

Depreciation and amortization:
    Wholesale distribution ..............................   $ 25,148      14,996      11,121
    Retail distribution .................................     16,158      15,791      14,454
    Produce marketing and other .........................      1,481       1,511       1,597
    Corporate ...........................................      4,910       2,461       2,234
                                                          ----------------------------------
                                                            $ 47,697      34,759      29,406
                                                          ----------------------------------
                                                          ----------------------------------

  Fiscal 1997 operating profit before the effects of the special charges for the wholesale, retail and produce marketing segments would have been $50.8 million, $5.8 million and $.9 million, respectively.

(15) SUBSEQUENT EVENT

  During the first quarter of 1998, and in conjunction with a planned $150 million unregistered, subordinated debt offering, the Company prepaid $106.3 million of senior notes and paid prepayment premiums totaling $9.4 million, all with drawings under the Revolving Credit Facility. As a result, the Company recorded an extraordinary charge of $5.5 million, net of $4.0 million in taxes, consisting of prepayment premiums and the write-off of deferred financing costs related to early extinguishment of debt.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


A summary of quarterly financial                First Quarter       Second Quarter          Third Quarter         Fourth Quarter
information is presented.                         12 Weeks            12 Weeks                 16 Weeks         13 Weeks   12 Weeks
                                             ------------------   -----------------    ----------------------   -------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       1997       1996     1997       1996         1997         1996      1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
Net sales and other revenue ...............  $947,832   684,494   975,450   735,242    1,354,430    1,003,867   1,113,890   951,882

Cost of sales .............................   825,189   593,145   845,450   635,315    1,179,698      869,669     976,040   834,580
Earnings (loss) before income taxes .......     5,259     4,699    11,126    10,253      (23,892)      11,421       7,273     7,294
Income taxes ..............................     2,203     1,903     4,662     4,153        7,435        4,625       1,564     2,954
Net earnings (loss) .......................     3,056     2,796     6,464     6,100      (16,457)       6,796       5,708     4,340
Percent to sales and revenues .............       .32       .41       .66       .82        (1.22)         .68         .51       .46
Net earnings (loss) per share
   Basic ..................................  $    .27       .26       .58       .56        (1.47)         .62         .51       .39
   Diluted ................................  $    .27       .26       .57       .56        (1.46)         .61         .50       .38
-----------------------------------------------------------------------------------------------------------------------------------

NASH FINCH COMPANY and Subsidiaries

CONSOLIDATED SUMMARY OF OPERATIONS


Eleven years ended January 3, 1998
(not covered by Independent Auditors' Report)

                                                              1997         1996        1995        1994        1993        1992
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    (53 WEEKS)    (52 weeks)  (52 weeks)  (52 weeks)  (52 weeks)  (53 weeks)
-----------------------------------------------------------------------------------------------------------------------------------
Sales and revenues ....................................   $ 4,375,949    3,369,509   2,877,092   2,822,262   2,715,787   2,509,464
Other income ..........................................        15,653        5,976      11,744       9,738       7,748       5,974
                                                          -----------    ---------   ---------   ---------   ---------   ---------
Total sales, revenues and other income ................     4,391,602    3,375,485   2,888,836   2,832,000   2,723,535   2,515,438
Cost of sales .........................................     3,826,377    2,932,709   2,469,841   2,410,292   2,325,249   2,147,845
Selling, general and administrative, and other
  operating expenses, including warehousing
  and transportation expenses .........................       451,126      355,364     346,442     349,190     328,703     294,700
Special charges .......................................        31,272           --          --          --          --          --
Interest expense ......................................        32,845       14,894      10,793      11,384      10,114       9,294
Depreciation and amortization .........................        47,697       34,759      29,406      31,831      29,145      27,038
Profit sharing contribution ...........................         2,519        4,092       3,759       3,493       3,646       3,963
Provision for income taxes ............................           994       13,635      11,181      10,330      10,804      12,530
                                                          -----------    ---------   ---------   ---------   ---------   ---------
Net earnings (loss) ...................................   $    (1,228)      20,032      17,414      15,480      15,874      20,068
                                                          -----------    ---------   ---------   ---------   ---------   ---------
                                                          -----------    ---------   ---------   ---------   ---------   ---------
Basic earnings (loss) per share .......................   $     (0.11)        1.83        1.60        1.42        1.46        1.85
                                                          -----------    ---------   ---------   ---------   ---------   ---------
                                                          -----------    ---------   ---------   ---------   ---------   ---------
Diluted earnings (loss) per share .....................   $     (0.11)        1.81        1.60        1.42        1.46        1.85
                                                          -----------    ---------   ---------   ---------   ---------   ---------
                                                          -----------    ---------   ---------   ---------   ---------   ---------
Cash dividends declared per common share (2) ..........   $       .72          .75         .74         .73         .72         .71
                                                          -----------    ---------   ---------   ---------   ---------   ---------
                                                          -----------    ---------   ---------   ---------   ---------   ---------
Pretax earnings as a percent of
  sales and revenues ..................................   %        --         1.00         .99         .91         .98        1.30

Net earnings (loss) as a percent
  of sales and revenues ...............................   %    (0.03)          .59         .60         .55         .58         .80

Effective income tax rate .............................   %     425.4         40.5        39.1        40.0        40.5        38.4
Current assets ........................................   $   494,350      525,596     311,690     309,522     294,925     310,170
Current liabilities ...................................   $   294,419      297,088     207,688     220,065     215,021     213,691
Net working capital ...................................   $   199,931      228,508     104,002      89,457      79,904      96,479
Ratio of current assets to current liabilities ........          1.68         1.77        1.50        1.41        1.37        1.45
Total assets ..........................................   $   904,883      945,477     514,260     531,604     521,654     513,615
Capital expenditures ..................................   $    67,725       51,333      33,264      34,965      36,382      42,991
Long-term obligations (long-term debt
  and capitalized lease obligations) ..................   $   364,006      403,651      81,188      95,960      97,887      94,145

Stockholders' equity ..................................   $   225,618      232,861     215,313     206,269     199,264     191,204
Stockholders' equity per share (1), (2) ...............   $     19.96        21.06       19.80       18.97       18.33       17.59
Return (loss) on average stockholders' equity .........   %    (0.53)         8.94        8.26        7.63        8.13       10.85
Number of common stockholders of record
  at year-end .........................................         2,226        2,230       1,940       2,074       2,074       2,087

Common stock high price (2), (3) ......................      $ 24 7/8       21 3/4      20 1/2      18 1/4      23 1/4      19 3/4
Common stock low price (2), (3) .......................      $ 17 1/2       15 1/2      15 3/4      15 3/8          17      16 1/4



                                                             1991        1990        1989        1988        1987
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)   (52 weeks)  (52 weeks)  (52 weeks)  (52 weeks)  (52 weeks)
-------------------------------------------------------------------------------------------------------------------
Sales and revenues ....................................   2,337,560   2,369,054   2,219,451   2,091,822   1,938,758
Other income ..........................................       5,718       5,799       4,312       6,012       4,590
                                                          ---------   ---------   ---------   ---------   ---------
Total sales, revenues and other income ................   2,343,278   2,374,853   2,223,763   2,097,834   1,943,348
Cost of sales .........................................   1,997,462   2,036,335   1,904,041   1,807,448   1,682,667
Selling, general and administrative, and other
  operating expenses, including warehousing
  and transportation expenses .........................     276,144     271,735     264,024     230,221     198,553
Special charges .......................................          --          --          --          --          --
Interest expense ......................................       8,966       8,670       8,277       8,106       8,087
Depreciation and amortization .........................      26,124      25,551      23,170      20,193      18,389
Profit sharing contribution ...........................       3,789       3,603       3,089       2,832       2,734
Provision for income taxes ............................      11,738      11,129       8,010      10,859      14,416
                                                          ---------   ---------   ---------   ---------   ---------
Net earnings (loss) ...................................      19,055      17,830      13,152      18,175      18,502
                                                          ---------   ---------   ---------   ---------   ---------
                                                          ---------   ---------   ---------   ---------   ---------
Basic earnings (loss) per share .......................        1.75        1.64        1.21        1.67        1.75
                                                          ---------   ---------   ---------   ---------   ---------
                                                          ---------   ---------   ---------   ---------   ---------
Diluted earnings (loss) per share .....................        1.75        1.64        1.21        1.67        1.74
                                                          ---------   ---------   ---------   ---------   ---------
                                                          ---------   ---------   ---------   ---------   ---------
Cash dividends declared per common share (2) ..........         .70         .69         .67         .65         .57
                                                          ---------   ---------   ---------   ---------   ---------
                                                          ---------   ---------   ---------   ---------   ---------
Pretax earnings as a percent of
  sales and revenues ..................................        1.31        1.22         .95        1.38        1.69

Net earnings (loss) as a percent
  of sales and revenues ...............................         .81         .75         .59         .87         .95

Effective income tax rate .............................        38.1        38.4        37.9        37.4        43.8
Current assets ........................................     239,850     234,121     212,264     219,956     209,305
Current liabilities ...................................     154,993     159,439     128,159     153,068     127,608
Net working capital ...................................      84,857      74,682      84,105      66,888      81,697
Ratio of current assets to current liabilities ........        1.55        1.47        1.66        1.44        1.64
Total assets ..........................................     429,648     416,233     380,771     388,269     352,187
Capital expenditures ..................................      36,836      36,129      34,635      52,019      29,680
Long-term obligations (long-term debt
  and capitalized lease obligations) ..................      82,532      74,333      77,950      66,216      66,988

Stockholders' equity ..................................     178,846     167,388     157,024     151,043     140,850
Stockholders' equity per share (1), (2) ...............       16.45       15.40       14.45       13.90       12.97
Return (loss) on average stockholders' equity .........       11.01       10.99        8.54       12.45       14.38
Number of common stockholders of record
  at year-end .........................................       2,122       2,138       2,146       2,227       2,234

Common stock high price (2), (3) ......................      20 1/4      25 1/4      25 3/4      27 1/2      26 1/2
Common stock low price (2), (3) .......................      16 1/2      16 1/4      21 1/4          18      14 3/4

(1) Based on weighted average outstanding shares at year-end.
(2) Adjusted to reflect 2-for-1 stock split 1987.
(3) High and low closing sale price.

[CHART]

TOTAL ASSETS
MILLIONS Of DOLLARS



[CHART]

WORKING CAPITAL PROVIDED FROM OPERATIONS
MILLIONS Of DOLLARS
- DEPRECIATION AND AMORTIZATION
- NET EARNINGS (LOSS)



[CHART]

CAPITAL STRUCTURE
MILLIONS Of DOLLARS
- STOCKHOLDERS' EQUITY
- LONG-TERM DEBT INCLUDING CAPITALIZED LEASES