Form 10-K, Exhibit 13
period 1999-01-02
NASH FINCH CO
filed 1999-04-02
CIK 69671

                       NASH FINCH COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS
-------------------------------------------------------------------------------

   This discussion of the Company's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and accompanying notes.

RESULTS OF OPERATIONS

REVENUES

   Total revenues decreased 4.2 percent for the 52 weeks of 1998 to $4.160 billion, compared to $4.341 billion for the 53 weeks of 1997. Excluding the additional week, revenues for 1998 would have declined by 2.3 percent. Each of the Company's three major segments were affected by a decline in revenues.

   Wholesale revenues, after eliminating the additional week in 1997, deceased .9 percent from $2.515 billion to $2.492 billion. Revenue gains were reported by certain Midwest and Southeast distribution centers as a result of new wholesale accounts added during the year and the full year effect of the United-A.G. Cooperative Inc. ("United-A.G.") acquisition which occurred in June 1997. However, these gains were more than offset by the declining sales base caused by persistent competitive pressures throughout the year in the Company's Michigan market area. Wholesale revenues in 1997 increased dramatically over 1996 primarily due to acquisitions and the additional week of business.

   Retail segment revenues were $738.0 million for the year, compared to $808.4 million for a 52-week adjusted 1997, a decline of 8.7 percent. The declines are largely due to the closing or sale of 14 stores during the year, partially offset by the opening or acquisition of ten stores during the same period. Included in the stores acquired were two locations in Rapid City and a third location in Sturgis, South Dakota, acquired from Sooper Dooper Markets, Inc. The acquisition expands the Company's already strong presence in the area and makes it the leading retailer in this market. Same store sales for the year increased
1.1 percent over 1997. Fourth quarter same store sales increased 2.3 percent over last year, following several quarterly declines. Revenues in 1997 declined from 1996 levels due to a net reduction of nine corporate owned stores during the year.

   Revenues of the Military Division, the third major segment of the Company, declined .6 percent compared to 1997, after adjustment for the additional week of business in 1997. Revenues were flat throughout the year due to little growth in the number and size of the military commissaries serviced. Export or overseas sales during the year were also not as robust by comparison to 1997, when the Company realized significant gains in this area. Management of the Military Division continues to work with existing and prospective vendors to expand product lines and provide a greater distribution of items to the commissaries it services. Military revenues in 1997 increased over 1996 due to expansion of certain vendor product lines and sales to overseas commissaries.

GROSS MARGINS

During 1998, the Company reclassified warehousing and transportation expenses from selling, general and administrative expenses to cost of sales. Although this reclassification had no impact on operating income and net income, this presentation conforms the Company's reporting practices to those of other large wholesale food distributors.

   Gross margins were 9.1 percent in 1998, compared to 9.3 percent in 1997 and 9.9 percent in 1996. The decline over the three year period is a result of the growth of wholesale and military revenues which return lower gross margins than retail. Wholesale revenues, including the military, as a percent of total reported revenues were 81.9 percent in 1998, compared to 80.7 percent and 74.2 percent in 1997 and 1996, respectively. A decline in retail margins, resulting from continuing competitive pressures in some markets, also contributed to lower margins.

   In 1998, the Company recorded a LIFO charge of $4.0 million compared to charges of $1.5 million and $1.6 million in 1997 and 1996, respectively. Although the Company's internally measured food price index indicated a slight level of inflation, continued price increases throughout the year for tobacco and tobacco related products was the primary factor causing the higher LIFO charge in 1998.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

   Selling, general and administrative expenses as a percent of total revenues were 7.0 percent in 1998 compared to 6.8 percent in 1997 and 7.5 percent in 1996. The declines in 1998 and 1997 from 1996, are due again to the increasing proportion of wholesale business, which typically operates at lower expense levels than retail. During the fourth quarter of 1998, the Company recorded an additional provision for bad debts of $7.5 million, principally related to sales and credit deterioration in its Michigan and Ohio market areas. Bad debt expense for 1998 was $10.6 million compared to $5.1 million in 1997 and $1.9 million in 1996. Partially offsetting these additional 1998 costs, the Company changed accounting policies when it adopted new rules requiring capitalization of internal software development costs, which had previously been expensed as incurred. As a result, $5.1 million in payroll and payroll related costs for employees who were directly involved in software development projects were capitalized. Such amounts were subsequently written-off as an element of the 1998 special charges. Operating expenses during 1998 were also adversely affected by increased information systems costs related to the HORIZONS project, through the third quarter, of $2.4 million; and Year 2000 remediation costs of approximately $3.0 million in the fourth quarter.

SPECIAL CHARGES

   During the fourth quarter of 1998, the Company announced a five-year revitalization plan to streamline wholesale operations and build retail operations. The new strategic plan's objectives are to: leverage Nash Finch's scale by centralizing operations; improve operational efficiency; and develop a strong retail competency. The Company will also redirect technology efforts, and close, sell or reassess underperforming businesses and investments.

                       NASH FINCH COMPANY AND SUBSIDIARIES

   The 1998 special charges of $68.5 million reflect the results of an intensive diagnostic assessment of the entire Company's operations. As a result of this assessment in 1998, the Company's new management reevaluated all actions to be taken under the 1997 strategic plan. Substantially all actions to be taken under the 1997 strategic plan were reaffirmed and are in the process of being implemented; however, some actions included in the 1997 plan were changed in 1998 which reduced the charge by $2.9 million. The Company expects the 1998 plan and any remaining initiatives under the 1997 plan to be substantially complete by October 1999.

1998 CHARGES

   The charges include $34.4 million principally for the abandonment of software modules, not currently implemented, related to the Company's HORIZONS information system project. Although the Company is using portions of the developed software, the abandoned assets relate to purchased software and related development costs associated with modules which, without significant investment in continuing development, lack sufficient inherent functionality to meet the Company's business and Year 2000 needs. Total costs associated with the write-off include development costs, both external and internal, totaling $31.0 million, purchased software costs of $1.9 million and $.2 million in abandoned hardware. As a result of the Company's decision to abandon further development, resources have been shifted from HORIZONS to a Year 2000 remediation plan.

   Also included in abandoned assets is $1.3 million in unamortized purchased packaging design costs, relating to a private label product line that will be redesigned. The variety of products marketed under this label will be substantially reduced, resulting in approximately 200 fast moving items with a redesigned merchandising strategy and packaging.

   The special charges include $17.1 million to streamline the Company's wholesale operations by closing of three warehouses by the end of the third quarter of 1999. The sales volume of these facilities will be consolidated with other locations, resulting in improved warehouse capacity utilization, further aligning the Company's distribution capacity with its current and anticipated wholesale operations. The Company believes its strategy of closing underutilized warehouses, including the closure of its Appleton, Wisconsin distribution center announced in January 1999, and concentrating sales volume into existing facilities, will improve operational efficiency and lower distribution costs. The components of the special charges resulting in cash outlays include $2.6 million of post-employment benefit costs consistent with existing practices, $2.7 million of penalties upon withdrawal from multi-employer pension plans and $3.6 million to cover other exit costs related to closing these facilities. With the exception of the multi-employer pension plan withdrawal penalties, the majority of these costs will be incurred during the first nine months of fiscal 1999, and will be funded from operations. The special charges also provide $3.2 million to write-down to fair value real estate to be disposed of, since each of the locations is an owned facility, and $5.0 million to record at fair value warehouse equipment and other tangible assets to be disposed of. At January 2, 1999, these costs have been included in accrued expenses on the balance sheet.

   The Company will close twelve underperforming corporate retail stores, and one store jointly developed with a wholesale customer, at an approximate cost of $9.6 million. The stores are primarily located in geographic areas where the Company cannot attain a strong market presence. The Company's focus is to develop corporate stores that can dominate their primary trade areas. The aforementioned provision includes $3.4 million for non-cancelable lease obligations associated with ten stores and $.8 million for other miscellaneous closing costs, both of which will result in cash outlays, and $3.5 million of asset write-downs related to the disposal of real estate, store equipment and the write-off of leasehold improvements, and $1.9 million for abandonment of assets. Substantially all stores have either been closed by March 1999 or are involved in transactions currently being negotiated. For 1998, corporate owned retail units included in the provision had aggregate sales and pretax losses of $42.9 million and $1.9 million, respectively, compared with $42.7 million and $.1 million for 1997. The provision relating to closed stores is included in accrued expenses on the balance sheet at January 2, 1999.

   The remaining aggregate special charge is a $10.3 million provision for asset impairment of which $8.2 million relates to ten owned retail stores. Increased competition resulting in declining market share, deterioration of operating performance and inadequate projected cash flows were the factors indicating impairment. The impaired assets, which include leasehold improvements and store equipment, were measured based on a comparison of the assets' net book value to the present value of the stores' estimated future cash flows. In addition, the Company recorded a $2.1 million asset impairment charge writing off its equity investment in a joint venture with an independent retailer it continues to service. Operating losses and projected cash flow reductions were the primary factors in determining that a permanent decline in the value of the investment had occurred.

1997 CHARGES

   In 1997 the Company accelerated its strategic plan to strengthen its competitive position. Coincident with the implementation of the plan, the Company recorded special charges totaling $31.3 million impacting the Company's wholesale and retail segments, as well as the produce growing and marketing segment discontinued during 1998.

                       NASH FINCH COMPANY AND SUBSIDIARIES

   The aggregate special charges included $14.5 million for the consolidation or downsizing of seven underutilized warehouses. The charges, as further detailed in the table below, provided for non-cancelable lease obligations, write-down to fair value of tangible assets to be disposed of, and other costs to exit the facilities. Also included are post-employment benefit costs consistent with existing practice and the unamortized portion of goodwill for one of the locations.

                                                       Write-         Write-
                                         Post         down of         down of
                         Lease        Employment     Intangible       Tangible        Exit
                      Commitments      Benefits        Assets         Assets(1)       Costs         Total
------------------------------------------------------------------------------------------------------------
Initial accrual ......  $ 5,198          1,815          3,225          2,442          1,835         14,515
Used in 1997 .........                                 (3,225)        (2,442)                       (5,667)
                      --------------------------------------------------------------------------------------
Balance 1/3/98 .......    5,198          1,815           --             --            1,835          8,848
Reversals in 1998 ....   (1,591)          (352)          --             --             (358)        (2,301)
Additional accruals
  in 1998 ............      271            194           --              669            845          1,979
Used in 1998 .........   (1,328)          (625)          --             (669)          (269)        (2,891)
                      --------------------------------------------------------------------------------------
Balance 1/2/99 .......  $ 2,550          1,032           --             --            2,053          5,635
                      --------------------------------------------------------------------------------------
                      --------------------------------------------------------------------------------------

(1) The Company reversed $1.1 million of the write-down of tangible assets recorded in 1997, as discussed below.

   During the second quarter of 1998, a change in leadership of the Company occurred and new management began its own diagnostic assessment of the Company. Following months of review, new management determined the following: one distribution center identified for closure under the 1997 plan would remain open, another distribution center identified for downsizing in 1997 was scheduled for closure in 1998, and an additional write-down of assets was necessary since not all of the assets of closed warehouses could be used in other locations. The reversal and additional accruals recorded in 1998 reflect these revisions to the plan (see Note (3) of Notes to Consolidated Financial Statements). Closure of five of the remaining distribution centers included in the 1997 plan have been announced, three of which were closed as of year end.

   Also, related to wholesale operations, the special charges included $2.5 million of integration costs, incurred in the third quarter of 1997, associated with the acquisition of the business and certain assets from United-A.G.

   In retail operations, the special charges relate to the closing of fourteen, principally leased, stores. The $5.2 million charge, as detailed in the table below, covers provisions for continuing non-cancelable lease obligations, anticipated losses on disposals of tangible assets, including abandonment of leasehold improvements, and the write-off of intangible assets.


                                         Write-        Write-
                                        down of        down of
                         Lease         Intangible      Tangible        Exit
                      Commitments        Assets        Assets(1)       Costs         Total
--------------------------------------------------------------------------------------------
Initial accrual ......  $ 2,780            396          1,603            393          5,172
Used in 1997 .........      (10)          (396)        (1,603)           (63)        (2,072)
                      ----------------------------------------------------------------------
Balance 1/3/98 .......    2,770           --             --              330          3,100
Used in 1998 .........     (416)          --             --              (28)          (444)
Reversals in 1998 ....   (1,448)          --             --             (131)        (1,579)
Additional accruals
  in 1998 ............      486           --             --              198            684
                      ----------------------------------------------------------------------
Balance 1/2/99 .......  $ 1,392           --             --              369          1,761
                      ----------------------------------------------------------------------
                      ----------------------------------------------------------------------

(1) The Company reversed $608,000 of the write-down of tangible assets recorded in 1997, as discussed below.

   The amount reversed in 1998 is principally the planned closure of a retail store which was subleased during the third quarter of 1998. Ten of the identified retail stores were closed during 1998 with the remaining four stores scheduled to be closed by November 1999. For 1998, the ten retail stores closed during 1998 and the four stores to be closed in 1999 had aggregate sales of $8.4 million and $38.6 million, and pretax losses of $1.0 million and pretax profits of $1.0 million, respectively.

   The aggregate special charges contain a provision of $5.4 million for impairment of assets of seven retail stores. Declining market share due to increasing competition, deterioration of operating performance in the third quarter of 1997, and forecasted future results that were less than previously planned were the factors leading to the impairment determination. The impaired assets covered by the charge primarily included real estate, leasehold improvements and, to a lesser extent, goodwill related to two of the stores. Store fixed asset write-downs were measured based on a comparison of the assets' net book value to the net present value of the stores' estimated future net cash flows.

   An asset impairment charge of $1.0 million was recorded against several farming operations of Nash DeCamp, the Company's produce growing and marketing subsidiary. The impairment determination was based on recent downturns in the market for certain varieties of fruit. The impairment resulted from anticipated future operating losses and inadequate projected cash flows from production of these products.

   Other special charges aggregating $2.8 million consisted primarily of $.9 million related to the abandonment of system software which was replaced and a loss of $.6 million realized on the sale of the Company's equity investment in Alfa Trading Company, a Hungarian food wholesaler, which was completed in the fourth quarter of 1997. The remaining special charges relate principally to writing-down idle real estate held for resale to current market values, all of which were sold in 1998.

   The consolidation of wholesale and retail operations, as well as the impairment adjustment to the assets identified, will favorably impact earnings in the future due to reduced depreciation and amortization expenses and the elimination of losses from certain affected operations. However, such costs are expected to be substantially offset in 1999 by Year 2000 remediation costs.

DEPRECIATION EXPENSE

   Depreciation and amortization expense for the year was $46.1 million compared to $46.4 million in 1997, a decline of .6 percent. The decrease primarily reflects a reduction in depreciable assets resulting from the sale or closing of warehouses and retail stores and lower depreciation resulting from the write-down of impaired assets recorded in the 1997 special charges. Partially offsetting this decline was depreciation associated with new assets placed into service in 1998. Depreciation and amortization expense in 1997 increased 39.1 percent over 1996 primarily due to a full year of amortization of goodwill and depreciation of property, plant and equipment related to the acquisition of Super Food which occurred in 1996. The 1999 impact of suspending depreciation on wholesale assets held for disposal is projected to be $1.6 million.

INTEREST EXPENSE

   Interest expense decreased from $32.8 million in 1997 to $29.0 million in 1998, a decline of 11.4 percent. The reduction is attributed to lower borrowings under the revolving credit facility, brought about by the sale of accounts receivable at the

                       NASH FINCH COMPANY AND SUBSIDIARIES

end of 1997 and improved asset management in the second half of 1998. Also, the Company reduced its long-term borrowing rates through the sale of $165.0 million of senior subordinated notes which was completed during the second quarter of 1998. Interest expense as a percent of revenues was .70 percent,
 .75 percent and .40 percent for 1998, 1997 and 1996, respectively.

   The increase in interest expense in 1997 compared to 1996 was primarily due to the full year impact of financing the acquisition of Super Food.

EXTRAORDINARY CHARGE

   During 1998, in conjunction with the senior subordinated debt offering, the Company prepaid $106.3 million of senior notes, and paid prepayment premiums and wrote-off related deferred financing costs totaling $9.5 million, all with borrowings under the Company's revolving credit facility. This transaction resulted in an extraordinary charge of $5.6 million, or $.49 per share, after income tax benefits of $3.9 million.

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAXES AND EXTRAORDINARY CHARGE

   Earnings (loss) from continuing operations before income taxes and extraordinary charge were a loss of $58.4 million in 1998, and earnings of $1.2 million in 1997 and $32.5 million in 1996. Excluding the special charges, earnings from continuing operations before taxes and extraordinary charge would have been $10.0 million, $31.3 million and $32.5 million in 1998, 1997 and 1996, respectively. The earnings reduction in 1998 is principally attributed to the additional provision for bad debts, closing costs of $1.3 million which could not be accrued in the 1997 special charge, costs associated with the HORIZONS project for a portion of the year and costs incurred related to Year 2000 remediation efforts.

INCOME TAXES

   No valuation allowance has been established against the net deferred tax asset because management believes that all of the deferred tax assets will be realized upon the Company generating sufficient future taxable income to offset the reversal of deductible temporary differences. The Company will need to generate approximately $104 million of future taxable income over 20 years to realize these assets. Excluding the impact of special charges, the Company's earnings for financial reporting purposes would be sufficient for realization of the deferred tax assets. The realization of assets could be reduced if estimates of future taxable income are reduced.

YEAR 2000

   The Company's Year 2000 resolution was initially incorporated in the system design of the HORIZONS project. However, as a result of the abandonment of further development of the project, the Company has developed a remediation plan which accelerates existing efforts toward resolving Year 2000 issues. The plan will result in an aggressive timetable to address the modification and/or replacement of existing business critical software and the identification of the non-information technology systems that may be affected by Year 2000. In addition, the plan assesses the readiness of third parties and the related risks to the Company of their non-compliance. To expedite this Year 2000 solution, the Company has reallocated internal resources and has contracted knowledgeable outside resources to assist in the remediation effort. The Company has developed a plan to assess and update systems for Year 2000 compliance which consists of three major phases: 1) Conducting a complete INVENTORY and assessment of potentially affected business areas, 2) REMEDIATION of affected systems and 3) TESTING remediated components. The chart below shows the estimated percent complete of each phase as of the end of the first quarter 1999:


                             Inventory        Remediation         Testing
----------------------------------------------------------------------------
I/T Systems ..................  100%              33%              20%
Non I/T Systems ..............  100%              10%               0%


The Company expects to complete all mission-critical areas of the project in the third quarter of 1999.

The total cost for Year 2000 remediation is estimated at approximately $18.5 million, which includes $4.0 million for the purchase of new equipment that will be capitalized and $14.5 million, which will be expensed as incurred, primarily for internal and external costs associated with the modification of existing software. Project expenses for 1998 were $3.0 million. The total remaining expenditures associated with the Year 2000 project are estimated to be $15.5 million.

   The costs or consequences of incomplete or untimely resolution of the Year 2000 issue may have a material effect on the Company's business, results of operations and financial condition. However, at this time, the Company is unable to measure the monetary impact of any such failure to comply or failure of other parties on which it is dependent.

   The Company is currently in the process of establishing and implementing contingency plans to provide viable alternatives for the Company's core business processes. The plans will describe the communications, operations and activities necessary in the event of a Year 2000 systems related failure. Contingency planning is 40 percent complete at the end of the first quarter of 1999. Comprehensive contingency plans will be in place by the end of the second quarter of 1999.

LIQUIDITY AND CAPITAL RESOURCES

   Operating activities generated positive net cash flows of $102.5 million during 1998 compared to $84.0 million in 1997 and $35.3 million in 1996. The improvement is primarily due to improved asset management, particularly inventory, and increases in accounts payable and accrued expenses. Working capital was $135.6 million at the end of 1998, a reduction of $64.3 million, or 32.2 percent, from the end of 1997. The current ratio decreased from 1.68 at the end of fiscal 1997 to 1.41 at the end of 1998, due primarily to the effect of the special charges. While the cash impact of the special charges is $26.0 million, the sale of real estate assets and Nash DeCamp may generate $37.0 million resulting in net cash proceeds of $11.0 million. Nash DeCamp, in the normal course of business, makes cash advances to produce growers during various product growing seasons to fund production costs. The Company will continue to fund these advances through the expected sale date in mid-1999.

   On January 2,1999, and January 3, 1998, the Company had $5.5 million and $11.3 million, respectively, in short-term debt from available lines of credit totaling $10 million.

   On April 24, 1998, the Company completed the sale of $165 million of 8.5 percent senior subordinated notes due May 1, 2008, using the net proceeds from the offering, after fees and expenses, to reduce certain amounts borrowed under its revolving credit facility.

                     NASH FINCH COMPANY AND SUBSIDIARIES

   The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.


                               Fixed Rate           Variable
-------------------------------------------------------------------------------
(IN THOUSANDS)              Amount      Rate    Amount       Rate
-------------------------------------------------------------------------------
1999..................... $    835      8.6%   $  5,675      6.4%
2000.....................      621      8.6%        110      6.5%
2001.....................    1,946      8.6%    120,110      6.5%
2002.....................      473      8.6%      1,210      3.6%
2003.....................    3,034      8.5%        110      3.6%
thereafter...............  165,216      8.5%        450      3.6%
                          --------             --------
                          $172,125             $127,665
                          --------             --------


   Swap agreements with notional amounts of $60 million and $30 million expire in 1999 and 2000, respectively.


Pay variable/receive fixed .............   $  60,000       $  30,000
Average receive rate ...................         5.5%            5.5%
Average pay rate .......................         6.4%            6.5%


   Other transactions affecting liquidity during the year include capital expenditures for the year of $52.7 million, and payment of a cash dividend of $8.2 million, or $.72 per share. The Company has announced it will reduce future cash dividends by fifty percent, allowing it to reinvest approximately $4.0 million back into the business.

   On June 22, 1998 the Company sold three stores to Miracle Mart, Inc., a new wholesale customer in Mandan, North Dakota, for approximately $4.7 million in cash. Also, on September 21, 1998, the Company purchased three stores in South Dakota from Sooper Dooper Markets, Inc. for cash and other consideration totaling $2.3 million.

   The Company believes that borrowing under the revolving credit facility, sale of subordinated notes, other credit agreements, cash flows from operating activities and lease financing will be adequate to meet the Company's working capital needs, planned capital expenditures and debt service obligations for the foreseeable future.

FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------
   The information contained in this Annual Report includes forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can be identified by the use of words like "believes," "expects," "may," "will," "should," "anticipates" or similar expressions, as well as discussions of strategy. Although such statements represent management's current expectations based on available data, they are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Such risks, uncertainties and other factors may include, but are not limited to, the ability to: meet debt service obligations and maintain future financial flexibility; respond to continuing competitive pricing pressures; retain existing independent wholesale customers and attract new accounts; address Year 2000 issues as they affect the Company, its customers and vendors; and fully integrate acquisitions and realize expected synergies.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
-------------------------------------------------------------------------------
   Nash Finch Company common stock is traded in the national over-the-counter market under the symbol NAFC. The following table sets forth, for each of the calendar periods indicated, the range of high and low closing sales prices for the common stock as reported by the NASDAQ National Market System, and the cash dividends paid per share of common stock. Prices do not include adjustments for retail mark-ups, mark-downs or commissions. At January 2, 1999 there were 2,214 stockholders of record.


                                                                         Dividends
                               1998                  1997                Per Share
                          High      Low        High        Low        1998       1997
-------------------------------------------------------------------------------------
First Quarter ......    20         18 3/4     22          18           .18       .18
Second Quarter .....    19  7/8    14 1/2     22 1/4      17 1/2       .18       .18
Third Quarter ......    15  5/8    13 7/8     24 7/8      19 3/4       .18       .18
Fourth Quarter .....    15 5/16    13 1/8     24 1/2      17 1/2       .18       .18
-------------------------------------------------------------------------------------


REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------
The Board of Directors and Stockholders
Nash Finch Company:

[LOGO]

   We have audited the accompanying consolidated balance sheets of Nash Finch Company and subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nash Finch Company and subsidiaries at January 2, 1999 and January 3, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 24, 1999

                     NASH FINCH COMPANY AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------
Fiscal years ended January 2, 1999,
January 3, 1998 and December 28, 1996.                                   1998          1997        1996
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                              52 weeks       53 weeks     52 weeks
------------------------------------------------------------------------------------------------------------
INCOME:
   Net sales .....................................................    $ 4,115,589     4,293,555   3,300,935
   Other revenues ................................................         44,422        47,540      23,035
                                                                      -----------     ---------   ---------
     Total revenues ..............................................      4,160,011     4,341,095   3,323,970

COST AND EXPENSES:
   Cost of sales .................................................      3,783,661     3,936,813   2,996,596
   Selling, general and administrative ...........................        291,199       293,876     248,141
   Special charges ...............................................         68,471        30,034        --
   Depreciation and amortization .................................         46,064        46,353      33,314
   Interest expense ..............................................         29,034        32,773      13,408
                                                                      -----------     ---------   ---------
     Total costs and expenses ....................................      4,218,429     4,339,849   3,291,459
     Earnings (loss) from continuing operations before
        income taxes and extraordinary charge ....................        (58,418)        1,246      32,511
   Income taxes (benefit) ........................................        (18,837)        2,320      13,174
                                                                      -----------     ---------   ---------
     Earnings (loss) from continuing operations before
        extraordinary charge .....................................        (39,581)       (1,074)     19,337

DISCONTINUED OPERATIONS:
   Earnings (loss) from discontinued operations,
        net of income taxes (benefit) ............................            426          (154)        695
   Loss on disposal of discontinued operations,
        including provision of $1,800, for future
        operating losses during phase out period,
        net of income tax benefit of $10,587 .....................        (16,913)         --          --
                                                                      -----------     ---------   ---------
        Earnings (loss) before extraordinary charge ..............        (56,068)       (1,228)     20,032
   Extraordinary charge from early extinguishment of debt,
        net of income tax benefit of $3,951 ......................          5,569          --          --
                                                                      -----------     ---------   ---------
   Net earnings (loss) ...........................................    $   (61,637)       (1,228)     20,032
                                                                      -----------     ---------   ---------
BASIC EARNINGS (LOSS) PER SHARE:
   Earnings (loss) from continuing operations ....................    $     (3.50)        (0.10)       1.77
   Earnings (loss) from discontinued operations ..................          (1.46)        (0.01)       0.06
                                                                      -----------     ---------   ---------
     Earnings (loss) before extraordinary charge .................          (4.96)        (0.11)       1.83
     Extraordinary charge from early extinguishment of debt,
        net of income tax benefit ................................          (0.49)         --          --
                                                                      -----------     ---------   ---------
   Net earnings (loss) per share .................................    $     (5.45)        (0.11)       1.83
                                                                      -----------     ---------   ---------
DILUTED EARNINGS (LOSS) PER SHARE:
   Earnings (loss) from continuing operations ....................    $     (3.50)        (0.10)       1.75
   Earnings (loss) from discontinued operations ..................          (1.46)        (0.01)       0.06
                                                                      -----------     ---------   ---------
     Earnings (loss) before extraordinary charge .................          (4.96)        (0.11)       1.81
     Extraordinary charge from early extinguishment of debt,
        net of income tax benefit ................................          (0.49)         --          --
                                                                      -----------     ---------   ---------
   Net earnings (loss) per share .................................    $     (5.45)        (0.11)       1.81
                                                                      -----------     ---------   ---------
   Weighted average number of common shares outstanding and common equivalent shares outstanding:
   Basic .........................................................         11,318        11,270      10,947
   Diluted .......................................................         11,318        11,270      11,093

-------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       NASH FINCH COMPANY AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                           January 2,        January 3,
ASSETS                                                                                1999              1998
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash .......................................................................    $     848                933
   Accounts and notes receivable, net .........................................      169,748            173,962
   Inventories ................................................................      267,040            287,801
   Prepaid expenses ...........................................................       13,154             22,582
   Deferred tax assets ........................................................       16,318              9,072
                                                                                   ---------           --------
        Total current assets ..................................................      467,108            494,350
Investments in affiliates .....................................................        4,805              7,679
Notes receivable, noncurrent ..................................................       12,936             23,092

PROPERTY, PLANT AND EQUIPMENT:
   Land .......................................................................       25,386             31,229
   Buildings and improvements .................................................      130,988            137,070
   Furniture, fixtures and equipment ..........................................      302,450            306,762
   Leasehold improvements .....................................................       61,983             60,578
   Construction in progress ...................................................       10,107             28,485
   Assets under capitalized leases ............................................       24,878             25,048
                                                                                   ---------           --------
                                                                                     555,792            589,172
   Less accumulated depreciation and amortization .............................     (333,414)          (312,939)
                                                                                   ---------           --------
        Net property, plant and equipment .....................................      222,378            276,233
Intangible assets, net ........................................................       69,141             70,732
Investment in direct financing leases .........................................       16,155             19,094
Deferred tax asset, net .......................................................       31,908              2,622
Other assets ..................................................................        8,664             11,081
                                                                                   ---------           --------
        Total assets ..........................................................    $ 833,095            904,883
                                                                                   ---------           --------
                                                                                   ---------           --------
LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
   Outstanding checks .........................................................    $  33,329             36,271
   Short-term debt payable to banks ...........................................        5,525             11,300
   Current maturities of long-term debt and capitalized lease obligations .....        2,563              7,964
   Accounts payable ...........................................................      189,382            177,548
   Accrued expenses ...........................................................       97,683             60,599
   Income taxes ...............................................................        2,991                737
                                                                                   ---------           --------
        Total current liabilities .............................................      331,473            294,419
Long-term debt ................................................................      293,280            325,489
Capitalized lease obligations .................................................       34,667             38,517
Deferred compensation .........................................................        6,450              6,768
Other .........................................................................       10,752             14,072

STOCKHOLDERS' EQUITY:
   Preferred stock - no par value
     Authorized 500 shares;  none issued ......................................         --                 --
   Common stock of $1.66 2/3 par value
     Authorized 25,000 shares; issued 11,575 shares
     in 1998 and 1997 .........................................................       19,292             19,292
   Additional paid-in capital .................................................       17,944             17,648
   Restricted stock ...........................................................         (113)              (391)
   Retained earnings ..........................................................      121,185            190,984
                                                                                   ---------           --------
                                                                                     158,308            227,533
   Less cost of 234 shares and 252 shares of common stock in treasury,
     respectively .............................................................       (1,835)            (1,915)
                                                                                   ---------           --------
        Total stockholders' equity ............................................      156,473            225,618
                                                                                   ---------           --------
        Total liabilities and stockholders' equity ............................    $ 833,095            904,883
                                                                                   ---------           --------
                                                                                   ---------           --------
----------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     NASH FINCH COMPANY AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                           1998             1997            1996
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings ...................................................   $ (61,637)         (1,228)         20,032
   Adjustments to reconcile net income to net cash
   provided by operating activities:
     Special charges - non-cash portion ...........................      65,181          28,749            --
     Discontinued operations ......................................      27,500            --              --
     Depreciation and amortization ................................      47,196          47,697          34,759
     Provision for bad debts ......................................      10,637           5,055           1,893
     Provision for (recovery from) losses on closed lease locations       1,099           1,722            (458)
     Extraordinary charge - extinguishment of debt ................       9,520            --              --
     Deferred income taxes ........................................     (36,532)         (2,955)         (2,278)
     Deferred compensation ........................................        (318)           (708)           (149)
     (Earnings) loss of equity investments ........................        (262)            469             616
     Other ........................................................      (2,017)          2,003             326
   Changes in operating assets and liabilities:
     Accounts and notes receivable ................................      (3,604)         (3,744)        (12,544)
     Inventories ..................................................      23,400          19,821          14,021
     Prepaid expenses .............................................       6,722          (1,201)           (349)
     Accounts payable .............................................      11,072          (6,953)        (21,850)
     Accrued expenses .............................................       2,276          (2,512)          2,219
     Income taxes .................................................       2,254          (2,262)           (967)
                                                                       --------         -------        --------
        Net cash provided by operating activities .................     102,487          83,953          35,271
                                                                       --------         -------        --------
INVESTING ACTIVITIES:
   Dividends received .............................................         799           1,600            --
   Disposal of property, plant and equipment ......................      21,274          16,721           9,169
   Additions to property, plant and equipment
     excluding capital leases .....................................     (52,730)        (67,725)        (51,333)
   Business acquired, net of cash acquired ........................      (2,908)        (17,863)       (257,868)
   Investment in an affiliate .....................................        --              --            (2,500)
   Loans to customers .............................................     (15,290)        (18,816)         (4,997)
   Payments from customers on loans ...............................      15,554          14,080           4,713
   Sale (repurchase) of receivables ...............................        (250)         37,000           3,402
   Other ..........................................................      (4,174)           (739)         (2,896)
                                                                       --------         -------        --------
        Net cash used for investing activities ....................     (37,725)        (35,742)       (302,310)
                                                                       --------         -------        --------
FINANCING ACTIVITIES:
   Proceeds from long-term debt ...................................     165,000            --            30,000
   (Payments) proceeds from revolving debt ........................     (94,000)        (30,000)        244,000
   Dividends paid .................................................      (8,162)         (8,110)         (8,288)
   (Payments) proceeds from short-term debt .......................      (5,775)         (4,871)          1,171
   Payments of long-term debt .....................................    (108,608)         (6,009)        (21,946)
   Payments of capitalized lease obligations ......................      (1,504)         (3,467)           (717)
   Extinguishment of debt .........................................      (9,378)           --              --
   Increase (decrease) in outstanding checks ......................      (2,942)          3,779          (2,395)
   Other ..........................................................         522             479             111
                                                                       --------         -------        --------
        Net cash (used in) provided by financing activities .......     (64,847)        (48,199)        241,936
                                                                       --------         -------        --------
        Net (decrease) increase in cash ...........................   $     (85)             12         (25,103)
                                                                       --------         -------        --------
-----------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     NASH FINCH COMPANY AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------

Fiscal years ended January 2, 1999,
January 3, 1998 and December 28, 1996
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                     Foreign
                                          Common stock      Additional               currency
                                        -----------------     paid-in    Retained  translation   Restricted
                                        Shares     Amount     capital    earnings   adjustment      stock
-------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 30, 1995 ........   11,224     $18,706     12,013     188,578     (950)             --
Net earnings ........................       --          --         --      20,032       --              --
Dividend declared of $.75 per share..       --          --         --      (8,288)      --              --
Shares issued in connection with
   acquisition of a business.........      350         584      5,064          --       --              --
Treasury stock issued upon
   exercise of options...............       --          --         47          --       --              --
Issuance of restricted stock.........       --          --       (308)         --       --            (524)
Amortized compensation under
   restricted stock plan.............       --          --         --          --       --              24
Treasury stock purchased.............       --          --         --          --       --              --
                                       -------     -------    -------    --------    -----           -----
BALANCE AT DECEMBER 28, 1996.........   11,574      19,290     16,816     200,322     (950)           (500)
Net earnings (loss)..................       --          --         --      (1,228)      --              --
Dividend declared of $.72 per share..       --          --         --      (8,110)      --              --
Treasury stock issued upon
   exercise of options...............       --          --        354          --       --              --
Amortized compensation under
   restricted stock plan.............       --          --         --          --       --              29
Repayment of notes receivable
   from holders of restricted stock..       --          --         --          --       --              80
Distribution of stock pursuant to
   performance awards................       --          --        460          --       --              --
Treasury stock purchased ............       --          --         --          --       --              --
Foreign currency translation
   adjustment........................       --          --         --          --      950              --
Other................................        1           2         18          --       --              --
                                       -------     -------    -------    --------    -----           -----
BALANCE AT JANUARY 3, 1998...........   11,575      19,292     17,648     190,984       --            (391)
Net earnings (loss)..................       --          --         --     (61,637)      --              --
Dividend declared of $.72 per share..       --          --         --      (8,162)      --              --
Treasury stock issued upon
   exercise of options...............       --          --         47          --       --              --
Amortized compensation under
   restricted stock plan.............       --          --         --          --       --              72
Repayment of notes receivable from
   holders of restricted stock.......       --          --         --          --       --             206
Distribution of stock pursuant to
   performance awards................       --          --        246          --       --              --
Treasury stock purchased ............       --          --         --          --       --              --
Other................................       --          --          3          --       --              --
                                       -------     -------    -------    --------    -----           -----
BALANCE AT JANUARY 2, 1999...........   11,575     $19,292     17,944     121,185       --            (113)
                                       -------     -------    -------    --------    -----           -----
                                       -------     -------    -------    --------    -----           -----


                                           Treasury stock        Total
                                      -----------------------  stockholders'
                                          Shares     Amount      equity
                                      --------------------------------------
BALANCE AT DECEMBER 30, 1995 ........      (346)    $(3,034)       215,313
Net earnings ........................        --          --         20,032
Dividend declared of $.75 per share..        --          --         (8,288)
Shares issued in connection with
   acquisition of a business.........        --          --          5,648
Treasury stock issued upon
   exercise of options...............         6          42             89
Issuance of restricted stock.........        40         995            163
Amortized compensation under
   restricted stock plan.............        --          --             24
Treasury stock purchased.............        (7)       (120)          (120)
                                          -----     -------        -------
BALANCE AT DECEMBER 28, 1996.........      (307)     (2,117)       232,861
Net earnings (loss)..................        --          --         (1,228)
Dividend declared of $.72 per share..        --          --         (8,110)
Treasury stock issued upon
   exercise of options...............        29         143            497
Amortized compensation under
   restricted stock plan.............        --          --             29
Repayment of notes receivable
   from holders of restricted stock..        --          --             80
Distribution of stock pursuant to
   performance awards................        30         148            608
Treasury stock purchased ............        (4)        (89)           (89)
Foreign currency translation
   adjustment........................        --          --            950
Other................................        --          --             20
                                          -----     -------        -------
BALANCE AT JANUARY 3, 1998...........      (252)     (1,915)       225,618
Net earnings (loss)..................        --          --        (61,637)
Dividend declared of $.72 per share..        --          --         (8,162)
Treasury stock issued upon
   exercise of options...............         4          21             68
Amortized compensation under
   restricted stock plan.............        --          --             72
Repayment of notes receivable from
   holders of restricted stock.......        --          --            206
Distribution of stock pursuant to
   performance awards................        15          75            321
Treasury stock purchased ............        (1)        (16)           (16)
Other................................        --          --              3
                                          -----     -------        -------
BALANCE AT JANUARY 2, 1999...........      (234)    $(1,835)       156,473
                                          -----     -------        -------
                                          -----     -------        -------

-----------------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NASH FINCH COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

FISCAL YEAR

   Nash Finch Company's fiscal year ends on the Saturday nearest to December
31. Fiscal year 1998 consisted of 52 weeks, while 1997 and 1996 consisted of 53 weeks and 52 weeks, respectively.

PRINCIPLES OF CONSOLIDATION

   The accompanying financial statements include the accounts of Nash Finch Company (the Company), its majority-owned subsidiaries and the Company's share of net earnings or losses of 50 percent or less owned companies. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

   Certain reclassifications were made to prior year amounts to conform with 1998 presentation. During 1998, warehousing and transportation expenses, historically classified as selling, general and administrative expenses and other operating expenses, are reclassified as cost of sales. For 1998, 1997 and 1996, $121.9 million, $135.7 million and $87.6 million, respectively, were reclassified. These reclassifications have no impact on operating income and net income but conform the Company's financial reporting with the reporting practices of other large wholesale food distributors.

CASH AND CASH EQUIVALENTS

   In the accompanying financial statements, and for purposes of the statements of cash flows, cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

INVENTORIES

   Inventories are stated at the lower of cost or market. At January 2, 1999 and January 3, 1998, approximately 87 percent and 85 percent, respectively, of the Company's inventories are valued on the last-in, first-out (LIFO) method. During fiscal 1998 the Company recorded a LIFO charge of $4.0 million compared to $1.5 million in 1997. The remaining inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method of accounting for inventories had been used, inventories would have been $47.1 million and $43.1 million higher at January 2, 1999 and January 3, 1998, respectively.

PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment are stated at cost. Assets under capitalized leases are recorded at the present value of future lease payments or fair market value, whichever is lower. Expenditures which improve or extend the life of the respective assets are capitalized while maintenance and repairs are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

   An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. In applying Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR
LONG-LIVED ASSETS TO BE DISPOSED OF, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has generally identified this lowest level to be individual stores; however, there are limited circumstances where, for evaluation purposes, stores could be considered with the distribution center they support. The Company considers historical performance and future estimated results in its evaluation of potential impairment. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments.

INTANGIBLE ASSETS

   Intangible assets consist primarily of covenants not to compete and goodwill, and are carried at cost less accumulated amortization. Costs are amortized over the estimated useful lives of the related assets ranging from 2-25 years. Amortization expense charged to operations for fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996 was $5.8 million, $5.9 million and $5.2 million, respectively. The accumulated amortization of intangible assets was $18.5 million and $13.5 million at January 2, 1999 and January 3, 1998, respectively. The carrying value of intangible assets is reviewed for impairment annually and/or when factors indicating impairment is present using an undiscounted cash flow assumption.

DEPRECIATION AND AMORTIZATION

   Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets which generally range from 10-40 years for buildings and improvements and 3-10 years for furniture, fixtures and equipment. Leasehold improvements and capitalized leases are amortized to expense on a straight-line basis over the term of the lease.

   Effective January 4, 1998, the Company early adopted the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, ACCOUNTING FOR THE COST OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. The SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Certain costs that are required to be capitalized by the SOP were previously being expensed as incurred by the Company. As a result of this change in accounting, during 1998, the Company capitalized $5.1 million in payroll and payroll-related costs for employees who are directly involved with and devote time to internal-use software development projects. Such amounts were subsequently written-off during 1998 (see Note (3) of Notes to Consolidated Financial Statements).

                     NASH FINCH COMPANY AND SUBSIDIARIES

INCOME TAXES

   Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

STOCK OPTION PLANS

   As permitted by the provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25 (APB 25), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations in accounting for its stock option plans. As a result, the Company does not recognize compensation costs if the option price equals or exceeds market price at date of grant. Note (8) of Notes to Consolidated Financial Statements contains a summary of the pro forma effects to reported net income and earnings per share had the Company elected to recognize compensation costs as encouraged by SFAS No. 123.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

   The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which standardizes the accounting for derivative instruments, and requires the Company to recognize all derivatives on the balance sheet at fair value. This Statement is effective for the Company's fiscal year 2000. Management has not assessed the impact on earnings or financial position.

(2) ACQUISITIONS

   On November 7, 1996 the Company completed a tender offer to purchase the outstanding shares of common stock of Super Food Services, Inc. ("Super Food") for $15.50 per share in cash, with 10.6 million shares tendered, representing approximately 96 percent of the outstanding common stock of Super Food. Super Food is a wholesale grocery distributor based in Dayton, Ohio, with annual revenues of approximately $1.2 billion. The fair value of the assets acquired, including goodwill, was $321.9 million, and liabilities assumed totaled $150.0 million. Goodwill of $29.8 million and other intangibles of $5.8 million are being amortized over 25 years on a straight-line basis.

   The acquisition was accounted for by the purchase method of accounting and, accordingly, the operating results of the newly acquired businesses have been included in the consolidated operating results of the Company since the date of acquisition.

   Pro forma, unaudited results of operations as if the above operation had been acquired as of the beginning of 1996, after including the impact of certain adjustments such as amortization of intangibles, increased interest expense on acquisition debt and related income tax effects, would have resulted in 1996 net revenues of $4.7 billion, earnings before income tax of $23.7 million, net income of $14.1 million and basic earnings per share of $1.28.

(3) SPECIAL CHARGES

1998 CHARGES

   During the fourth quarter of 1998, the Company recorded charges totaling $71.4 million (offset by $2.9 million of 1997 charge adjustments) as a result of the Company's planned actions designed to redirect its technology efforts, optimize warehouse capacity through consolidation, and to close, sell or reassess underperforming businesses and investments.

   The special charges include $34.4 million for the abandonment of assets principally related to the Company's HORIZONS information system project. Although the Company is using certain modules of the developed software, the abandoned assets relate to purchased software and related development costs associated with abandoned in-process modules and software modules which, without significant investment in continuing development, lack sufficient inherent functionality to meet the Company's business and Year 2000 needs. As a result, the Company has terminated further HORIZONS development, abandoned in-process modules, and shifted its resources to a Year 2000 remediation plan. Also included in abandoned assets is $1.3 million in unamortized packaging design costs relating to a private label product line that will be redesigned.

   The special charges include $17.1 million and $9.6 million for restructuring wholesale and retail operations, respectively. Three warehouses will be closed by the end of the third quarter of 1999. Their volume will be consolidated with other locations, thereby further aligning the Company's distribution capacity with current and anticipated wholesale operations.

   The $17.1 million is comprised of $2.6 million of post-employment benefit costs consistent with existing practices, $2.7 million of penalties upon withdrawal from multi-employer pension plans, $8.2 million to write-down to fair value assets to be abandoned or disposed of (based on management's estimates and appraisals where available), and $3.6 million of employee salary and benefits and other costs to be incurred to close facilities after operations have ceased. Assets held for disposal were $24.6 million at January 2, 1999.

   Twelve underperforming corporately owned retail stores, and one store jointly developed with a wholesale customer, will also be closed. Substantially all stores have either been closed by March 1999 or are involved in transactions currently being negotiated. The $9.6 million consists of $3.4 million of non-cancelable lease obligations and related costs required under lease agreements, $3.5 million to write-down to fair value assets held for disposal, $.8 million of post-closing facility exit costs and $1.9 million for asset abandonment. At January 2, 1999, these costs have been included in accrued expenses on the balance sheet. For 1998, the corporately owned retail units to be closed had aggregate sales and pretax losses of $42.9 million and $1.9 million, respectively, compared with $42.7 million and $.1 million in 1997. The impact of suspending depreciation on assets to be disposed of is not material. Assets held for disposal at January 2, 1999 were $3.5 million.

                       NASH FINCH COMPANY AND SUBSIDIARIES

   The remainder of the aggregate special charges is a $10.3 million provision for asset impairment of which $8.2 million relates to ten owned retail stores. Increased competition resulting in declining market share, deterioration of operating performance and inadequate projected cash flows were the factors indicating impairment. The impaired assets, which include leasehold improvements and store equipment, were measured based on a comparison of the assets' net book value to the present value of the stores' estimated cash flows. In addition, the Company recorded a $2.1 million asset impairment charge writing off its equity investment in a joint venture with an independent retailer it continues to service. Current and projected operating losses and projected negative cash flow were the primary factors in determining that a permanent decline in the value of the investment had occurred.

1997 CHARGES

   In 1997 the Company accelerated its plan to strengthen its competitive position. Coincident with the implementation of the plan, the Company recorded special charges totaling $31.3 million impacting the Company's wholesale and retail segments, as well as the produce growing and marketing segment discontinued during 1998.

   The aggregate special charges included $14.5 million for the consolidation or downsizing of seven underutilized warehouses. The charges, as further detailed in the table below, provided for non-cancelable lease obligations, the write-down to fair value of tangible assets held for resale, and other costs to exit facilities. Also included are post-employment benefits consistent with existing practice and the unamortized portion of goodwill for one of the locations.


                                                       Write-         Write-
                                         Post         down of         down of
                         Lease        Employment     Intangible       Tangible        Exit
                      Commitments      Benefits        Assets         Assets(1)       Costs         Total
------------------------------------------------------------------------------------------------------------
Initial accrual ...     $ 5,198          1,815          3,225          2,442          1,835         14,515
Used in 1997 ......                                    (3,225)        (2,442)                       (5,667)
                      --------------------------------------------------------------------------------------
Balance 1/3/98 ....       5,198          1,815           --             --            1,835          8,848
Reversals in 1998 .      (1,591)          (352)          --             --             (358)        (2,301)
Additional accruals
  in 1998 .........         271            194           --              669            845          1,979
Used in 1998 ......      (1,328)          (625)          --             (669)          (269)        (2,891)
                      --------------------------------------------------------------------------------------
Balance 1/2/99 ....     $ 2,550          1,032           --             --            2,053          5,635
                      --------------------------------------------------------------------------------------
                      --------------------------------------------------------------------------------------


(1) The Company reversed $1.1 million of the write-down of tangible assets recorded in 1997, as discussed below.

   As a result of management changes during 1998, all actions to be taken under the 1997 plan were reevaluated by the Company's new management team. Substantially all actions contemplated by the 1997 plan were reaffirmed in 1998 and are in process of being implemented; however, some actions included in the 1997 plan were changed in 1998. The accruals reversed in 1998 relate to new management's determination that one distribution center identified for closure in the 1997 plan would remain open. The additional accruals are principally for one distribution center identified for downsizing in 1997, which will now be closed, and the additional write-down of assets management has determined in 1998 will not be used in operations upon the closure of distribution centers. Closure of five distribution centers included in the 1997 plan have been announced, three of which were closed as of year-end.

   Also, related to wholesale operations, the special charges included $2.5 million of integration costs, incurred in the third quarter of 1997, associated with the acquisition of the business and certain assets from United-A.G. Cooperative, Inc. ("United-A.G.").

   In retail operations, the special charges relate to the closing of fourteen, principally leased, stores. The $5.2 million charge, as detailed in the table below, covers provisions for continuing non-cancelable lease obligations, anticipated losses on disposals of tangible assets, including abandonment of leasehold improvements, and the write-off of intangible assets.


                                         Write-        Write-
                                        down of        down of
                         Lease         Intangible      Tangible        Exit
                      Commitments        Assets        Assets(1)       Costs         Total
--------------------------------------------------------------------------------------------
Initial accrual ...     $ 2,780            396          1,603            393          5,172
Used in 1997 ......         (10)          (396)        (1,603)           (63)        (2,072)
                     -----------------------------------------------------------------------
Balance 1/3/98 ....       2,770            --             --             330          3,100
Used in 1998 ......        (416)           --             --             (28)          (444)
Reversals in 1998 .      (1,448)           --             --            (131)        (1,579)
Additional accruals
  in 1998 .........         486            --             --             198            684
                     -----------------------------------------------------------------------
Balance 1/2/99 ....     $ 1,392            --             --             369          1,761
                     -----------------------------------------------------------------------
                     -----------------------------------------------------------------------

(1) The Company reversed $608,000 of the write-down of tangible assets recorded in 1997, as discussed below.

   The amount reversed in 1998 is principally the planned closure of a leased retail store which was subleased during the third quarter of 1998. Ten of the identified retail stores were closed during 1998 with the remaining four stores scheduled to be closed by November 1999. For 1998, the ten retail units closed during 1998 and the four units to be closed in 1999 had aggregate sales of $8.4 million and $38.6 million, and pretax losses of $1.0 million and pretax profits of $1.0 million, respectively. The impact of suspending depreciation on assets to be disposed of was not material.

   The aggregate special charges contain a provision of $5.4 million for impaired assets of seven retail stores. Declining market share due to increasing competition, deterioration of operating performance in the third quarter of 1997, and forecasted future results that were less than previously planned were the factors leading to the impairment determination. The impaired assets covered by the charge primarily include real estate, leasehold improvements and, to a lesser extent, goodwill related to two of the stores. Store fixed asset write-downs were measured based on a comparison of the assets' net book value to the net present value of the stores' estimated future net cash flows.

   An asset impairment charge of $1.0 million relating to agricultural assets was also recorded against several farming operations of Nash DeCamp, the Company's produce growing and marketing subsidiary. The impairment determination was based on downturns in the market for certain varieties of fruit. The impairment resulted from anticipated future operating losses and insufficient projected cash flows from agricultural production of these products.

   Other special charges aggregating $2.8 million consist primarily of $.9 million related to the abandonment of system software which was replaced, and a loss of $.6 million realized on the sale of the Company's 22.4 percent equity investment in Alfa Trading Company, a Hungarian wholesale operation. The remaining special charges relate principally to the write-down of idle real estate to current market values.

                       NASH FINCH COMPANY AND SUBSIDIARIES

(4) DISCONTINUED OPERATIONS

   In October 1998, the Company adopted a plan to sell its produce growing and marketing subsidiary, Nash DeCamp Company. Pursuant to APB Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS -- REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS, Nash DeCamp is reported as a discontinued operation for all periods presented. The Company is actively marketing this operation with expected sale before mid-year 1999.

   The estimated pretax loss resulting from the expected sale of Nash DeCamp is $27.5 million, which includes an investment write-down, based upon estimated proceeds, of $17 million and a provision for anticipated operating losses until disposal of $1.8 million. The reported loss is net of an income tax benefit of $10.6 million. Summary operating results of the discontinued operation (in thousands) are as follows:

                                             1998         1997          1996
-------------------------------------------------------------------------------
Revenues ...............................   $47,802       50,507        51,515
Cost and expenses ......................    47,196       51,987        50,359
                                           ------------------------------------
Income (loss) before taxes .............       606       (1,480)        1,156
Income taxes (benefit) .................       180       (1,326)          461
                                           ------------------------------------
Net income (loss) ......................   $   426         (154)          695
                                           ------------------------------------
                                           ------------------------------------


   Net assets of the discontinued operation at January 2, 1999 included in the consolidated balance sheets (in thousands) are as follows:

                                                       1998
-----------------------------------------------------------------
Current assets(1)
   Cash ............................................  $      2
   Accounts and notes receivable, net ..............    14,174
   Inventories .....................................     1,215
   Other current assets ............................       131
                                                      --------
Less current liabilities
   Accounts payable ................................     9,388
   Other current liabilities .......................    11,095
                                                      --------
Net current assets .................................  $ (4,961)
                                                      --------
Long-term assets(1)
   Notes receivable, non-current ...................  $     58
   Net property, plant and equipment ...............    14,285
   Other assets ....................................       371
                                                      --------
Less long-term liabilities
   Deferred compensation ...........................     2,140
   Other liabilities ...............................       650
                                                      --------
Net long-term assets ...............................  $ 11,924
                                                      --------
                                                      --------

(1) The investment write-down of $25.0 million is reflected in the asset values above.

   In the normal course of business, Nash DeCamp makes cash advances to produce growers during various product growing seasons, to fund production costs. Such advances are repayable at the end of the respective growing seasons. Unpaid advances are generally secured by liens on real estate and in certain instances, on crops yet to be harvested. At January 2, 1999, $12.1 million in notes and grower advances were outstanding.

(5) ACCOUNTS AND NOTES RECEIVABLE

   Accounts and notes receivable at the end of fiscal years 1998 and 1997 are comprised of the following components (in thousands):

                                                               1998           1997
--------------------------------------------------------------------------------------
Customer notes receivable - current portion .............   $  10,950          9,256
Customer accounts receivable ............................     158,610        157,737
Other receivables .......................................      25,199         26,970
Allowance for doubtful accounts .........................     (25,011)       (20,001)
                                                            --------------------------
Net current accounts and notes receivable ...............   $ 169,748        173,962
                                                            --------------------------
Noncurrent customer notes receivable ....................      22,342         29,759
Allowance for doubtful accounts .........................      (9,406)        (6,667)
                                                            --------------------------
Net noncurrent notes receivable .........................   $  12,936         23,092
                                                            --------------------------
                                                            --------------------------

   Operating results include bad debt expense totaling $10.6 million, $5.1 million and $1.9 million during fiscal years 1998, 1997 and 1996, respectively.

   On January 1, 1997, the Company adopted the requirements of SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES. SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a financial components approach which focuses on control of the assets and liabilities that exist after the transfer. The implementation of SFAS No. 125 did not have a material effect on the Company's 1997 consolidated financial statements.

   On December 29, 1997, a Receivables Purchase Agreement (the "Agreement") was executed by the Company, Nash Finch Funding Corporation (NFFC), a wholly-owned subsidiary of the Company, and a certain third party purchaser (the "Purchaser") pursuant to a securitization transaction. In applying the provisions of SFAS No. 125, no gain or loss resulted on the transaction. The Agreement is a five-year, $50 million revolving receivable purchase facility allowing the Company to sell additional receivables to NFFC, and NFFC to sell, from time to time, variable undivided interest in these receivables to the Purchaser. NFFC maintains a variable undivided interest in these receivables and is subject to losses on its share of the receivables and, accordingly, maintains an allowance for doubtful accounts. As of January 2, 1999, the Company had sold $45.7 million of accounts receivable on a non-recourse basis to NFFC. NFFC sold $36.8 million of its undivided interest in such receivables to the Purchaser, subject to specified collateral requirements.

   In 1995, the Company had entered into an agreement with a financial institution which allowed the Company to sell on a revolving basis customer notes receivable with recourse. The remaining balances of such sold notes receivable totaled $5.2 million and $9.1 million at January 2, 1999 and January 3, 1998, respectively. The Company is contingently liable should these notes become uncollectible.

   Substantially all notes receivable are based on floating interest rates which adjust to changes in market rates. As a result, the carrying value of notes receivable approximates market value.

                        NASH FINCH COMPANY AND SUBSIDIARIES

(6) LONG-TERM DEBT AND CREDIT FACILITIES

   Long-term debt at the end of the fiscal years 1998 and 1997 is summarized as follows (in thousands):

                                                                1998             1997
-----------------------------------------------------------------------------------------
Variable rate - revolving credit agreement .................  $120,000          214,000
Senior subordinated debt, 8.5% due in 2008 .................   163,781             --
Industrial development bonds, 5.4% to 7.8%
   due in various installments through 2009 ................     3,840            4,370
Term loan, 9.55% due in 2001 ...............................     1,250          107,528
Notes payable and mortgage notes, 3% to 11.5%
   due in various installments through 2003 ................     5,394            5,975
                                                             -----------------------------
                                                               294,265          331,873
Less current maturities ....................................       985            6,384
                                                             -----------------------------
                                                              $293,280          325,489
                                                             -----------------------------


   On April 24, 1998, the Company completed the sale of $165 million of 8.5 percent senior subordinated notes due May 1, 2008, using the net proceeds from the offering after fees and expenses, to reduce certain amounts borrowed under its revolving credit facility.

   In the first quarter of 1998, in conjunction with the senior subordinated debt offering, the Company prepaid $106.3 million of senior notes, and paid prepayment premiums and wrote-off related deferred financing costs totaling $9.5 million. This transaction resulted in an extraordinary charge of $5.6 million, or $.49 per share, net of income tax benefits of $3.9 million.

   During 1997, the Company entered into four swap agreements, with separate financial institutions. At the end of fiscal year 1998 there were three swap agreements remaining. The agreements, which are based on a notional amount of $30.0 million each, call for an exchange of interest payments with the Company receiving payments based on a London Interbank Offered Rate (LIBOR) floating rate and making payments based on a fixed rate, ranging from 6.21 percent to 6.54 percent, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received from counter-parties as interest rates change is included in other liabilities or assets, with the corresponding amount accrued and recognized as an adjustment of interest expense related to the debt.

   The fair values of the swap agreements, totalling $.9 million, are not recognized in the financial statements. Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to the interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment.

   Any swap agreements that are not designated with outstanding debt are recorded as an asset or liability at fair value, with changes in fair value recorded in other income or expense.

   The Company has a revolving credit facility (the "Credit Facility") with two lead banks that was reduced to $350 million in available borrowings during 1998. The Credit Facility matures in October 2001. Borrowings under this agreement will bear interest at variable rates equal to LIBOR plus 1.125 percent. In addition, the Company pays commitment fees of .375 percent on the entire facility both used and unused. The average borrowing rate during the period was 6.5 percent.

   The Credit Facility and subordinated debt agreements contain covenants which among other matters, limit the Company's ability to incur indebtedness, buy and sell assets, impose dividend payment limitations and require compliance to predetermined ratios related to net worth, debt to equity and interest coverage.

   At January 2, 1999, land, buildings and other assets pledged to secure outstanding mortgage notes and obligations under issues of industrial development bonds have a depreciated cost of approximately $4.6 million and $4.2 million, respectively.

   Aggregate annual maturities of long-term debt for the five fiscal years after January 2, 1999 are as follows (in thousands):


-------------------------------------------------------------
1999 .........................................      $  985
2000 .........................................         731
2001 .........................................     122,056
2002 .........................................       1,683
2003 .........................................       3,144
2004 and thereafter ..........................    $165,666
-------------------------------------------------------------


   Interest paid was $32.0 million, $31.6 million and $14.3 million, for fiscal years 1998, 1997 and 1996, respectively.

   In addition, the Company maintains informal lines of credit at various banks. At January 2, 1999 unused informal lines of credit amounted to $4.5 million.

   Based on borrowing rates currently available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows is $277.3 million.

(7) INCOME TAXES

   Income tax expense related to continuing operations is made up of the following components (in thousands):


                              1998        1997        1996
------------------------------------------------------------
Current:
   Federal ..............  $  6,048       3,029      11,781
   State ................     1,060         667       2,262
Deferred:
   Federal ..............   (23,717)     (1,079)       (678)
   State ................    (2,228)       (297)       (191)
                           ---------------------------------
     Total ..............  $(18,837)      2,320      13,174
                           ---------------------------------
                           ---------------------------------


                     NASH FINCH COMPANY AND SUBSIDIARIES

   Total income tax expense (benefit) relating to continuing operations represents effective tax rates of (32.2) percent, 186.2 percent and 40.5 percent for the fiscal years 1998, 1997 and 1996, respectively. The reasons for differences compared with the US federal statutory tax rate (expressed as a percentage of pretax income) are as follows:


                                                       1998        1997       1996
-----------------------------------------------------------------------------------
Federal statutory tax rate ...................        (35.0)%      35.0%     35.0%
State taxes, net of federal income tax benefit         (2.0)       18.0       4.2
Foreign equity earnings ......................           --        (5.2)       --
Dividends received deduction on domestic stock
   of under 80% owned companies ..............          (.4)      (36.0)       --
Non-deductible goodwill ......................           .9       131.4        .2
Non-deductible meals and entertainment .......           .3        17.8        .7
Adjustment to other income tax accruals ......          3.9        27.7        .4
Other net ....................................           .1        (2.5)       --
                                                     -------------------------------
   Effective tax rate ........................        (32.2)%     186.2%     40.5%
                                                     -------------------------------
                                                     -------------------------------


   Income taxes paid (refunded) were $(4.4) million, $8.9 million and $12.4 million during fiscal years 1998, 1997 and 1996, respectively.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 2, 1999, January 3, 1998, and December 28, 1996, are presented below (in thousands):


                                                       1998            1997           1996
--------------------------------------------------------------------------------------------
Deferred tax assets:
Accounts and notes receivable, principally
   due to allowance for doubtful accounts ..........  $12,102          5,891          7,625
Inventories, principally due to additional costs
   inventoried for tax purposes ....................    2,963          3,405          2,956
Health care claims .................................    3,116          2,668          2,991
Deferred compensation ..............................    4,624          2,546          2,376
Compensated absences ...............................    3,192          3,086          2,286
Compensation and casualty loss .....................    2,191          1,780          1,959
Discontinued operations ............................   10,587           --             --
Closed locations ...................................   18,168         10,612          3,126
Other ..............................................    1,782            731          2,236
                                                     ---------------------------------------
Total deferred tax assets ..........................   58,725         30,719         25,555
                                                     ---------------------------------------
Deferred tax liabilities:
Purchased intangibles ..............................     --              231          1,055
Plant and equipment, principally due to
   differences in depreciation .....................      457          9,704          6,511
Inventories, principally due to differences
   in LIFO basis ...................................    7,686          7,686          7,230
Other ..............................................    2,356          1,404          2,020
                                                     ---------------------------------------
Total deferred tax liabilities .....................   10,499         19,025         16,816
                                                     ---------------------------------------
   Net deferred tax asset ..........................  $48,226         11,694          8,739
                                                     ---------------------------------------


   The Company has determined that a valuation allowance for the net deferred tax assets is not required since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary timing differences, future taxable income and tax planning strategies. The Company's conclusion that it is "more likely than not" that the deferred tax asset will be realized is based upon federal taxable income in the carryback period and its lengthy and consistent history of profitable operations.

(8) STOCK RIGHTS AND OPTIONS

   Under the Company's 1996 Stockholder Rights Plan, one right is attached to each outstanding share of common stock. Each right entitles the holder to purchase, under certain conditions, one-half share of common stock at a price of $30.00 ($60.00 per full share). The rights are not yet exercisable and no separate rights certificates have been distributed. All rights expire on March 31, 2006.

   The rights become exercisable 20 days after a "flip-in event" has occurred or 10 business days (subject to extension) after a person or group makes a tender offer for 15 percent or more of the Company's outstanding common stock. A flip-in event would occur if a person or group acquires (1) 15 percent of the Company's outstanding common stock, or (2) an ownership level set by the Board of Directors at less than 15 percent if the person or group is deemed by the Board of Directors to have interests adverse to those of the Company and its stockholders. The rights may be redeemed by the Company at any time prior to the occurrence of a flip-in event at $.01 per right. The power to redeem may be reinstated within 20 days after a flip-in event occurs if the cause of the occurrence is removed.

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

   Under the Company's 1994 Stock Incentive Plan, as amended (the "1994 Plan"), a total of 845,296 shares were reserved for the granting of stock options, restricted stock awards and performance unit awards. Stock options are granted at not less than 100 percent of fair market value at date of grant and are exercisable over a term which may not exceed 10 years from date of grant. Restricted stock awards are subject to restrictions on transferability and such conditions for vesting, including continuous employment for specified periods of time, as may be determined at the date of grant. Performance unit awards are grants of rights to receive shares of stock if certain performance goals or criteria, determined at the time of grant, are achieved in accordance with the terms of the grants.

   Under the 1995 Director Stock Option Plan (the "Director Plan"), for which a total of 40,000 shares were reserved, annual grants of options to purchase 500 shares are made automatically to each eligible non-employee director following each annual meeting of stockholders. The stock options are granted at 100 percent of fair market value at date of grant, become exercisable six months following the date of grant and may be exercised over a term of five years from the date of grant.

                      NASH FINCH COMPANY AND SUBSIDIARIES

   At January 2, 1999, under the 1994 Plan, options to purchase 294,770 shares of common stock of the Company at an average price of $16.89 per share and exercisable over terms of five to seven years from the dates of grant, have been granted and are outstanding. Effective June 1, 1998, options totaling 200,000 shares were granted to a key senior executive. These options, which were not granted under the 1994 Plan, become exercisable in 50,000 share increments over a four year period, beginning one year after the date of grant, at a price of $16.84 per share (100 percent of fair market value at the date of grant). In February 1996, certain members of management exercised rights to purchase restricted stock from the Company at a 25 percent discount to fair market value pursuant to grants awarded in January 1996 under the terms of the 1994 Plan. The purchase required a minimum of 10 percent payment in cash with the remaining balance evidenced by a 5-year promissory note to the Company. Unearned compensation equivalent to the excess of market value of the shares purchased over the price paid by the recipient at the date of grant, and the unpaid balance of the promissory note have been charged to stockholders' equity; amortization of compensation expense was not material. At January 2, 1999, 9,645 shares of restricted stock have been issued and are outstanding. Performance unit awards having a maximum potential payout of 215,518 shares have also been granted and are outstanding.

   Reserved for the granting of future stock options, restricted stock awards and performance unit awards are 213,693 shares.

   At January 2, 1999 under the Director Plan, options to purchase 15,500 shares of common stock of the Company, at an average price of $17.79 per share and exercisable over a term of five years from the date of grant, have been granted and are outstanding. Reserved for the granting of future stock options are 22,500 shares.

   Changes in outstanding options during the three fiscal years ended January 2, 1999 are summarized as follows (in thousands):


                                                                 Weighted Average
                                                                   Option Price
                                                     Shares          Per Share
------------------------------------------------------------------------------------
Options outstanding December 30, 1995 ............     256           $   16.85
   Exercised .....................................      (4)              16.77
   Forfeited .....................................     (45)              17.05
   Granted .......................................     142               17.72
------------------------------------------------------------------------------------
Options outstanding December 28, 1996 ............     349               17.18
   Exercised .....................................     (29)              16.82
   Forfeited .....................................     (33)              17.08
   Granted .......................................       5               18.38
------------------------------------------------------------------------------------
Options outstanding January 3, 1998 ..............     292               17.24
   Exercised .....................................      (4)              16.58
   Forfeited .....................................     (33)              16.83
   Granted .......................................     255               16.48
------------------------------------------------------------------------------------
Options outstanding January 2, 1999 ..............     510(a)            16.89
------------------------------------------------------------------------------------


(a) Remaining average contractual life of options outstanding at January 2, 1999 was 2.5 years, with an exercise price range of $14.72 to $22.31.


Options exercisable at
   January 2, 1999 ...............................    239            $   17.12
   January 3, 1998 ...............................    164                17.09


   The weighted average fair value of options granted during 1998, 1997 and 1996 are $2.49, $2.62 and $2.40, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming a weighted average risk-free interest rate of
4.6 percent, an expected dividend yield of 2.0 percent, expected lives of two and one-half years and volatility of 22.8 percent. Had compensation expense for stock options been determined based on the fair value method (instead of intrinsic value method) at the grant dates for awards, the Company's 1998 and 1997 net loss and loss per share would have increased by less than 1 percent. The effects of applying the fair value method of measuring compensation expense for 1998 is likely not representative of the effects for future years in part because the fair value method was applied only to stock options granted after December 31, 1994.

(9) EARNINGS PER SHARE

   The following table sets forth the computation of basic and diluted earnings per share for continuing operations:


                                                             1998            1997          1996
---------------------------------------------------------------------------------------------------
Numerator:
   Earnings (loss) for continuing operations ..........    $(39,581)        (1,074)        19,337
                                                          -----------------------------------------
Denominator:
   Denominator for basic earnings per share;
   weighted-average shares ............................      11,318         11,270         10,947
Effect of dilutive securities:
   Employee stock options .............................        --             --                8
   Contingent shares ..................................        --             --              138
                                                          -----------------------------------------
Dilutive common shares ................................        --             --              146
Denominator for diluted earnings per share;
   adjusted weighted average shares ...................      11,318         11,270         11,093
                                                          -----------------------------------------
Basic earnings (loss) per share .......................    $  (3.50)         (0.10)          1.77
                                                          -----------------------------------------
Diluted earnings (loss) per share .....................    $  (3.50)         (0.10)          1.75
                                                          -----------------------------------------


(10) LEASE AND OTHER COMMITMENTS

   A substantial portion of the store and warehouse properties of the Company are leased. The following table summarizes assets under capitalized leases (in thousands):


                                                             1998            1997
------------------------------------------------------------------------------------
Buildings and improvements .............................   $ 24,878         25,048
Less accumulated amortization ..........................    (11,213)       (10,243)
                                                          --------------------------
   Net assets under capitalized leases .................   $ 13,665         14,805
                                                          --------------------------
                                                          --------------------------


   At January 2, 1999, future minimum rental payments under non-cancelable leases and subleases are as follows (in thousands):


                                          Operating       Capital
                                            Leases         Leases
-------------------------------------------------------------------
1999                                      $ 31,918          5,613
2000                                        27,320          5,447
2001                                        24,475          5,384
2002                                        30,120          5,395
2003 and thereafter                        119,289         48,345
                                          -------------------------
Total minimum lease payments (a)          $233,122         70,184
Less imputed interest
   (rates ranging from 7.8% to 16.0%)                     (33,939)
                                                         ----------
Present value of net minimum lease payments                36,245
Less current maturities                                    (1,578)
                                                         ----------
Capitalized lease obligations                             $34,667
                                                         ----------
                                                         ----------


(a) Future minimum payments for operating and capital leases have not been reduced by minimum sublease rentals receivable under non-cancelable subleases. Total future minimum sublease rentals related to operating and capital lease obligations as of January 2, 1999 are $121.2 million and $36.2 million, respectively.

                       NASH FINCH COMPANY AND SUBSIDIARIES

   Total rental expense under operating leases for fiscal years 1998, 1997 and 1996 is as follows (in thousands):

                                                   1998            1997           1996
---------------------------------------------------------------------------------------
Total rentals .................................  $ 44,320         42,584         33,316
Less real estate taxes, insurance and other
   occupancy costs ............................    (2,357)        (2,731)        (2,070)
                                                 --------------------------------------
Minimum rentals ...............................    41,963         39,853         31,246
Contingent rentals ............................      (154)           244            183
Sublease rentals ..............................   (16,358)       (13,744)        (9,449)
                                                 --------------------------------------
                                                 $ 25,451         26,353         21,980
                                                 --------------------------------------
                                                 --------------------------------------

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

(11) CONCENTRATION OF CREDIT RISK

   The Company provides financial assistance in the form of secured loans to some of its independent retailers for inventories, store fixtures and equipment and store improvements. Loans are secured by liens on inventory or equipment or both, by personal guarantees and by other types of collateral. In addition, the Company may guarantee lease and promissory note obligations of customers.

   As of January 2, 1999, the Company has guaranteed outstanding promissory note obligations of three customers in the amount of $17.5 million, $7.1 million and $6.5 million, respectively. The Company has guaranteed certain lease and promissory note obligations of customers aggregating approximately $37.1 million.

   The Company establishes allowances for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Management believes that adequate provisions have been made for any doubtful accounts.

(12) PROFIT SHARING PLAN

   The Company has a profit sharing plan covering substantially all employees meeting specified requirements. Contributions, determined by the Board of Directors, are made to a noncontributory profit sharing trust based on profit performances. Profit sharing expense for 1998, 1997 and 1996 was $3.9 million, $2.5 million and $4.1 million, respectively.

   Certain officers and key employees are participants in a deferred compensation plan providing fixed benefits payable in equal monthly installments upon retirement. Annual contributions to the deferred compensation plan, which are based on Company performance, are expensed. No annual contribution was made in 1998 or 1997.

(13) PENSION AND OTHER POSTRETIREMENT BENEFITS

   Super Food has a qualified non-contributory retirement plan to provide retirement income for eligible full-time employees who are not covered by union retirement plans. Pension benefits under the plans are based on length of service and compensation. The Company contributes amounts necessary to meet minimum funding requirements. During 1997 the Company formalized a curtailment plan affecting all participants under the age of 55. All employees impacted by the curtailment were transferred into the Company's existing defined contribution plan effective January 1, 1998.

   The Company provides certain health care benefits for retired employees not subject to collective bargaining agreements. Employees become eligible for those benefits when they reach normal retirement age and meet minimum age and service requirements. Health care benefits for retirees are provided under a self-insured program administered by an insurance company.

   The estimated future cost of providing postretirement health costs is accrued over the active service life of the employees. The following table sets forth the benefit obligations of postretirement benefits and the funded status of the curtailed Super Food pension plan.

   The actuarial present value of benefit obligations, and funded plan status at January 2, 1999 and January 3, 1998 were (in thousands):


                                           PENSION BENEFITS                OTHER BENEFITS
--------------------------------------------------------------------------------------------
                                          1998           1997           1998            1997
--------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
   beginning of year .............     $(37,646)       (32,560)        (8,604)        (7,978)
Service cost .....................         (199)          (660)          (376)          (354)
Interest cost ....................       (2,630)        (2,663)          (560)          (576)
Plan amendments ..................          148          3,784           --             --
Actuarial (loss) gain ............       (1,462)        (7,524)            23           (294)
Benefits paid ....................        2,203          1,977            624            598
                                       -----------------------------------------------------
Benefit obligation at end of year.     $(39,586)       (37,646)        (8,893)        (8,604)

CHANGE IN PLAN ASSETS
Fair value of plan assets at
   beginning of year .............     $ 36,261         34,274           --             --
Actual return on plan assets .....        3,622          3,587           --             --
Employer contribution ............        1,540            377            624            598
Plan participants' contributions .         --             --             --             --
   Benefits paid .................       (2,203)        (1,977)          (624)          (598)
                                       -----------------------------------------------------
Fair value of plan assets at
   end of year ...................     $ 39,220         36,261           --             --
                                       -----------------------------------------------------
Funded status ....................     $   (366)        (1,385)        (8,893)        (8,604)
Unrecognized actuarial loss
  (gain)..........................        2,806          2,098           (403)          (380)
Unrecognized transition
  obligation......................         --             --            3,467          3,714
Unrecognized prior service cost ..         (136)          --             --             --
                                       -----------------------------------------------------
Prepaid (accrued) benefit cost ...     $  2,304            713         (5,829)        (5,270)
                                       -----------------------------------------------------
                                       -----------------------------------------------------

WEIGHTED-AVERAGE ASSUMPTIONS AS OF JANUARY 2, 1999


Discount rate............................   7.00%   7.25%   7.00%   6.75%
Expected return on plan assets...........   8.00%   8.00%     --     --
Rate of compensation increase............   5.00%   5.00%     --     --


                        NASH FINCH COMPANY AND SUBSIDIARIES

   The aggregate costs for the Company's retirement benefits included the following components (in thousands):

COMPONENTS OF NET PERIODIC BENEFIT COST (INCOME)

                                        PENSION BENEFITS                             OTHER BENEFITS
-------------------------------------------------------------------------------------------------------------------
                               1998           1997           1996           1998           1997           1996
-------------------------------------------------------------------------------------------------------------------
Service cost ...........     $   199            660            237            376            354            260
Interest cost ..........       2,630          2,663            882            560            576            403
Expected return on
  plan assets ..........      (2,867)        (2,857)        (1,855)          --             --             --
Amortization of prior
  service costs ........         (12)          --              931           --             --             --
Amortization of
  unrecognized
  transition obligation.        --             --             --              248            235            248
                            ---------------------------------------------------------------------------------------
Net periodic benefit
  cost (income) ........     $   (50)           466            195          1,184          1,165            911
                            ---------------------------------------------------------------------------------------

   Assumed health care cost trend rates have a significant effect on the 1998 amounts reported for the health care plans. The assumed annual rate of future increases in per capita cost of health care benefits was 9.0 percent in fiscal 1998, declining at a rate of .5 percent per year to 5.5 percent in 2005 and thereafter. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                             1% Increase     1% Decrease
----------------------------------------------------------------------------------------
Effect on total of service and interest cost components ....      $ 71           (60)
Effect on postretirement benefit obligation ................       461          (406)


   Approximately 6 percent of the Company's employees are covered by collectively-bargained, multi-employer pension plans. Contributions are determined in accordance with the provisions of negotiated union contracts and generally are based on the number of hours worked. The Company does not have the information available to determine its share of the accumulated plan benefits or net assets available for benefits under the multi-employer plans. Amounts contributed to those plans during 1998 and 1997 were $2.9 million and $2.2 million, respectively.

   The Company has a practice of providing post-employment benefits when closing distribution center facilities.

(14) SUBSIDIARY GUARANTEES

   The following tables presents summarized combined financial information for certain wholly owned subsidiaries which guarantee on a full, unconditional and joint and several basis, $165.0 million of senior subordinated notes due May 1, 2008, which were offered and sold on April 24, 1998 by the Company:

CONDENSED CONSOLIDATED STATEMENTS OF INCOME


(IN THOUSANDS)                                  1998          1997            1996
------------------------------------------------------------------------------------
Operating revenues ......................   $1,060,331      1,068,857        269,090
Operating expenses ......................    1,056,390      1,058,695        266,386
Operating income (loss) .................        3,941         10,162          2,703
Other income ............................        4,732          4,168          1,108
Income (loss) before income tax .........        8,673         14,330          3,812
Income tax expense (benefit) ............        7,203          5,621          1,524
Net income (loss) .......................   $    1,470          8,709          2,288


CONDENSED CONSOLIDATED BALANCE SHEET DATA

                                              1998            1997
-------------------------------------------------------------------
Current assets ............................ $148,906        160,125
Non-current assets ........................  105,456        117,698
Current liabilities .......................   64,921         57,862
Long-term debt and obligations ............   23,907         27,152
Deferred credits and other liabilities ....    3,990         14,452


   The following tables sets forth summarized combined financial information relating to non-wholly owned subsidiaries which have on a full, unconditional and joint and several basis, guaranteed the aforementioned debt of the Company.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME


(IN THOUSANDS)                               1998            1997           1996
---------------------------------------------------------------------------------
Operating revenues .......................  $31,713         34,929         36,695
Operating expenses .......................   30,795         33,075         35,370
Operating income .........................      918          1,854          1,325
Other income .............................      425            276            240
Income before income tax .................    1,343          2,130          1,565
Income tax expense .......................      492            773            564
Net income ...............................  $   851          1,357          1,001


CONDENSED CONSOLIDATED BALANCE SHEET DATA

                                             1998           1997
-----------------------------------------------------------------
Current assets ...........................  $3,068          3,129
Non-current assets .......................   2,921          3,289
Current liabilities ......................   2,127          2,524
Long-term debt and obligations ...........  $  211            447


   Non-guarantor subsidiaries, all of which are wholly owned, are inconsequential.

(15) SEGMENT INFORMATION

   The Company and its subsidiaries sell and distribute food and non-food products that are typically found in supermarkets. The Company has three reportable operating segments. The Company's wholesale distribution segment is made up of 17 distribution centers that sell food and food related products to independently owned retail food stores, corporately owned retail food stores and institutional customers. The retail segment is made up of 93 corporately owned stores that sell food and food related products directly to the consumer. The military distribution segment sells food and food related products to military commissaries.

   In 1998, the Company discontinued the operations of Nash DeCamp (see Note (4) of Notes to Consolidated Financial Statements). Information presented below relates only to results of continuing segments. The Company evaluates performance and allocates resources based on profit or loss before income taxes, not including general corporate expenses and earnings from equity investments. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies except that the Company accounts for inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level.

   Intra-segment sales and transfers are recorded on a cost plus markup basis. Wholesale segment profits on sales to Company owned stores have been allocated back to the retail operating segment.

                                        NASH FINCH COMPANY AND SUBSIDIARIES

SCHEDULES
YEAR-END JANUARY 2, 1999
(IN THOUSANDS)                                              Wholesale         Retail        Military        All Other      Totals
----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers ......................    $ 2,491,736        738,018        916,819          3,004(1)   4,149,577
Intra-segment revenues ................................        443,061           --             --            2,628        445,689
Interest revenue ......................................         (3,431)           (37)          --             --           (3,468)
Interest expense (includes capital lease interest) ....          2,910             15           --             --            2,925
Depreciation expense ..................................         17,916          9,794          2,250            119         30,079
Segment profit (loss) .................................         41,571          5,923         23,540           (205)        70,829
Assets ................................................        460,996         96,765        139,388          2,553        699,702
Expenditures for long-lived assets ....................          7,987          9,327          1,550              4         18,868


YEAR-END JANUARY 3, 1998
(IN THOUSANDS)                                              Wholesale          Retail       Military        All Other      Totals
----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers ......................    $ 2,563,795        823,922        940,365          2,355(1)   4,330,437
Intra-segment revenues ................................        501,062           --             --            2,497        503,559
Interest revenue ......................................         (4,001)           (12)          --             --           (4,013)
Interest expense (includes capital lease interest) ....          3,340             20           --             --            3,360
Depreciation expense ..................................         18,318         10,496          2,011            116         30,941
Segment profit (loss) .................................         51,351          5,450         24,667            123         81,591
Assets ................................................        461,642         98,180        143,437            587        703,846
Expenditures for long-lived assets ....................         16,129         17,510          2,786            392         36,817


YEAR-END DECEMBER 28, 1996
(IN THOUSANDS)                                              Wholesale          Retail       Military        All Other      Totals
----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers ......................    $ 1,606,611        850,729        858,906          2,143(1)   3,318,389
Intra-segment revenues ................................        529,184           --             --            1,396        530,580
Interest revenue ......................................            (79)            (1)          --             --              (80)
Interest expense (includes capital lease interest) ....            402             24            612           --            1,038
Depreciation expense ..................................          9,335         10,250          1,736             46         21,367
Segment profit (loss) .................................         32,285          7,234         19,013             54         58,586
Assets ................................................        478,808        105,296        140,121            597        724,822
Expenditures for long-lived assets ....................         13,431         14,536          3,193             59         31,219


(1) Revenue from the segments in All Other is attributable to a trucking transport business.

RECONCILIATION


(IN THOUSANDS)                             1998            1997           1996
--------------------------------------------------------------------------------
REVENUES
Total external revenues
   for segments ..................     $ 4,149,577      4,330,437      3,318,389
Intra-segment revenues from
   reportable segments ...........         445,689        503,559        530,580
Unallocated amounts ..............          10,434         10,658          5,581
Elimination of intra-segment
   revenues ......................        (445,689)      (503,559)      (530,580)
                                     -------------------------------------------
   Total consolidated revenues ...     $ 4,160,011      4,341,095      3,323,970
                                     -------------------------------------------
                                     -------------------------------------------
PROFIT OR LOSS
Total profit for segments ........     $    70,829         81,591         58,586
Unallocated amounts
   Adjustment of inventory
     to LIFO .....................          (3,975)        (1,500)        (1,560)
   Unallocated corporate
     overhead ....................         (56,801)       (48,811)       (24,515)
   Special charges ...............         (68,471)       (30,034)          --
                                     -------------------------------------------
Income from continuing operations
   before income taxes ...........     $   (58,418)         1,246    $    32,511
                                     -------------------------------------------
                                     -------------------------------------------
ASSETS
Total assets for segments ........     $   699,702        703,846        724,822
Assets of a discontinued operation          30,236         47,051         42,221
Unallocated corporate assets .....         180,273        228,514        268,934
Adjustment for LIFO inventory ....         (47,043)       (43,068)       (41,569)
Elimination of intercompany
   receivables ...................         (30,106)       (31,460)       (48,931)
Other eliminations ...............              33           --             --
                                     -------------------------------------------
   Total consolidated assets .....     $   833,095        904,883        945,477
                                     -------------------------------------------
                                     -------------------------------------------


OTHER SIGNIFICANT ITEMS
 (IN THOUSANDS)

                                             Segment                   Consolidated
1998                                         Totals      Adjustments      Totals
---------------------------------------------------------------------------------
Depreciation ...........................    $30,079         15,985         46,064
Interest revenue .......................      3,468          1,358          4,826
Interest expense .......................      2,925         26,109         29,034
Expenditures for long-lived assets .....     18,868         33,862         52,730

1997
---------------------------------------------------------------------------------
Depreciation ...........................    $30,941         15,412         46,353
Interest revenue .......................      4,013          2,367          6,380
Interest expense .......................      3,360         29,413         32,773
Expenditures for long-lived assets .....     36,817         30,908         67,725

1996
---------------------------------------------------------------------------------
Depreciation ...........................    $21,367         11,947         33,314
Interest revenue .......................         80          1,533          1,613
Interest expense .......................      1,038         12,370         13,408
Expenditures for long-lived assets .....     31,219         20,114         51,333


   The reconciling items to adjust expenditures for depreciation, interest revenue, interest expense and expenditures for long-lived assets are for unallocated general corporate activities. All revenues are attributed to and all assets are held in the United States. The Company's market areas are in the Midwest, West, Mid-Atlantic and Southeast United States.

                       NASH FINCH COMPANY AND SUBSIDIARIES

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------


A summary of quarterly financial                   First Quarter      Second Quarter       Third Quarter          Fourth Quarter
information is presented.                            12 Weeks             12 Weeks            16 Weeks        12 Weeks     13 Weeks
                                                 ---------------      -------------       ---------------     ---------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         1998       1997      1998     1997       1998       1997       1998        1997
-----------------------------------------------------------------------------------------------------------------------------------
Net sales and other revenue .............   $  932,966    943,662   973,069   964,743  1,282,533  1,328,866    971,443   1,103,824
Cost of sales ...........................      825,321    830,770   889,458   872,590  1,186,229  1,227,394    882,653   1,006,059
Earnings (loss) from continuing
   operations before income taxes
   and extraordinary charge .............        5,984      6,387     6,122    11,234      4,503    (23,647)   (75,026)      7,272
Income taxes (benefit) ..................        2,265      2,433     2,542     4,674      1,984     (7,358)   (25,628)      2,572
Net earnings (loss) from
   continuing operations before
   extraordinary charge .................        3,719      3,954     3,580     6,560      2,519    (16,289)   (49,398)      4,700
Earnings (loss) from discontinued
   operations, net of income tax
   (benefit) ............................       (1,091)      (898)       36       (96)       879       (168)       602       1,008
Earnings (loss) from disposal of
   discontinued operations, net
   of income tax (benefit) ..............           --         --        --        --         --         --    (16,913)         --
Earnings (loss) before
   extraordinary charge .................        2,628      3,056     3,616     6,464      3,398    (16,457)   (65,709)      5,708
Extraordinary charge from early
   extinguishment of debt, net of
   income tax (benefit) .................        5,569         --        --        --         --         --         --          --
Net earnings (loss) .....................       (2,941)     3,056     3,616     6,464      3,398    (16,457)   (65,709)      5,708
Percent to sales and revenues ...........        (0.32)      0.32      0.37      0.66       0.26      (1.24)     (6.76)       0.52

BASIC EARNINGS (LOSS) PER SHARE
Earnings (loss) from continuing
   operations before
   extraordinary charge .................   $      .33        .35       .32       .58        .22      (1.45)     (4.36)        .42
Earnings (loss) before
   extraordinary charge .................   $      .23        .27       .32       .57        .30      (1.46)     (5.80)        .51
Net earnings (loss) .....................   $     (.26)       .27       .32       .57        .30      (1.46)     (5.80)        .51

DILUTED EARNINGS (LOSS) PER SHARE
Earnings (loss) from continuing
   operations before
   extraordinary charge .................   $      .33        .35       .32       .58        .22      (1.45)     (4.36)        .41
Earnings (loss) before
   extraordinary charge .................   $      .23        .27       .32       .57        .30      (1.46)     (5.80)        .50
Net earnings (loss) .....................   $     (.26)       .27       .32       .57        .30      (1.46)     (5.80)        .50

                                        NASH FINCH COMPANY AND SUBSIDIARIES
CONSOLIDATED SUMMARY OF OPERATIONS
------------------------------------------------------------------------------


Eleven years ended January 2, 1999
(not covered by Independent Auditors' Report)

                                                            1998         1997         1996         1995         1994        1993
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)  (52 weeks)   (53 weeks)   (52 weeks)   (52 weeks)   (52 weeks)  (52 weeks)
-----------------------------------------------------------------------------------------------------------------------------------
Sales and revenues ..................................   $ 4,147,582    4,326,051    3,319,027    2,828,873   2,780,033   2,677,629
Other income ........................................        12,429       15,044        4,943       10,655       8,625       6,880
                                                        -----------    ---------    ---------    ---------   ---------   ---------
Total sales, revenues and other income ..............     4,160,011    4,341,095    3,323,970    2,839,528   2,788,658   2,684,509
Cost of sales including warehousing and
   transportation expenses ..........................     3,783,661    3,936,813    2,996,596    2,528,241   2,468,856   2,382,283
Selling, general, administrative and
   other operating expenses .........................       287,622      291,357      244,137      243,358     250,639     237,373
Special charges .....................................        68,471       30,034         --           --          --          --
Interest expense ....................................        29,034       32,773       13,408        9,007       9,950       9,021
Depreciation and amortization .......................        46,064       46,353       33,314       27,864      30,369      27,815
Profit sharing contribution .........................         3,577        2,519        4,004        3,673       3,417       3,553
Provision for income taxes ..........................       (18,837)       2,320       13,174       10,748      10,148      10,047
                                                        -----------    ---------    ---------    ---------   ---------   ---------
Net earnings (loss) from
   continuing operations ............................   $   (39,581)      (1,074)      19,337       16,637      15,279      14,417
Earnings (loss) from discontinued
   operations, net of income tax ....................           426         (154)         695          777         201       1,457
Earnings (loss) on disposal of discontinued
   operations, net of income tax ....................       (16,913)        --           --           --          --          --
Extraordinary charge from early
   extinguishment of debt, net of income tax ........        (5,569)
                                                        -----------    ---------    ---------    ---------   ---------   ---------
Net earnings (loss) .................................   $   (61,637)      (1,228)      20,032       17,414      15,480      15,874
                                                        -----------    ---------    ---------    ---------   ---------   ---------
Basic earnings (loss) per share:
   Earnings (loss) from
      continuing operations .........................   $     (3.50)       (0.10)        1.77         1.53        1.40        1.33
   Earnings (loss) from
      discontinued operations .......................         (1.46)       (0.01)        0.06         0.07        0.02        0.13
   Extraordinary charge from early
      extinguishment of debt ........................         (0.49)
                                                        -----------    ---------    ---------    ---------   ---------   ---------
Basic earnings (loss) per share .....................   $     (5.45)       (0.11)        1.83         1.60        1.42        1.46
                                                        -----------    ---------    ---------    ---------   ---------   ---------
Diluted earnings (loss) per share:
   Earnings (loss) from
      continuing operations .........................   $     (3.50)       (0.10)        1.75         1.53        1.40        1.33
   Earnings (loss) from
      discontinued operations .......................         (1.46)       (0.01)        0.06         0.07        0.02        0.13
   Extraordinary charge from early
      extinguishment of debt ........................         (0.49)
                                                        -----------    ---------    ---------    ---------   ---------   ---------
Diluted earnings (loss) per share ...................   $     (5.45)       (0.11)        1.81         1.60        1.42        1.46
                                                        -----------    ---------    ---------    ---------   ---------   ---------
Cash dividends declared per common share ............   $      0.72          .72          .75          .74         .73         .72
Pretax earnings as a percent of
   sales and revenues ...............................   %        --           --         1.00          .99         .91         .98
Net earnings (loss) as a percent of
   sales and revenues ...............................   %     (1.48)       (0.03)         .59          .60         .55         .58
Effective income tax rate ...........................   %     (32.2)       425.4         40.5         39.1        40.0        40.5
Current assets ......................................   $   467,108      494,350      525,596      311,690     309,522     294,925
Current liabilities .................................   $   331,473      294,419      297,088      207,688     220,065     215,021
Net working capital .................................   $   135,635      199,931      228,508      104,002      89,457      79,904
Ratio of current assets to current liabilities ......          1.41         1.68         1.77         1.50        1.41        1.37
Total assets ........................................   $   833,095      904,883      945,477      514,260     531,604     521,654
Capital expenditures ................................   $    52,730       67,725       51,333       33,264      34,965      36,382
Long-term obligations (long-term debt
   and capitalized lease obligations) ...............   $   327,947      364,006      403,651       81,188      95,960      97,887
Stockholders' equity ................................   $   156,473      225,618      232,861      215,313     206,269     199,264
Stockholders' equity per share(1) ...................   $     13.80        19.96        21.06        19.80       18.97       18.33
Return on average stockholders' equity ..............   %    (32.26)       (0.53)        8.94         8.26        7.63        8.13
Number of common stockholders of
   record at year-end ...............................         2,214        2,226        2,230        1,940       2,074       2,074
Common stock high price(2) ..........................   $    20           24 7/8       21 3/4       20 1/2      18 1/4      23 1/4
Common stock low price(2) ...........................   $    13 1/8       17 1/2       15 1/2       15 3/4      15 3/8      17
-------------------------------------------------------------------------------
(1) Based on outstanding shares at year-end.  (2) High and low closing sale price.

38

                                                             1992          1991           1990         1989           1988
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)   (53 weeks)    (52 weeks)     (52 weeks)   (52 weeks)     (52 weeks)
-----------------------------------------------------------------------------------------------------------------------------
Sales and revenues ..................................      2,475,729     2,303,236     2,335,532     2,190,901     2,066,988
Other income ........................................          4,979         4,764         4,878         3,931         5,705
                                                           ---------     ---------     ---------     ---------     ---------
Total sales, revenues and other income ..............      2,480,708     2,308,000     2,340,410     2,194,832     2,072,693
Cost of sales including warehousing and
   transportation expenses ..........................      2,200,058     2,040,612     2,078,424     1,947,102     1,845,801
Selling, general, administrative and
   other operating expenses .........................        210,947       201,662       198,418       194,039       168,777
Special charges .....................................           --            --            --            --
Interest expense ....................................          8,329         7,996         7,962         7,748         7,797
Depreciation and amortization .......................         25,867        25,067        24,774        22,381        19,391
Profit sharing contribution .........................          3,874         3,699         3,519         3,021         2,752
Provision for income taxes ..........................         12,137        11,109        10,694         7,717        10,635
                                                           ---------     ---------     ---------     ---------     ---------
Net earnings (loss) from
   continuing operations ............................         19,496        17,855        16,619        12,824        17,540
Earnings (loss) from discontinued
   operations, net of income tax ....................            572         1,200         1,211           328           635
Earnings (loss) on disposal of discontinued
   operations, net of income tax ....................           --            --            --            --              --
Extraordinary charge from early
   extinguishment of debt, net of income tax ........
                                                           ---------     ---------     ---------     ---------     ---------
Net earnings (loss) .................................         20,068        19,055        17,830        13,152        18,175
                                                           ---------     ---------     ---------     ---------     ---------
Basic earnings (loss) per share:
   Earnings (loss) from
      continuing operations .........................           1.80          1.64          1.53          1.18          1.61
   Earnings (loss) from
      discontinued operations .......................           0.05          0.11          0.11          0.03          0.06
   Extraordinary charge from early
      extinguishment of debt ........................
                                                           ---------     ---------     ---------     ---------     ---------
Basic earnings (loss) per share .....................           1.85          1.75          1.64          1.21          1.67
                                                           ---------     ---------     ---------     ---------     ---------
Diluted earnings (loss) per share:
   Earnings (loss) from
      continuing operations .........................           1.80          1.64          1.53          1.18          1.61
   Earnings (loss) from
      discontinued operations .......................           0.05          0.11          0.11          0.03          0.06
   Extraordinary charge from early
      extinguishment of debt ........................
                                                           ---------     ---------     ---------     ---------     ---------
Diluted earnings (loss) per share ...................           1.85          1.75          1.64          1.21          1.67
                                                           ---------     ---------     ---------     ---------     ---------
Cash dividends declared per common share ............            .71           .70           .69           .67           .65
Pretax earnings as a percent of
   sales and revenues ...............................           1.30          1.31          1.22           .95          1.38
Net earnings (loss) as a percent of
   sales and revenues ...............................            .80           .81           .75           .59           .87
Effective income tax rate ...........................           38.4          38.1          38.4          37.9          37.4
Current assets ......................................        310,170       239,850       234,121       212,264       219,956
Current liabilities .................................        213,691       154,993       159,439       128,159       153,068
Net working capital .................................         96,479        84,857        74,682        84,105        66,888
Ratio of current assets to current liabilities ......           1.45          1.55          1.47          1.66          1.44
Total assets ........................................        513,615       429,648       416,233       380,771       388,269
Capital expenditures ................................         42,991        36,836        36,129        34,635        52,019
Long-term obligations (long-term debt
   and capitalized lease obligations) ...............         94,145        82,532        74,333        77,950        66,216
Stockholders' equity ................................        191,204       178,846       167,388       157,024       151,043
Stockholders' equity per share(1) ...................          17.59         16.45         15.40         14.45         13.90
Return on average stockholders' equity ..............          10.85         11.01         10.99          8.54         12.45
Number of common stockholders of
   record at year-end ...............................          2,087         2,122         2,138         2,146         2,227
Common stock high price(2) ..........................         19 3/4        20 1/4        25 1/4        25 3/4        27 1/2
Common stock low price(2) ...........................         16 1/4        16 1/2        16 1/4        21 1/4        18

-------------------------------------------------------------------------------
(1) Based on outstanding shares at year-end.  (2) High and low closing sale price.




[GRAPH]                 [GRAPH]




[GRAPH]

                                                                             39